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05008469

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kerry

*CURRENT ADDRESS


PROCESSED
JUN 01 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34848 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dw

DAT : 6/1/05

the science of food

Kerry Group Annual Report and Accounts 2004

Our Mission

Kerry Group will be a major international specialist food ingredients corporation, a leading international flavour technology company and a leading supplier of added-value brands and customer branded foods to the Irish and UK markets.

We will be leaders in our selected markets – excelling in product quality, technical and marketing creativity and service to our customers – through the skills and wholehearted commitment of our employees.

We are committed to the highest standards of business and ethical behaviour, to fulfilling our responsibilities to the communities which we serve and to the creation of long-term value for all stakeholders on a socially and environmentally sustainable basis.

2004 at a Glance

Group turnover exceeds

€4 billion

Total sales growth of

11.8%

Acquisition programme of

€712m

Operating profit* increased by 13.1% to

€349m

Like-for-like sales growth of

4.2%

Earnings per share* increased by 10.3% to

123.7 cent

Profit after tax* increased by

10.7%

Operating margin* increased to

8.5%

Record free cash flow of

€267m

Total 2004 dividend per share up 10.7% to

14 cent

* Before goodwill and exceptionals

Financial Highlights

Turnover
(€ million)


2,621.9
3,002.8
3,754.8
3,693.4
4,128.7
'00
'01
'02
'03
'04

Profit Before Taxation
and Exceptional Items
(€ million)


172.7
189.4
213.8
223.1
230.7
'00
'01
'02
'03
'04

Cash (EBITDA*) Per Share
(cent)


172.0
188.3
210.6
211.3
236.9
'00
'01
'02
'03
'04

Earnings Per Share
After Intangible Amortisation
and Exceptional Items (cent)


70.6
75.8
56.1
86.7
78.2
'00
'01
'02
'03
'04

Earnings Per Share
Before Intangible Amortisation
and Exceptional Items (cent)


79.2
87.9
101.8
112.1
123.7
'00
'01
'02
'03
'04

* Before exceptional items

Results in Brief

	2004 €m	2003 €m
Turnover	4,128.7	3,693.4
EBITDA*	441.6	392.3
Profit before taxation and exceptional items	230.7	223.1
Dividends	26.2	23.6
Retained profit for the year	119.6	137.4
Purchase of fixed assets	114.3	97.7
Earnings per ordinary share (cent)**	123.7	112.1
Total dividend per share (cent)	14.0	12.65
Cash (EBITDA*) per share (cent)	236.9	211.3

* Before exceptional items

** Before intangible amortisation and exceptional items

Chairman's Statement

In a busy year for the Group, one which was also a year of considerable change at consumer and food industry level, I am pleased to report that Kerry delivered another strong operational and financial performance. The continuing consumer focus on balanced dietary requirements and healthy lifestyles continued to enhance demand for more varied, convenient, tasteful, nutritional food and beverage products in 2004. Against this background, the Group's food ingredients, flavours and consumer foods businesses all performed well with sustained progress across all geographic markets. In particular in 2004, the Group invested considerable management and financial resources in the further development of its lifestyle and nutritional foods, flavours and ingredient ranges, while also extending its technology portfolio into bio-ingredients and pharma-ingredients growth sectors.



Denis Buckley,
Chairman

Kerry Group plc

This document is important and requires your immediate attention. If you are in any doubt about the course of action to take you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser.

If you have sold all your shares in Kerry Group plc please forward this document to the agent through whom the sale was effected for transmission to the purchaser.


KERRY

Notice of Annual General Meeting and Letter from the Chairman

Notice of the Annual General Meeting of Kerry Group plc to be held on Tuesday 24 May 2005 at the Brandon Hotel, Tralee, Co Kerry is set out on pages 3-5 of this document. A form of proxy relating to the meeting is enclosed.

Notice of Annual General Meeting

To each member

Notice is hereby given that the Annual General Meeting of Kerry Group plc will be held at the Brandon Hotel, Tralee, Co Kerry on Tuesday 24 May 2005 at 2.00 p.m. for the following purposes:

As Ordinary Business

1. To receive and consider the accounts for the year ended 31 December 2004 and the Directors' and Auditors' Reports thereon.

2. To declare a final dividend as recommended by the Directors.

3. (a) To re-elect Mr Denis Buckley and Mr Eugene McSweeney who retire in accordance with the provisions of the Combined Code on Corporate Governance and, being eligible, offer themselves for re-election.

   (b) To re-elect Mr Patrick A Barrett, Mr James V Brosnan, Mr Walter Costelloe, Mr Patrick Minogue and Mr Stan McCarthy who, in accordance with Article 97 of the Articles of Association of the Company retire by rotation and, being eligible, offer themselves for re-election.

   (c) To re-elect Mr Denis Carroll who was appointed a Director since the previous Annual General Meeting and who, in accordance with Article 102 of the Articles of Association of the Company, retires and, being eligible, offers himself for re-election.

   (d) To elect Mr Donal O'Donoghue a Director of the Company in accordance with Article 100 of the Articles of Association of the Company.

4. That until otherwise determined by the Company in General Meeting the Directors be paid as fees in respect of each year commencing with the year ending 31 December 2005, such sum not exceeding €1,000,000 in aggregate in any year, as the Directors shall determine, which sum shall be divided amongst them in such proportion as they shall determine.

5. To authorise the Directors to fix the remuneration of the Auditors.

As Special Business

6. To consider and, if thought fit, pass the following special resolution:

   That the authorised share capital of the Company be increased to €35,000,000 divided into 280,000,000 A Ordinary shares of €0.125 each and that Article 3 of the Articles of Association be amended accordingly.

7. To consider and, if thought fit, pass the following special resolution:

   That Article 114 of the Articles of Association be amended by the deletion in its entirety of the following sentence contained therein:

   "A Director so appointed shall not, whilst holding that office, be subject to retirement by rotation or be taken into account in, determining the rotation of retirement of Directors".

8. To consider and, if thought fit, pass the following ordinary resolution:

   That the Directors are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities within the meaning of Section 20 of the Companies (Amendment) Act, 1983. The maximum amount of the relevant securities which may be allotted under the authority hereby conferred shall be the authorised but unissued A Ordinary Shares in the capital of the Company. The authority hereby conferred shall expire on 24 August 2006 unless and to the extent that such authority is renewed, revoked or extended prior to such date. The Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement, notwithstanding that the authority hereby conferred has expired.

9. To consider and, if thought fit, pass the following special resolution:

   That the Directors are hereby empowered pursuant to Sections 23 and 24 (1) of the Companies (Amendment) Act, 1983 to allot equity securities within the meaning of the said Section 23 for cash as if Section 23(1) of the said Act did not apply to any such allotment provided that this power shall expire on 24 August 2006 unless and to the extent that such authority is renewed, revoked or extended prior to such date, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry, and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred by this paragraph had not expired and provided that the maximum amount of equity securities (within the meaning of the said Section 23) which may be allotted under this authority shall not exceed in aggregate the equivalent of 5% of the issued A Ordinary Share Capital of the Company at the date hereof.

10. To consider and, if thought fit, pass the following special resolution:

    "That Article 2 (a) of the Articles of Association of the Company be amended by the deletion therefrom of the second paragraph and the substitution therefor of the following paragraph:

    "The Acts" means the Companies Act 1963, the Companies (Amendment) Act, 1977 (No 31 of 1977), the Companies (Amendment) Act, 1982 (No 10 of 1982), the Companies (Amendment) Act, 1983 (No 13 of 1983), the Companies (Amendment) Act, 1986, (No 25 of 1986), the Companies (Amendment) Act, 1990 (No 27 of 1990), the Companies Act, 1990 (No 33 of 1990), the Companies (Amendment) Act, 1999 (No 8 of 1999), the Companies (Amendment) (No 2) Act, 1999 (No 30 of 1999), the Company Law Enforcement Act, 2001 (No 28 of 2001) and the Companies (Auditing and Accounting) Act 2003 (No 44 of 2003).

    and by the insertion of the following definition immediately before Article 2 (b)

    "Treasury Share" has the meaning given to such expression by Section 209 of the Companies Act 1990.

11. To consider and, if thought fit, pass the following special resolution:

"That Article 7 (a) of the Articles of Association of the Company be amended by the inclusion of the words "including Treasury Shares (if any)" in the first line thereof after the words "relating to new shares".

12. To consider and, if thought fit, pass the following special resolution:

"That the Articles of Association be amended by the insertion of the following new Article 13 A immediately following existing Article 13:

13A. (1) Subject to the provisions of Part XI of the Companies Act, 1990 ("the 1990 Act") and the other provisions of this Article, the Company may pursuant to Section 211 of the 1990 Act, purchase any of its own shares (and without any obligation to purchase on any pro rata basis as between shareholders or shareholders of the same class) and may cancel any shares so purchased or hold them as Treasury Shares and may reissue any such shares as shares of any class or classes;

(2) Where the Company has been authorised by a special resolution passed in general meeting to make market purchases (as defined in Section 212 of the 1990 Act) of any of its own shares in accordance with this Article, the Company and/or any of its subsidiaries may make such purchases on such terms and conditions and in such manner as the Directors of the Company or the particular subsidiary of the Company may from time to time determine but subject to the provisions of the 1990 Act and to the following restrictions and provisions:

(a) the maximum number of A Ordinary Shares authorised to be acquired pursuant to the terms of any special resolution which refers to this Article shall be such number of A Ordinary Shares whose aggregate nominal value shall equal 10 per cent of the aggregate nominal value of the issued A Ordinary Shares of the Company as at the close of business on the date of the passing of such special resolution;

(b) the minimum price which may be paid for any A Ordinary Share shall be the nominal value of such A Ordinary Share;

(c) the maximum price which may be paid for the A Ordinary Share (a "Relevant Share") shall be an amount equal to 105 per cent of the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to the Relevant Shares of the same class as the Relevant Share shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased, as determined from the information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of these five business days:

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price. If the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then a maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the The Irish Stock Exchange Limited or its equivalent;

(d) if the London Stock Exchange plc is prescribed as a recognised stock exchange for the purposes of Section 212 of the 1990 Act the authority conferred by any special resolution referring to this Article shall include authority to make market purchases of Relevant Shares on the London Stock Exchange plc provided that:

(i) any such purchase shall be subject to any requirements of the laws of the United Kingdom of Great Britain and Northern Ireland as shall apply thereto; and

(ii) the maximum price which may be paid for any Relevant Shares so purchased shall be determined in accordance with sub-paragraph (c) above but deleting from that paragraph the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange plc and deleting from that paragraph sub-paragraph (iii) thereof and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of sub-paragraph (c) and inserting instead the following:

(iii) "if there shall not be any dealing reported for the day, the average of the prices under the heading "Quotation" in respect of that share for the day and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price."

and deleting from the last line thereof the reference to "The Irish Stock Exchange Limited" and inserting instead reference to the "London Stock Exchange plc."

(3) Where the Company has been authorised by a special resolution passed in general meeting to re-issue Treasury Shares in accordance with this Article, the maximum and minimum prices at which any Treasury Shares may be re-issued off-market shall be as follows:

(a) the maximum price shall be an amount equal to 120 per cent of the Appropriate Price; and

(b) the minimum price shall be an amount equal to 95 per cent of the Appropriate Price.

"Appropriate Price" shall mean the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) shall be appropriate in respect of each of the five business days immediately preceding the day on which the Treasury Share is re-issued, as determined from information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of those five business days:

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price. If the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price is to be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent".

By order of the Board

Brian Durran
Group Secretary

Registered Office: Prince's Street, Tralee, Co Kerry, Ireland
26 April 2005

Notes:

a) Every member of the Company entitled to attend and vote at the above meeting may appoint a proxy (who need not be a member of the Company) to attend, speak and vote on his/her behalf. For this purpose an instrument of proxy is enclosed with the notice. Appointment of a proxy will not preclude a member from attending and voting at the meeting.

b) There are no contracts of service which are required to be available for inspection at the meeting.

c) The Registers required to be maintained by the Company under Section 59 and 80 of the Companies Act, 1990 will be available for inspection to any person attending the Annual General Meeting for fifteen minutes prior to and until the conclusion of the meeting.

d) Copies of Directors' appointment letters will be available for inspection to any person attending the Annual General Meeting for fifteen minutes prior to and until the conclusion of the meeting.

Letter from the Chairman to the Ordinary Shareholders

26 April 2005

Dear Shareholder

Please find enclosed a copy of the 2004 Annual Report together with Proxy form and Attendance Card. Attached to this letter you will find a copy of the Notice convening the Annual General Meeting of the Company to be held at the Brandon Hotel on Tuesday 24 May 2005 at 2.00 p.m. The purpose of this letter is to explain the various Resolutions to be considered by shareholders at the meeting.

Ordinary Business

1. **Report and Accounts.**

   This is a standard resolution to consider the financial statements of the Company for the year ended 31 December 2004.

2. **Dividend.**

   The Board has recommended a final dividend of 9.5c per share which is in addition to the interim dividend of 4.5c per share paid in November 2004. Subject to approval by shareholders at the AGM the final dividend will be paid on 27 May 2005 to shareholders registered on the record date 29 April 2005.

3. (a) **Re-election of Mr Denis Buckley and Mr Eugene McSweeney.**

   The terms of the Combined Code on Corporate Governance stipulate that any Director who has served a period of nine years or more from the date of their first election to the Board must subject themselves to annual rotation. Both Mr Eugene McSweeney and myself are subject to this provision and are seeking re-election at the Annual General Meeting. Following separate formal performance evaluations of each of us the Board is of the opinion that our performance continues to be effective and we have demonstrated commitment to our respective roles.

   (b) **Re-election of Mr Patrick A Barrett, Mr James V Brosnan, Mr Walter Costelloe, Mr Patrick Minogue and Mr Stan McCarthy.**

   In accordance with the provisions of Article 97 of the Articles of Association of the Company the aforementioned Directors are required to retire by rotation at the AGM and, being eligible, are offering themselves for re-election. The performance of each of these non-executive Directors has also been formally evaluated and the Board considers that performance of each continues to be effective and they individually demonstrate commitment to their roles as Directors.

   (c) **Re-election of Mr Denis Carroll.**

   Mr Denis Carroll was appointed to the Board on the 12 January 2005 and under the provisions of Article 102 of the Articles of Association of the Company he must retire at the forthcoming AGM and is offering himself for re-election.

   (d) **To elect Mr Donal O'Donoghue a Director of the Company in accordance with Article 100 of the Articles of Association of the Company.**

   Mr Cathal Foley is retiring from the Board by rotation in accordance with Article 97 of the Articles of Association of the Company but is not seeking re-election. To fill the vacancy that will arise the Board recommends the appointment of Mr Donal O'Donoghue.

   The biographical details of the Directors, the subject of election/re-election, are set out in the Annual Report.

4. **Directors Fees.**

   The current maximum amount of fees payable to Directors in any one year is €650,000 which was agreed by shareholders at the AGM held in May 2001. Resolution 4 proposes to increase the threshold to €1m in respect of the year ending 31 December 2005 and subsequent years until otherwise determined by shareholders in general meeting.

5. **To authorise the Directors to fix the remuneration of the Auditors.**

   This is a standard resolution authorising the Board to fix the remuneration of the Auditors in line with agreed terms of engagement as approved by the Audit Committee.

Special Business

6. **Increase of Authorised Share Capital (Special Resolution).**

   The current authorised share capital of the Company is €25,000,000 divided into 200,000,000 A Ordinary shares of €0.125 each of which approximately 187,000,000 are currently in issue. Resolution 6 proposes to increase the authorised share capital to €35,000,000 divided into 280,000,000 A Ordinary shares of €0.125 each which will give the Company greater flexibility to issue shares at any future date(s).

7. **Amendment of Article 114 (Special Resolution).**

Under the provisions of Article 114 of the Articles of Association of the Company the Chief Executive is not subject to rotation. The provisions of the Combined Code on Corporate Governance stipulate that all Directors should be subject to rotation and Resolution 7 proposes that Article 114 be amended to provide for rotation of the Chief Executive.

8. **Section 20 Authority to allot shares (Ordinary Resolution).**

   This Resolution proposes to renew the authority of the Board of Directors to allot shares in the Company which authority shall expire on the 24 August 2006 unless and to the extent that it is renewed, revoked or extended prior to such date.

9. **Disapplication of pre-emption rights (Special Resolution).**

   This Resolution proposes to renew the power given to the Board of Directors to allot shares in the Company for cash on a non pro-rata basis should it so decide provided that the maximum number of shares to be allotted under the authority shall not exceed in aggregate the equivalent of 5% of the issued ordinary shares at the date the resolution is passed. The authority shall likewise expire on the 24 August 2006 unless and to the extent that it is renewed, revoked or extended prior to that date.

10. **Amendment of Article 2 (Special Resolution).**

    This resolution purposes to amend Article 2 (a) to provide for the definition of the various Companies Acts and relevant legislation from 1963 to 2003 inclusive together with including a definition of a Treasury Share.

11. **Amendment of Article 7 (Special Resolution).**

    Resolution 11 proposes to amend Article 7 to expressly enable the Board to allot Treasury Shares.

12. **Adoption of new Article 13A (Special Resolution).**

    The final resolution proposes the adoption of a new Article 13A which in summary empowers the Company or any of its subsidiaries to purchase its own shares, to cancel shares so purchased or to re-issue such shares as Treasury Shares and sets out the method of calculating the price at which market purchases of shares by the Company may be made together with the price at which any such shares may be re-issued as Treasury Shares. It is not intended to make market purchases of shares at this time. Market purchases of shares will only be made when sanctioned by shareholders in General Meeting.

The Directors recommend that you vote in favour of all of the Resolutions set out above.

Every shareholder of the Company entitled to attend and vote at the Annual General Meeting may appoint a Proxy (who need not be a shareholder of the Company) to attend, speak and vote on his/her behalf. A personalised Proxy form is enclosed with the Annual Report. If you decide to appoint a Proxy it will not preclude you from attending and voting at the meeting.

Attached to the Proxy Form is an Attendance Card which should be brought with you to the meeting to ensure ease of admission. Failure to bring this card may result in you being asked to provide identification in order to gain entry to the meeting and access may be delayed as a result.

Should you have any queries in relation to the contents of the correspondence enclosed please contact the Group Secretary, Kerry Group plc, Princes Street, Tralee, Co Kerry. Tel: + 353 66 718 2000 or by email at **registrar@kerry.ie**

Yours faithfully



Denis Buckley
Chairman

An easy to use service to access your share account details and enquiries is available on Kerry Group's website **www.kerrygroup.com**

To access your account click on "Investor Info" and select "Shareholder Enquires".

To log in enter your surname and either your account number or share certificate number (both of which can be obtained from a valid share certificate).

If shares are held electronically in Crest you will need to insert your Crest Participant ID and sub-account number.

You may access/print your shareholding balance, transaction history and dividend payment details. There is also a facility to download forms including those to mandate dividends, record a change of address and to transfer or sell shares.

Results

Group sales exceeded €4 billion for the first time and Group operating profit reached a new high of €349m. Taking into account major currency shifts, in particular the continued depreciation of the U.S. dollar versus the euro, this result reflects a satisfactory like-for-like increase in sales of 4.2% and a 7% like-for-like increase in operating profit before goodwill and exceptionals. Earnings per share before goodwill and exceptionals increased by 10.3% to 123.7 cent.

Strategic Development

In 2004, Kerry took a number of important steps in the strategic development of the Group. At the end of April, we completed the acquisition of Quest Food Ingredients, establishing a new Kerry Bio-Science division within the Group. Our strategy of adding significant bolt-on acquisitions also continued with a number of acquisitions in core areas of activity which broadened the Group's food ingredients and flavour development technical base and also expanded Kerry's interests in the branded beverage foodservice and natural foods sectors. In total, expenditure on our 2004 acquisition programme amounted to €712m. The Group's commitment to investment in research and development, to maintain our position at the forefront of development in our key industry growth sectors, also continued with a €111m programme completed in the year under review.

Dividend

The Board has declared a final dividend of 9.5 cent per share, an increase of 10.5% on 2003. Together with the interim dividend of 4.5 cent per share, this raises the total dividend payment for the year to 14 cent per share, an increase of 10.7% on the 2003 dividend. The final dividend will be paid on 27 May 2005 to shareholders registered on the record date 29 April 2005.

Board Changes

I would like to welcome Timothy G. Horan and Desmond O'Connor who joined the Board as non-executive Directors in January 2004. In February, we also welcomed as a non-executive Director to the Board, the former United States Ambassador to Ireland, Michael J. Sullivan.

Flor Healy joined the Board as an executive Director following the retirement of Michael Griffin as an executive Director and CEO of Kerry Foods at the end of February 2004.

In May, three of our long serving non-executive Directors: Richard Fitzgerald, Philip Healy and Patrick O'Connell, retired from the Board. I would like to pay tribute to Richard, Philip and Patrick for their outstanding individual contributions to the Board of Kerry Group since the launch of Kerry Group as a public company in 1986.

May I also thank Thomas McEnery who retired from the Board in January 2005 for his contribution to the Group and welcome Denis Carroll, who succeeded him as a non-executive Director on the Board.

Prospects

The Board is confident that the strategies and prospects for the Group will continue to deliver good growth and value for all stakeholders. Group businesses are well positioned to meet evolving consumer requirements and the Board is committed to maintaining the Group's leadership positions in food ingredients markets and to further investment in food industry growth markets around the world.

To my fellow Directors, to Hugh Friel Chief Executive and our senior management team, to all our employees, suppliers and customers, may I take this opportunity to thank you for your sustained commitment towards the continued successful growth and development of the Group.



Denis Buckley, Chairman
28 February 2005

In 2004, Kerry Group delivered another strong result in terms of strategic and operational development and success. The Group achieved strong growth organically and through its acquisition programme, contributing record free cash generation, while making a significant investment in the future growth of its core businesses. In a year marked by unparalleled attention to dietary, lifestyle, health and well-being issues, Kerry's unrelenting focus on innovation and technical development across all strategic business units contributed strongly to the robust performance of its food ingredients and flavour technologies and to continued brand and category development in its consumer foods businesses.



Hugh Friel,
Chief Executive

Group turnover surpassed the €4 billion threshold for the first time, while further margin expansion was achieved, reflecting Kerry's core strengths – consistency of performance, geographic spread and capability of the Group to successfully grow and develop across a global platform.

Extending its record of uninterrupted profit growth over 19 years since the establishment of the Group as a public company in 1986, Kerry spent €111m on research and development and €712m on the Group's 2004 acquisition programme, broadening its leading edge technology portfolio into bio-ingredients and pharma-ingredients growth sectors and expanding its flavour and fragrance technical and regional base.

Results

Currency turbulence continued to be a feature of international trading in 2004. In particular, the continued depreciation of the U.S. dollar exchange rate versus the euro, again adversely impacted transaction and profit translation, while sterling cashflows were impacted by the significant depreciation of sterling versus the euro since 2002. Total Group turnover reported at €4.13 billion reflects an increase of 11.8% on the reported 2003 turnover level. On a like-for-like basis, adjusting for acquisitions and the impact of foreign exchange translation, total sales grew by 4.2% year-on-year.

Operating profit before goodwill and exceptionals increased by 13% to €349m, reflecting like-for-like growth of 7% year-on-year.

While all divisions were actively engaged in support of Kerry's busiest acquisition programme to-date, nevertheless – in a very competitive year in major consumer markets – the Group operating margin increased by 10 basis points to 8.5%.

Adjusted profit after tax increased by 10.7% to €230m. Earnings per share before goodwill and exceptionals increased by 10.3% to 123.7 cent. Allowing for goodwill and exceptional items, basic FRS3 earnings per share was reported at 78.2 cent compared to 86.7 cent in 2003.

Reviews

Segmental analysis of business performance is presented by business (food ingredients and consumer foods) as the Group's primary reporting segment. Sales performance on a geographical market basis by destination becomes the secondary reporting segment.

In 2004, sales across Kerry's food ingredients businesses increased by 15.7% to €2.78 billion. When compared to 2003, this performance reflects like-for-like sales growth of 5%. Operating profits increased by 17.5% to €257m, representing a 9% increase on a like-for-like basis year-on-year. The operating margin increased by 10 basis points to 9.2%.

The Group's 2004 food ingredients acquisition programme contributed €274m in sales and €23m operating profit. Significant progress was made during the year under review in



roup Turnover by
estination 2004
Analysis of Turnover and Operating Profit* 2004
Asia Pacific 7%
Americas 27%
Europe 66%
Operating Profit*
Consumer Foods €1,661m (37%)
Food Ingredients €2,781m (63%)
Consumer Foods €116m (31%)
Food Ingredients €257m (69%)

*Before goodwill and exceptional items

The 2004 acquisition programme successfully extended Kerry's food ingredients and dairy proteins technology platform to bio-ingredients and pharma-ingredients applications, broadened the Group's flavour and fragrance technical and regional base, and also significantly expanded the Group's interests in the U.S. branded beverage foodservice and natural food sectors.

advancing the Group's food ingredients activities in existing and emerging markets.

Acquisitions concluded during the year comprised:

(a) Ingredients Markets
Quest Food Ingredients, a leader in innovation and applications of bio-ingredients and pharma-ingredients, serving pharmaceutical, culinary, snack, bakery, dairy, beverage and confectionery markets worldwide. The acquisition completed on 30 April 2004, forms a new Kerry Bio-Science division, operating from nine manufacturing units located in Utrecht, Netherlands; Norwich NY, USA; Rochester MN, USA; Zwijndrecht, Netherlands; Esterol, Malaysia; Brantford, Canada; Cebu, Philippines; Cork, Ireland; and Menstrie, UK. The acquired business has well established leading global positions in bio-ingredients and pharma-ingredients, including protein hydrolysates, emulsifiers, yeast flavourings, enzymes, hydrocolloids, cultures and fermentation products.



Cremo Ingredients, based in Glamsbjerg, Denmark, a leading supplier of dairy ingredients and flavourings to an extensive customer base in the savoury, convenience and snack food sectors throughout Europe and Asia.

Jana's Classics, located in Tualatin, Oregon, USA, a world class provider of sweet ingredients and inclusions for use in frozen desserts, premium ice-cream products and foodservice applications.

Ernsts Food Ingredients, located in Penang, Malaysia, bringing additional manufacturing capacity to meet Kerry's growth objectives in the nutritional, beverage and snack sectors in South East Asian markets.

b) Flavour and fragrance markets

Mastertaste, the Group's flavour and fragrance business added the following businesses:

Manheimer, a leading formulator and supplier of natural flavours for the beverage, confectionery, meat and [illegible] industries from its state-of-the-art facilities based in New Jersey, USA. Manheimer Fragrances division develops and markets innovative fragrances for application in home environmental, personal care, household and industrial products.

Flavurence, based in Los Angeles, specialising in natural fruit flavours, a major flavour supplier to food and beverage producers on the west coast of the USA.

Laboratorios Krauss, based in Mexico, a supplier of sweet flavours to the food industry in Mexico, Latin America and the Caribbean.

Fructamine, based in Mozzo, Bergamo in Northern Italy, a leading Italian producer of naturally extracted flavours, serving European savoury, bakery and soft drink markets.

c) Foodservice Markets

Oregon Chai, a leading U.S. branded supplier of natural Chai Tea Lattes and Chai Tea Latte mixes, concentrates and ready-to-drink products. Serving specialist foodservice beverage chains, grocery, club and natural food store channels throughout the U.S. and Canada, Oregon Chai is the recognised brand leader in both natural and organic segments of the speciality Chai tea market.

Extreme Foods, a leader in developing and marketing branded ready-to-use ice blended flavoured beverages for the U.S. foodservice industry. Serving independent coffeehouses, national coffeehouse chains and department store in-house cafés, Extreme Foods produces unique ice-blended fruit smoothies and coffee frappés marketed under the JetTea and JetCafe brand names respectively.

[illegible]opment across [illegible]redients and flavour markets in 2004 was driven by the increased focus on the nutritional values of food and beverages and the demand for [illegible]tural, healthier alternatives coupled with on-going requireme[illegible]anced taste, te[illegible]enience.








DENNY
BUTCHER STYLE
12 PORK SAUSAGES
DENNY
BUTCHER STYLE
8 PORK SAUSAGES



Kerry Ingredients and Kerry Bio-Science technologies benefited through the development of customised and application specific solutions to match customer requirements. In the ready-to-eat cereals market Kerry Ingredients achieved strong growth through premium granolas, cereal inclusions, all-natural, and organic lines. In the savoury sector, despite increasingly competitive market conditions, the Group's coatings and seasonings offerings performed well through innovative systems and continuing attention to business efficiencies across the Group's global manufacturing and technical facilities.

While the focus on development of new formulations for managing carbohydrates across food categories diminished towards year-end, nevertheless, application of soy proteins and soy systems continues to achieve growth rates well above industry averages.

The range and market expansion in the ready meals and ready-to-cook meals sectors, again provided a strong growth platform for culinary ingredients and Mastertaste flavours.

While the trend towards health and wellness is pervasive, demand for premium quality indulgence products continues to develop – particularly in chilled and frozen dairy products, desserts, confectionery and beverage products. This has assisted performance across the Group's flavour, fruit preparations, dairy proteins and bio-ingredients business units. In 2004, a further major area of focus and considerable development for the Group's ingredients and flavour businesses was in the fast-growing specialty flavoured beverages sector.

The trends toward 'clean labelling', high protein and convenience also greatly benefited the newly established Kerry Bio-Science business. This led to increased demand for fermented ingredients for enhanced shelf-life and anti-microbial applications. While low-carb trends adversely impacted the bakery industry in 2004, Kerry Bio-Science technologies, facilitating improved natural shelf-life preservation and production of trans-free baked goods, achieved good growth.

In the pharma sector, the Kerry Bio-Science Sheffield™ branded proteins and excipient components continued to advance satisfactorily through new drug approvals, particularly in the arthritis and diabetes treatment areas.

Consumer Foods

Against a backdrop of further consolidation at retail level and considerable change in terms of consumer requirements in the Group's consumer foods markets (Ireland and the UK), the resilience of the Kerry Food's business model was again exemplified through the division's performance and results in 2004. Divisional sales increased by 3% to €1.66 billion, reflecting like-for-like sales growth of 2%. Operating profits increased by 2% to €116m and by 1% on a like-for-like basis.



Accordingly, while satisfactory volume growth was achieved, the operating margin at 7% was slightly reduced relative to the previous year due mainly to adverse currency transaction rates.

> Kerry Foods is a leading p[illegible] in the chilled convenience food sector. The success of the division in out-performing industry growth rates stem from its focus on added-value categories, pro-active new product development based on consumer insight and research, in addition to the strength and market positioning of its leading brands.

The division's leading brands, Denny, Wall's, Richmond, Cheestrings, Charleville, Coleraine, Low Low, Golden Cow, Kerrymaid, Freshways, Dawn and Kerry Spring, all grew market share.

Kerry Foods' customer branded retail business is also concentrated in added-value convenience growth sectors. Solid growth was achieved in chilled









1 Denis Cregan
Deputy Chief Executive and CEO Kerry Ingredients

2 Stan McCarthy
President and CEO Kerry Ingredients Americas

3 Flor Healy
CEO Kerry Foods

4 Brian Mehigan
Chief Financial Officer

and frozen ready meal categories and in chilled ready-to-cook meal solutions. In the poultry sector trading conditions remained extremely competitive. Operational difficulties at the Poole production facility continued to impact on performance of the pastry business in 2004. Following the acquisition of the Hibernia chilled patisserie facility in the UK in December 2003, excellent progress was achieved in positioning the facility as a premium patisserie desserts supplier. In the branded cream liqueur market, St. Brendan's achieved strong value growth in the USA and in Scandinavia, but margins were lower year-on-year due to the depreciation in the U.S. dollar to sterling exchange rate.

Geographic Markets

Total sales across European markets increased by 9.3% to €2.7 billion. In European ingredients markets, sales increased by 18% to €1.2 billion, reflecting like-for-like sales growth of 4%. Kerry Foods, the Group's consumer foods division recorded a 3% increase in sales to €1.66 billion. In American markets the Group's ingredients and flavour businesses increased sales by 14% to €1.12 billion, reflecting like-for-like growth of 6% year-on-year. In Asia Pacific markets sales grew by 31% to €287m, representing 15% like-for-like growth year-on-year.

Finance

The Group achieved a record free cash flow in 2004. After a working capital reduction of €40.2m, capital expenditure of €91.3m (net of proceeds from asset disposals of €18.0m), interest payments of €45.8m, tax of €53.6m and dividends of €24.5m, free cash flow available to the Group was €266.6m.

Net debt at year-end amounted to €1.14 billion compared to the prior year-end level of €705m, notwithstanding record expenditure of €696m on the Group's 2004 acquisition programme. Accordingly, debt to EBITDA increased from 1.9 times to 2.6 times. Interest charges were €49m compared to the 2003 level of €37m, with EBITDA to interest covered 9.0 times (2003: 10.5 times).

The restructuring of the Group's manufacturing base, as signalled at year-end 2003 to maximise operational efficiencies in the aftermath of over 20 acquisitions in the previous two years, was substantially completed during 2004. The integration of the Quest Food Ingredients acquisition was completed by year-end. The cash cost of the restructuring programme was offset by the sale of non-core assets.

Accounts from 1 January 2005 will be prepared in line with International Financial Reporting Standards.

Post Balance Sheet Events

Since year-end the Group has announced details of a €20m business development programme in China. The programme will significantly expand the Group's asset and customer base in China through the acquisition of Hangzhou Lanli Food Industry Company Limited ("Lanli") located in Hangzhou in the Zhejiang Province and through the establishment of a new world class multi-processing manufacturing facility and technical centre on a 16 acre greenfield site in the HEDA Economic Zone (Hangzhou Economic and Technological Development Area).

The acquisition of Lanli will be completed by the end of March 2005 and the greenfield development programme will commence mid-year with all facilities to be fully commissioned by year-end 2006. Development of Kerry's food ingredients and flavour technologies in China will be focused on the significant growth opportunities in the food processing and foodservice sectors – particularly in nutritional, dairy, flavoured noodle, brewing, flavoured beverage, snack and bakery market segments.

Future Prospects

Group businesses are well positioned and fully committed to identifying, developing and application of leading edge ingredients and flavour technologies to meet consumer nutritional and lifestyle requirements. Opportunities which will strengthen Kerry's leadership and global positioning in such technologies will continue to be explored. Furthermore, with the continuing consolidation of the chilled foods processing sector in the UK and Ireland, the Group will also explore complementary business expansion opportunities in its consumer foods categories.

The Group is confident that this strategy will continue to deliver consistent growth in profits, cash flow and value for all stakeholders. Trading to date in 2005 is good and again the Group expects to perform in line with market earnings expectations for the full year.



Hugh Friel, Chief Executive
28 February, 2005

Business Review
Food Ingredients

2004 was a year of considerable advancement and technical development across Kerry's global food ingredients businesses. The continuing focus on health/wellbeing and nutritional values of food and beverage products again provided a major stimulus for product development in major consumer markets. Coupled with the on-going requirement for enhanced taste, texture and convenience, this momentum contributed to the strong performance of Kerry's application specific ingredients and flavour technologies in food processor and foodservice markets.






Food Ingredients Sales
by Destination
Asia Pacific 11.1%
Europe
45.3%
Americas
43.6%



Food Ingredients	2004	2003
Sales	€2,781m	€2,403m
Operating Profit	€256.6m	€218.4m

Kerry's Food Ingredients Positioning

Kerry Ingredients	A world leader in application specific food ingredients markets.
Kerry Bio-Science	A leader in innovation and application of bio-ingredients and pharma-ingredients.
Mastertaste	The Group's flavours and fragrance division, focused on sweet, savoury, dairy and functional food and beverage flavours, and niche fragrance categories.

In 2004, Ker[illegible] European ingredients [illegible] increased by 18% to €1.2 billion reflecting like-for-like sales growth of 4%. Kerry's position as a leading provider of culinary style ingredient solutions contributed strongly to this robust performance. Development of culinary and flavour applications in the prepared meals sector provided good growth particularly in the UK and Ireland. The growing ready meals market in Germany [illegible] opportunities. [illegible]ings and [illegible] in line with [illegible]ed EBI [illegible] continued [illegible]ugh [illegible]ations. [illegible]gressed its [illegible]tral / Eastern [illegible]orms for [illegible]t and fruit [illegible]alist provider [illegible]nts to the [illegible]ectionery, [illegible]kets in Europe, [illegible] business [illegible]enefited from the increased focus on health and nutrition and through innovative syrups and smoothies into the fast growing foodservice beverage sector. In line with increasing demand for functional, high protein and 'managed carbohydrates', Kerry made good progress through speciality ingredients and dairy protein developments from the Listowel and Charleville facilities in Ireland. Excellent progress was achieved through the Ultranor™ range of performance milk proteins in nutrition/health bar categories and in ready-to-drink beverage applications. Considerable advancement was also achieved through protein hydrolysate applications in hypoallergenic infant foods and in nutrient therapy. San-A-Crème™ high protein nutritional lipid bases, with high levels of Omega-3 and Omega-6, recorded good growth in dry-mix beverage, soup, dessert and UHT beverage applications. Kerry's speciality dairy division also established a Sports and Lifestyle Nutrition commercial business unit focused on the expanding European sports, dietetic, health and wellness markets.

Cremo Ingredients, based in Glamsbjerg, Denmark was also acquired in 2004 to further strengthen Kerry's position as a leading supplier of dairy ingredients and flavourings to the savoury, convenience and snack food industries.

At the end of April 2004, Kerry completed the acquisition of Quest Food Ingredients, a further major milestone in the expansion of the Group's global food ingredients business.

A leader in innovation and application of bio-ingredients and pharma-ingredients, the acquired business serves pharmaceutical, culinary, snack, bakery, dairy, beverage and confectionery markets worldwide. The business has now been successfully established across global markets as a new Kerry Bio-Science division. Bringing a number of new technology platforms to the Group, including protein hydrolysates, emulsifiers, yeast flavourings, enzymes, hydrocolloids, cultures and fermentation products,

Kerry's global food ingredients businesses are focused on the application of food science to deliver industry leading functional, flavour and nutritional solutions for food processors and foodservice providers.

NH_2-





the acquired technologies add considerably to Kerry's capabilities in the areas of nutrition, flavour, texture and shelf life of food and beverages. Good progress has already been achieved through fermented ingredients and enzymes and a solid base has been established for the future development of the newly acquired technologies. The acquisition also significantly strengthens Kerry's market position in Central European markets and in the Balkan countries where good growth was achieved in the bakery and brewing industries.

To capitalise on Kerry Bio-Science's nutritional knowledge and expertise, a Kerry Group Nutrition Technical Centre will be established in Almere, Netherlands in 2005 to support all Kerry businesses on a worldwide basis.

In European flavours markets, following the acquisition of Fructamine, Mastertaste Italy is now the largest flavour supplier to the Italian market, with a complete portfolio across sweet and savoury markets. The acquisition also strengthens Mastertaste's base in France, Spain, Poland and Germany. The flavour division saw continued growth in 2004 through its micro-gel encapsulation systems in the European confectionery and dairy sectors. Strong growth in non-alcoholic flavoured beverages also continued to provide solid flavour development opportunities for Mastertaste. Mastertaste Europe invested considerable resources in 2004 in extending its sweet and beverage base – benefiting from the sectoral expertise and industry-leading citrus flavours and ingredients technologies of the division's Florida based SunPure business acquired in 2003.

In American markets, Kerry's ingredients and flavour businesses performed well in 2004. Sales increased by 14% to €1.12 billion, reflecting like-for-like growth of 6% year-on-year. A number of significant acquisitions were concluded during the year which advanced the Group's sweet ingredients, flavours and foodservice offerings. In the USA, new product development opportunities assisted growth across sweet ingredients, seasonings, coatings and foodservice categories. Developments in nutritional and health lines provided good opportunity for Kerry's breadth of technologies, while the focus on managed carbohydrate formulations was less pronounced as the year progressed.

In the sweet ingredients sector Kerry achieved good results in the premium ice-cream, ready-to-eat cereal, confectionery and bakery sectors. Jana's Classics, acquired during the second half of the year has strengthened Kerry's technology base in the premium ice-cream and frozen desserts sectors. The Tualatin, Oregon based facility also provides an operational base to efficiently serve west coast USA customers. In the ready-to-eat cereals market, Kerry achieved good growth through premium granolas, cereal inclusions, all-natural and organic lines.

Development in the nutritional bar segment declined as the impact of





the low-carb phenomenon diminished during the year. However, the nutritional / functional bar sector is expected to maintain a strong category presence in the nutritional snack market. The Nutriant™ line of organically processed soy proteins and soy specialties continued to broaden application into wider food segments. In savoury ingredients sectors, performance of Kerry's coatings and seasonings offerings improved considerably in 2004, with encouraging volume growth through meat seasonings and regional snack processors.

Conditions in the specialty ingredients sector proved highly competitive as retail price pressures on branded food manufacturers curtailed necessary price increases.

> Kerry continued to achieve strong development into high growth segments of the U.S. foodservice industry and through customised food and beverage creations for retail / club private label markets. Growth through specialty beverages and coffee syrups again proved most [illegible]

Da Vinci Gourmet launched a novel co-branded syrup line featuring Kaluha™ flavoured coffee. The division's Culinary and Beverage Innovation Center, located in Dallas, Texas, was fully commissioned and has already successfully developed a series of customised menu offerings and beverage applications for foodservice customers. In 2004, Kerry also added to its offering and technologies in this sector through the acquisition of U.S. branded Oregon Chai, the market-leading brand of Chai tea, and Extreme Foods' JetTea leading smoothie brand.

In Mexican and Central American Markets, Kerry achieved good volume growth through seasonings, bakery mixes and specialty dairy ingredients. A new foodservice business unit was established in the region to market the division's range of beverage brands and culinary products. Market conditions in the Caribbean and Central America improved, with encouraging growth through seasonings and ingredient technologies focused on the expanding foodservice markets.

Significant progress was made in South American markets in aligning the cost structure to business development needs and in growing sales of sweet ingredients particularly in the ice-cream sector and through seasonings in the meat industry.

The newly acquired Kerry Bio-Science division made good progress in American markets, building on the bio-ingredients and pharma-ingredients platforms established on acquisition of the former Quest Food Ingredients and Sheffield™ branded pharma ingredients technologies. Good growth was achieved in the savoury and bakery market sectors. Trends towards natural preservation, protein substitution of carbohydrates and market gains in the emulsifier segment assisted development in the bakery category. In the meat processing sector Kerry Bio-Science gained market share through cultures and fermented shelf life protectants, while carageenans and enzymes showed significant growth in the foodservice and convenience sectors. In the brewing sector Kerry Bio-Science grew sales in Canada, Argentina and Brazil. In the USA the use of enzymes to produce 'low-carb' beers increased but this was offset by reduced consumption in traditional segments and the growth of microbreweries also reached a plateau.

In the pharma sector, building on its relationship with global pharmaceutical companies, the Kerry Bio-Science division has a strong pharma project pipeline in protein and excipient components for fermentation, cell culture and production of pharmaceutical drugs.

Mastertaste, the Group's flavour and fragrance division, made good progress in American markets in 2004. In May, the division announced a significant expansion of its North American flavour and fragrance business through the acquisition of Manheimer Inc. based in New Jersey (USA), Flavurence based in Los Angeles (USA) and Laboratorios Krauss based in Mexico.







Manheimer is a leading formulator and supplier of natural flavours for the beverage, confectionery, meat and soup industries. The business has state-of-the-art research and development facilities in Teterboro, New Jersey and a modern manufacturing facility in Clark, New Jersey. Through well-established international customer relationships the business has a strong heritage in beverage and savoury flavours. Its primary strengths include natural extracts, botanicals and citrus flavours, complementing Mastertaste's Florida based SunPure flavour business.

Flavurence, based in Los Angeles, is a major flavour supplier to food and beverage producers in the West Coast of the USA. Specialising in natural fruit flavours, particularly tropical and exotic, the acquired business serves beverage, dairy, bakery and confectionery markets – complementing the Group's recently acquired U.S. based flavour businesses.

Laboratorios Krauss, with flavour development facilities based in Pachuca, Mexico and headquartered in Mexico City, has a strong market presence through sweet flavours particularly in the bakery sector. The acquired business establishes an important regional platform for Mastertaste's growth and development in Mexico, Latin America and the Caribbean.

The division made good progress in the integration of the acquired flavour and fragrance businesses, restructuring the North American businesses into technology focused business units; Flavours, Fragrance and Natural Products. In Natural Products, Mastertaste significantly advanced its market and technology positioning through combining the Manheimer business with the SunPure and Crystals businesses acquired in 2003. Mastertaste also transferred its Corporate Headquarters to the Manheimer site located in Teterboro, New Jersey.

In line with trends in flavoured beverages, Mastertaste achieved strong growth in North American still and carbonated beverages. A new beverage emulsion plant was commissioned and production of citrus and apple flavours in Florida was expanded to meet global demand. Good growth was also achieved through sweet flavours, dairy flavours and the recently acquired bakery flavour technologies.

In 2004, Mastertaste made its first investment in the global fragrance sector through the Manheimer acquisition. Manheimer Fragrances' primary focus is on the Home Environmental and Personal Care markets.

The business also has a growing presence in the Household (Industrial and Institutional) market segments. In 2004, Manheimer maintained its market leading position in the home environmental sector with continued growth through major candle manufacturers. Significant growth was also experienced in the automotive and personal care categories.

Kerry achieved an excellent performance in **Asia Pacific markets** in 2004. Sales grew by 31% to €287m reflecting 15% like-for-like growth year-on-year.

The strong performance of all business units in the region is most encouraging. Kerry Ingredients achieved good growth in Australia and New Zealand through seasonings and coatings. In Australia the industrial meat sector provided good opportunity and progress was achieved through flavoured marinades in the poultry sector. In New Zealand, the division recorded significant increases in snack seasonings and through coating systems into the added-value poultry sectors. The quick-serve-restaurant market in Australia and New Zealand again grew significantly year-on-year. Kerry also made good progress in the speciality flavoured beverage sector in the region. Kerry Pinnacle, which provides a range of specialist bakery ingredients to the Australian market benefited from the improved performance of quality high street bakeries and the continued






oregon chai
THE ORIGINAL
CHAI TEA LATTE
CONCENTRATE
just add milk
oregon chai
CHAI TEA LATTE

strong growth of franchise shop chains, complementing it's strong position in both supermarket and route trade segments. The Pinnacle business also gained through the addition of Kerry Bio-Science bakery technologies.

Kerry Ingredients Asia recorded a strong performance across all its core technologies, cheese snacks and biscuits, beverage applications, nutritional bases and infant foods, coatings and meat seasonings. Introduction of new flavours, textures and the health positioning of savoury snacks and biscuits provided a strong growth platform particularly for Kerry's cheese powder technologies. A major capital programme is underway to significantly expand production capacity at the Ernsts Food Ingredients facility in Penang, Malaysia which was acquired prior to year-end to meet the requirements of this sectoral growth market.



The continuing strong growth of infant nutrition markets, particularly in China and South East Asia, also provided for double-digit growth in the sector in 2004. Kerry also benefited from the major shift towards healthy beverages including flavoured water, pure fruit and vegetable juices, and tea beverages.

Despite the difficulties in the Asian poultry sector, Kerry grew its sales of flavoured marinades, coatings and meat seasonings in the added value poultry and meat industries. Strong growth was also achieved in export seafood sectors.

In Asia, the newly established Kerry Bio-Science division contributed significantly to the Group's strong performance in the region. Progress in line with market trends was achieved through its enzyme, fermentation, protein and emulsifier technologies in the growing nutrition, savoury, bakery, beverage and brewing industries. With the increasing focus by the Asian food industry on the key areas of health, nutrition, and food safety, the strength and market positioning of Kerry Bio-Science technologies means that the division is well positioned to capitalise on such trends.

Mastertaste flavours grew significantly through sweet and savoury flavours in Australia and successfully launched flavour systems for the fast growing 'prepared rice market'. The flavour division has commenced a business development programme in China. Building on its international customer base, Manheimer Fragrances has also made progress in establishing a business platform in this fast growing marketplace.



Consumer Foods

Conditions in the Group's consumer foods markets (Ireland and the UK) remained very competitive in 2004. However, Kerry Foods – the Group's consumer foods division, performed well, increasing sales by 3% to €1.66 billion which represents a 2% growth in sales on a like-for-like basis. Operating profits increased by 2% to €116m.


FLAVOUR
Lincolnshire Sausage
Favourite Recipe
Wall's
1786
Seasoned with a
hint of Sage &
8 Thick Sausages
454g 1lb e

Consumer Foods	2004	2003
Sales	€1,661m	€1,608m
Operating Profit	€116.4m	€113.9m

Kerry Foods is a leading supplier of added-value chilled foods in Ireland and the UK. The division holds the number one brand position in key categories and has also a well balanced customer branded retail business in convenience growth sectors.


74% TOTAL PORK CUTS

Kerry Foods' Positioning

- A strong focus on retailer relationships and a leader in category management.
- A strong portfolio of consistently supported brands.
- A leader in growth markets including ready meals and convenience snacks.
- Continuous investment in product innovation.
- An unrivalled national distribution network across all trade channels in the UK and Ireland.


Golden Olive
Golden


DENNY
DELI SELECTION
5 CRUMBED HAM SLI
Deliciously full flavoured slices made from
cuts of the finest pork, cooked and coated
in crumbs, with no added water.
KEEP REFRIGERATED



In 2004, Kerry Foods' brands continued to grow sales and market share through innovation and strong consumer communications. In Ireland, Denny performed well, driven by development of the brand within premium sectors – in particular Denny Select premium flavoured sausages and Denny Deli Selection sliced meats.

Denny Select achieved excellent results in the premium sausage category, attracting new younger consumers and extending the usage and frequency of purchase for breakfast, snacks and main meal occasions.

Available in three variants – Traditional, Wholegrain Mustard and Italian Herb – the brand will continue to be heavily supported through major marketing programmes.

Introduction of a new identity for the leading Denny brand began in October 2004, to reflect the proud heritage and 'homeliness' of the brand, while strengthening consumer recognition with a new brand image symbolising its traditional and contemporary strengths.

Ballyfree also continues to outperform market growth rates in the sliced meats category in Ireland. Growth in the brand stems from successful new product development, on-going premiumisation of product lines and its positioning to meet consumer lifestyle requirements. Performance in the sector in 2004 was also assisted by the launch of Ballyfree Tikka and Ballyfree Salsa chicken pieces.

Freshways, the leading manufacturer and distributor of branded pre-packed sandwiches to the Irish market, achieved significant growth from the new Dublin based manufacturing facility commissioned during 2004. With the expansion of 'hot eat' through foodservice outlets, Freshways successfully launched a new foodservice offering – a range of individually pre-packed Hot Eat Paninis, contemporary pan-grilled Panini bread sandwiches. Complementing Freshways core range of freshly prepared pre-packed sandwiches, in June 2004 Freshways also lauched a new range of pre-packed on-the-go fresh salads.

The 'Kerryfresh' chilled foodservice business launched in 2003 continued to grow its dedicated offerings and service to the 'food-to-go' deli sector and specialist coffee chains.

The Dawn brand also grew satisfactorily year-on-year through Dawn Heavenly Desserts and the launch of Dawn Fruit Milk – a blend of juice and milk available in three flavours – orange, strawberry and orange and pineapple. In the fresh milk category, Dawn Dairies successfully launched Dawn Omega Milk on the




Dawn


kerryfresh
Food you can trust
Fresh foodservice solutions






fresh ways
Chicken Caesar Wrap


KERRY
Still
KERRY
Still
KERRY
Still

Irish market in March 2004. Available in full-fat and low-fat variants, Dawn is the first milk on the market to offer fresh milk as a medium to introduce essential Omega-3 fatty acids.

Kerry Spring achieved encouraging results through the launch in April 2004 of Kerry Spring Still Flavoured Water, adding to its reputation as the leading supplier of flavoured water on the Irish market. Adding more variety to the category, Kerry Spring Still Flavoured is a still water offering with a hint of natural real fruit flavours.

St. Brendan's, which is focused on the branded cream liqueur market, primarily in the USA and Scandinavia, and on the supply of private/exclusive label brands and ready-to-drink cocktails to the UK market, achieved strong volume growth in the USA and in Scandinavia. However, margins were lower year-on-year due to the depreciation in the U.S. dollar to sterling exchange rates.

In the dairy and low-fat spreads markets, while the overall spreads market declined slightly, through continued brand investments and repositioning of its leading brands, Kerry's Low Low, Golden Cow, Kerrymaid, Move over Butter and Golden Olive all grew year-on-year.

Kerry also continued to realise encouraging growth in the natural cheese and cheese snacking sectors. Charleville Cheese consolidated its position as the leading brand in Ireland, while Coleraine Cheese also maintained its brand leadership position in Northern Ireland. Low Low Cheese was successfully launched in the low-fat sector and EasiSingles maintained its position as the leading processed cheese brand in Ireland.

> Cheese snacks remains the key driver in the growth of the cheese market. In the UK market, the cheese snacks sector grew by 17% year-on-year and continued investment in the Cheestrings brand [illegible] performance in surpassing industry growth rates.

successfully launched in France under the Ficello brand and progress to-date is encouraging. Stage 1 of the major expansion programme at the Charleville production plant to expand capacity across the Cheestrings range was completed in 2004. Attack-a-Snak, which operates in the light meal sector, maintained its strong market position.

In the adult snacking sector, Kerry introduced a new snack offering from its Charleville facility. Launched in the UK market, Golden Vale Brunchettas available in three varieties offers wholesome, nutritious cheese snacks for 'eating-on-the-go'.

In 2004, Kerry Foods again achieved significant growth in market share in the UK's three largest food categories, ready meals, cooked meats and savoury pastry lines. In the ready meals sector, strongest growth was achieved in the 'meals for one,' premium and healthy eating sectors of the market, in line with trends towards higher quality, health awareness and individual meal occasions.


Attack-a-Snak


Ficello
Nature


BALLYFREE
Roast Turkey Breast
with Cranberry Glaze,
garnished with a Sprig of Rosemary

Rye Valley Foods continued to outperform the market, recording satisfactory growth in the frozen ready meals market through focused consumer research, product innovation and continued investment in manufacturing efficiencies. Due to the significant growth in consumer requirements for convenience and quality meal solutions, Rye Valley also continued to grow its chilled ready-to-cook meal solutions offering from its Attleborough (UK) facility. Completion of a £2m investment programme at the facility will enable the business to offer a broader range of meal solutions in 2005.

Following the acquisition of the Hibernia Chilled Patisserie facility in Birmingham in December 2003, Rye Valley also successfully re-positioned the new business unit as a premium patisserie desserts supplier to leading UK retailers.

The UK fresh sausage market also saw a significant increase in value in 2004 as consumers continued to increase frequency of purchase and sought more premium lines in the category. Wall's achieved good growth in its core range through Micro Sausages and ex premium famil

A new Wall's Favourite range was launched in June 2004 – a range of traditional Cumberland and classic Lincolnshire pork sausages which are specially blended for adult and children and ideally suited for premium family eating occasions. Wall's products were well supported through a major national TV advertising campaign.

Richmond retained its position as Britain's favourite sausage, growing its brand value share through well targeted marketing campaigns and on-pack promotions rewarding consumer loyalty. Bowyers again grew significantly through its 95% Fat Free offering which gained wider distribution and increased awareness through consumer dietary campaigns.

Mattessons Smoked Pork Sausage grew market penetration in 2004 through targeted regional promotion programmes. Mattessons sliced cooked meats market share declined slightly due to strong competition in the stg£1 billion sliced cooked meats market. Operational difficulties at the Poole pastry production facility continued to adversely impact performance in the UK pastry products sector in 2004. In the poultry sector, despite the challenging environment in the UK and Irish markets, Kerry continued to develop its customer branded business in the turkey and duck categories with offerings across standard to organic primal meats and an extensive range of chef developed added-value products.

In the UK homebaking market, Hompride flour and Green's homebaking mixes performed well benefiting from new pack designs and branding initiatives.

In the UK foodservice market, Kerry Foods continued to achieve good growth, building strong customer partnerships in the quick-serve restaurant and coffee shop chains, and in the pub and restaurant operator sectors.

In the convenience store marketplace, Kerry Foods Direct to Store gained additional customer supply contracts in 2004 and continued to grow in food-to-go product categories. A new Regional Distribution Centre was opened in Swindon to service all the division's southern-based regional depots.


Saint Brendan's
the superior
Irish Cream liqueur



Charleville

Mattessons
Mmm
HONEY ROAST



Financial Review

Results

Notwithstanding the adverse movement in the U.S. dollar exchange rates during the year, the Group is reporting a 10.3% increase in earnings per share before intangible amortisation and exceptional items. This very satisfactory rate of earnings per share growth in 2004, when added to previous years performance, gives a compound annual growth rate in earnings per share of 12.7% over the last five years and 16.7% since going public in 1986.

Accounting policies

There were no changes to the accounting policies of the Group in the year (refer to pages 48 and 49).

Free cash flow

An important measure of Group performance is the amount of cash generated by operations and in the year under review operating cash flow (EBITDA*) of €441.6m was generated by the Group. Free cash flow of €266.6m remained after a decrease in working capital of €40.2m, cash expenditure (net) on capital works of €91.3m, interest of €45.8m, tax of €53.6m and dividends of €24.5m. Over the last five years free cash flow has amounted to €912.9m, which has been used to fund the expansion of the Group and repay borrowings.

	2000 €m	2001 €m	2002 €m	2003 €m	2004 €m
EBITDA*	296.2	330.9	390.4	392.3	441.6
Decrease/(increase) in working capital	12.8	(34.0)	46.1	8.0	40.2
Fixed asset expenditure (net)	(95.7)	(89.0)	(92.2)	(92.8)	(91.3)
Interest	(47.6)	(45.7)	(49.8)	(40.8)	(45.8)
Taxation	(42.1)	(44.3)	(43.6)	(40.5)	(53.6)
Dividends	(14.2)	(16.6)	(19.3)	(22.2)	(24.5)
Free cash flow	**109.4**	**101.3**	**231.6**	**204.0**	**266.6**

*Before exceptional items

Treasury management

The Group has a clearly defined Financial Risk Management Programme, which is approved by the Board of Directors and is subject to regular monitoring by the Finance Committee, Internal and External Audit. The Group operates a centralised treasury function, which manages the financial risks of the Group. The Group does not engage in speculative trading.

The principal objectives of the Group's Financial Risk Management Programme are:

- to manage the Group's exposure to foreign exchange rate risk;
- to manage the Group's exposure to interest rate risk; and
- to ensure that the Group has sufficient credit facilities available.

These financial exposures are managed through operational means and by using approved financial instruments.

Group policy requires that credit exposures may only be taken with banks or financial institutions that have been approved by Group Treasury. The Group controls its dealing activity by providing dealing mandates to, and operating standard settlement instructions with, its banking counterparts. The Finance Committee approves the financial instruments that may be used.

Foreign currency management

The principal foreign currency transaction exposures arise on sterling and U.S. dollar payables and receivables. This transaction exposure is managed by hedging foreign currency cash flows on a Group basis. Translation exposure is not hedged. The Group minimises the effect of balance sheet translation exposure through matching net foreign currency investments with foreign currency borrowings where possible.

Interest rate management

The Group's exposure to interest rate risk is managed by optimising the mix of fixed and floating rate borrowings. In order to manage the impact of potential interest rate increases the Group has reduced its proportion of debt at floating rate from 86% at the end of 2003 to 60% at the end of 2004. The principle interest rate exposure is to the U.S. dollar followed by euro and sterling. Interest rate swaps and forward rate agreements are used for interest rate hedging purposes.

Funding and liquidity management

Group liquidity is managed through ensuring a diversity of funding sources, an appropriate spread of debt maturities, maintaining Group target financial ratios and maintaining effective relationships with funding providers. During the current year a new €500m term debt facility was arranged through our Group bankers to fund the Group's acquisition programme. The new term debt facility is for a five year duration. The Group is considered a prime borrower by, and maintains a strong relationship with, its providers of finance. The Group's performance against the key funding ratios of EBITDA to net interest, and net debt to EBITDA is illustrated by the graphs below.

Further information on borrowings and financial instruments is contained in note 28 to the financial statements.


EBITDA*/Net Interest
12
10
8
6
4
2
00
01
02
03
04


Net Debt/EBITDA*
3.0
2.5
2.0
1.5
1.0
0.5
00
04

Note: *Before exceptional items

Financial History

Kerry Group Profit and Loss Account
10 Year History

	1995 €'000	1996 €'000	1997 €'000	1998 €'000
Turnover	1,522,534	1,565,908	1,706,692	2,200,001
Operating profit				
Before intangible amortisation and exceptional items	108,866	115,031	133,184	173,379
Goodwill and other intangible amortisation	–	–	–	9,573
Operating profit before exceptional items	108,866	115,031	133,184	163,806
(Loss)/profit on sale of assets	(2,140)	–	–	112
Interest payable and similar charges	37,744	35,395	33,437	44,744
Profit before taxation and exceptional items	68,982	79,636	99,747	119,174
Taxation	10,340	15,983	22,992	30,740
Profit after taxation and before exceptional items	58,642	63,653	76,755	88,434
Exceptional items (net of tax)	–	–	–	–
Profit attributable to Kerry Group plc	58,642	63,653	76,755	88,434
Dividends	6,928	7,959	9,153	11,620
Retained profit for the year	51,714	55,694	67,602	76,814
Earnings per ordinary share before intangible amortisation and exceptional items (cent)	35.8	38.7	46.7	57.4

1999 €'000	2000 €'000	2001 €'000	2002 €'000	2003 €'000	**2004** **€'000**
2,456,352	2,621,913	3,002,781	3,754,808	3,693,410	**4,128,736**
203,614	233,747	260,445	305,410	308,519	**348,906**
12,103	15,364	23,367	41,401	48,103	**69,252**
191,511	218,383	237,078	264,009	260,416	**279,654**
–	–	–	–	–	**–**
42,309	45,680	47,644	50,238	37,356	**48,982**
149,202	172,703	189,434	213,771	223,060	**230,672**
44,298	51,641	58,330	66,465	62,980	**69,433**
104,904	121,062	131,104	147,306	160,080	**161,239**
(26,663)	450	2,030	(43,403)	897	**(15,454)**
78,241	121,512	133,134	103,903	160,977	**145,785**
13,539	15,603	18,491	21,377	23,610	**26,234**
64,702	105,909	114,643	82,526	137,367	**119,551**
68.0	79.2	87.9	101.8	112.1	**123.7**



Directors and Other Information

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19

Directors

1 Denis Buckley, Chairman
2 Hugh Friel, Chief Executive*
3 Denis Cregan, Deputy Chief Executive*
4 Stan McCarthy, President & CEO Kerry Ingredients Americas*
5 Flor Healy, CEO Kerry Foods*
6 Brian Mehigan, Chief Financial Officer*
7 Patrick A. Barrett
8 James V. Brosnan
9 Denis Carroll
10 Walter Costelloe
11 Michael Dowling
12 Cathal Foley
13 Timothy G. Horan
14 Kevin Kelly
15 Eugene McSweeney
16 Patrick Minogue
17 Desmond O'Connor
18 Michael J. Sullivan
19 Denis Wallis

all of Prince's Street, Tralee, Co. Kerry, Ireland
*Executive

Secretary and registered office

Brian Durran
Prince's Street
Tralee
Co. Kerry
Ireland

Registrar and share transfer office

Brian Durran
Registrar's Department
Kerry Group plc
Prince's Street
Tralee
Co. Kerry
Ireland

Report of the Directors

The Directors submit their Annual Report together with the audited financial statements for the year ended 31 December 2004.

Principal activities

Kerry Group is a major international food corporation. The Group is a leading provider of food ingredients and flavour technologies to the global food and beverage industries and is also a leading consumer foods processor and supplier in selected EU markets.

Listed on the Irish and London Stock Exchanges and since December 2004, operating a Level 1 American Depositary Receipt (ADR) programme through the Bank of New York, USA, Kerry has 140 manufacturing facilities across five continents and provides over 10,000 food and ingredient products via its network of international sales and technical centres to a wide customer base in over 140 countries.

Through a commitment to excellence, technological creativity, total quality, superior customer service and the wholehearted commitment of all employees, Kerry aims to continue to enhance its leadership position as a global food ingredients supplier and to further develop its consumer foods business in Ireland and the United Kingdom.

Results and dividends

The Directors are pleased to report profit attributable to shareholders of **€145.8m** for the year. Earnings per share before intangible amortisation and exceptional items increased **10.3%** over 2003 to **123.7 cent**. Turnover for the year amounted to **€4.1 billion** (2003: €3.7 billion) an increase of **11.8%**. Further details of the results for the year are set out in the Consolidated Profit and Loss Account on page 50 and in the related notes forming part of the financial statements.

On 28 February 2005, the Directors recommended a final dividend totalling **€17.8m** in respect of the year ended 31 December 2004 (see note 8 to the financial statements). This dividend is in addition to the interim dividend paid to shareholders on 29 November 2004, which amounted to **€8.5m**.

The final dividend will be paid on 27 May 2005 to shareholders registered on the record date 29 April 2005. This dividend per share is an increase of **10.5%** over the final dividend paid on 28 May 2004.

Share capital

During the year, **974,720** share options were exercised under the Group's Executive Share Option Scheme. Further details are shown in note 18 to the financial statements.

Acquisitions

The Group completed a number of acquisitions during the year. The businesses acquired are described in the Chief Executive's Review and in note 25 to the financial statements.

Events since the year end

Since the year end, the Group has announced details of a **€20m** business development programme in China. The programme will significantly expand the Group's asset and customer base in China through the acquisition of Hangzhou Lanli Food Industry Company Limited ("Lanli") located in Hangzhou in the Zhejiang Province and through the establishment of a new world class multi-processing manufacturing facility and technical centre on a 16 acre greenfield site in the HEDA Economic Zone (Hangzhou Economic and Technological Development Area). The acquisition of Lanli will be completed by the end of March 2005 and the greenfield development programme will commence mid-year with all facilities to be fully commissioned by the year end 2006.

Research and development

The Group is fully committed to ongoing technological innovation and invests resources accordingly to facilitate the development of platforms for continual growth. By leveraging its global resources and pooling its Group-wide technical knowledge, Kerry endeavours to be proactive in meeting customer needs and in efficiently exploiting market trends in the dynamic and competitive food marketplace.

Expenditure on research and development amounted to **€110.9m** in 2004 (2003: €88.4m).

Employees

Kerry Group's success has been built around the commitment, skills and creativity of the Group's employees. Retaining and developing their enthusiasm and determination to succeed is central to the Group's strategy to grow in the years ahead.

The diverse international structures within the Group require a dedication to communication and the exchange of ideas to facilitate creativity and effective knowledge management.

Kerry will continue to ensure excellence in management practice through the ongoing development of business aligned human resource systems and initiatives. The Group provides structured training and development programmes for employees through which they can enhance the skills, knowledge and capability necessary for further growth within the organisation.

The Group is committed to the principle of equality and complies with all relevant equality and anti-discrimination legislation.

The average employment of the Group worldwide in 2004 was **21,671** (2003: 18,869).

Health and safety

Ensuring that all employees work in a safe and secure environment is of paramount importance to the Group and is encouraged through the adherence to Group-wide and local regulations that are monitored through a consistent and proven audit process. The Group complies with all health and safety legislation in the countries in which it operates.

The environment and the community

Kerry is committed to its social and legal responsibilities with regard to its people, the communities within which it operates and to the environment at large. This commitment is borne out by its continued investment in facilities, systems and processes that manage waste emission, energy consumption and materials and packaging conservation. Through the adoption of best practice procurement policies, the Group also recognises the requirement to source sustainable raw materials as it continuously seeks to enhance its role as a leading international food company and supplier of quality products to its valued customers. The Group is fully committed to environmental protection as a fundamental part of all business activities and continues to develop employees' knowledge regarding environmental responsibilities and best practice.

Future developments

Through its capability to respond to evolving consumer trends, the Group is well positioned to successfully grow and develop its leading food ingredients and flavour technologies, and consumer food and beverage offerings, which meet consumer lifestyle, convenience, health and nutritional requirements.

Potential acquisitions will continue to be reviewed and considered.

Board of Directors

The Board consists of five executive and fourteen non-executive Directors. The current Directors are as listed on page 36.

Chairman

Mr. Denis Buckley (59) was appointed Chairman of the Company in 2003. He is Chairman of Irish Agriculture Wholesale Society Limited and is a director of IAWS Group plc.

Executive Directors

Mr. Hugh Friel (60) is Chief Executive of the Company and has been with the Group since its formation.

Mr. Denis Cregan (58) is Deputy Chief Executive of the Company and has been with the Group since its formation. He is Chief Executive Officer (CEO) of the Group's Ingredients Division. He is also Chairman of Kerry Airport plc.

Mr. Stan McCarthy (47) is President and CEO of Kerry Ingredients Americas.

Mr. Flor Healy (42) is CEO of Kerry Foods, the Group's Consumer Foods Division.

Mr. Brian Mehigan, FCA, (43) is the Group's Chief Financial Officer.

Non-executive Directors

Mr. Patrick A. Barrett (61) is a director of Kerry Co-operative Creameries Limited.

Mr. James V. Brosnan (63) is a director and Council Member of Irish Co-operative Organisation Society Limited and is a director of Kerry Co-operative Creameries Limited.

Mr. Denis Carroll (54) is a director of Kerry Co-operative Creameries Limited.

Mr. Walter Costelloe (65) is a director of Kerry Co-operative Creameries Limited.

Mr. Michael Dowling (60) is a director of Irish Distillers Group and a number of other private companies. He is a former Secretary General of the Department of Agriculture and Food in Ireland and is a visiting professor in the Faculty of Food Science and Technology at National University of Ireland, Cork. He is Chairman of the European Commission's conciliation body and head of Agri Strategy in Allied Irish Banks plc. He is Chairman of the Audit Committee.

Mr. Kevin Kelly, FCA, (63) is Chairman of Schroeder Private Equity Funds plc, a director of Project Management Limited and a number of other private companies. He is interim Chief Executive of the Health Service Executive recently established by the Government of Ireland's Health Ministry. He was formerly Managing Director of AIB Bank. He is Chairman of the Remuneration and Nomination Committee.

Mr. Cathal Foley (56) is a director of Irish Co-operative Society Limited and Kerry Co-operative Creameries Limited.

Mr. Timothy G. Horan (59) is a director of Kerry Co-operative Creameries Limited.

Mr. Eugene McSweeney (48) is Chairman of Kerry Co-operative Creameries Limited.

Mr. Patrick Minogue (46) is a director of Kerry Co-operative Creameries Limited.

Mr. Desmond O'Connor (56) is a director of National Cattle Breeding Centre Limited and Kerry Co-operative Creameries Limited.

Mr. Michael J. Sullivan, JD, (65) served as the US Ambassador to Ireland from January 1999 to June 2001 and as Governor of the State of Wyoming between January 1987 and January 1995. He is a non-executive director of Allied Irish Banks plc, Sletten Construction Inc. and Cimarex Energy Inc. He is a Member of the Bar, State of Wyoming.

Mr. Denis Wallis (55) is a director of the National Dairy Council and Kerry Co-operative Creameries Limited.

Board changes

Mr. Richard Fitzgerald, Mr. Philip Healy and Mr. Patrick O'Connell, all of whom did not seek re-election at the Annual General Meeting of the Company held on 25 May 2004, retired from the Board on that date.

Mr. Denis Carroll was appointed to the Board on 12 January 2005 to fill the vacancy arising from the retirement of Mr. Thomas McEnery. Mr. Carroll is a director of Kerry Co-operative Creameries Limited (KCC).

Election of Directors

Under Article 102 of the Articles of Association of the Company, Mr. Denis Carroll, who was appointed to the Board since the previous Annual General Meeting (AGM), will retire at the AGM to be held on 24 May 2005 and is seeking re-election at that meeting.

In addition, Mr. Patrick A. Barrett, Mr. James V. Brosnan, Mr. Walter Costelloe, Mr. Patrick Minogue and Mr. Stan McCarthy will retire by rotation at the same meeting and, being eligible, are offering themselves for re-election. Mr. Cathal Foley also retires by rotation, but is not seeking re-election. The Board recommends, pursuant to Article 100 of the Articles of Association of the Company, that Mr. Donal O'Donoghue be elected a Director to fill this vacancy. Mr. O'Donoghue (61) is a director of KCC.

In accordance with the provisions of the Combined Code on Corporate Governance the Chairman Mr. Denis Buckley and Mr. Eugene McSweeney, being directors who have each served a period in excess of nine years on the Board will retire at the AGM and are seeking re-election.

The Board recommends the re-election of the Directors seeking re-election.

Directors' and Company Secretary's interests

The interests of the Directors and Company Secretary of the Company and their spouses and minor children in the share capital of the Company, all of which were beneficial, were as follows:

	Number of A Ordinary Shares	
	31 December 2004	*31 December 2003*
Directors		
Patrick A. Barrett	**20,992**	20,992
James V. Brosnan	**28,317**	28,317
Denis Buckley	**146,636**	146,636
Denis Carroll	**3,394**	3,394
Walter Costelloe	**13,030**	13,030
Denis Cregan	**262,500**	262,500
Michael Dowling	**2,200**	2,200
Cathal Foley	**23,604**	23,604
Hugh Friel	**325,000**	325,000
Flor Healy	**32,097**	32,097
Timothy G. Horan	**8,354**	8,354
Kevin Kelly	**9,000**	9,000
Stan McCarthy	**36,279**	36,279
Eugene McSweeney	**28,017**	28,017
Brian Mehigan	**35,000**	35,000
Patrick Minogue	**1,537**	1,537
Desmond O'Connor	**41,388**	41,388
Michael J. Sullivan	**–**	–
Denis Wallis	**4,064**	4,464
Company Secretary		
Brian Durran	10,000	10,000

The above holdings have not changed between 31 December 2004 and the date of this report.

Directors' and Company Secretary's interest in share options

	Number of shares over which options are held				
	At beginning of year	*At end of year*	*Option price*	*Earliest exercisable date*	*Latest exercisable date*
Directors					
Hugh Friel	200,000	**200,000**	€8.00	30 June 2000	1 October 2006
Denis Cregan	200,000	**200,000**	€8.00	30 June 2000	1 October 2006
Flor Healy	–	–	–	–	–
Stan McCarthy	–	–	–	–	–
Brian Mehigan	–	–	–	–	–
Company Secretary					
Brian Durran	20,900	**20,900**	€8.00	30 June 2000	1 October 2006

There has not been any contract or arrangement with the Company or any subsidiary during the year in which a Director of the Company was materially interested and which was significant in relation to the Group's business.

Substantial interests

The Directors have been notified of the following shareholdings of 3% or more in the issued share capital of the Company:

Shareholder	*Number Held*	%
Kerry Co-operative Creameries Limited	57,728,665	30.9
AIM Funds Management Inc.	13,475,196	7.2
Bank of Ireland Asset Management Limited	9,319,039	5.0

Apart from the aforementioned, the Company has not been notified of any interest of 3% or more in the issued share capital of the Company.

Statement of Directors' responsibilities

Irish company law requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with Irish statute comprising the Companies Acts, 1963 to 2003, the European Communities (Companies: Group Accounts) Regulations, 1992 and the Listing Rules of the Irish and London Stock Exchanges. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Corporate governance

Kerry Group plc is committed to achieving high standards of corporate governance throughout the Group. The Financial Reporting Council revised the Combined Code on Corporate Governance in July 2003. A full review of its requirements has been carried out and the Board considers, based on changes implemented since 1 January 2004, that it has complied with its provisions, except in relation to the requirement to appoint a senior independent Director; the reasons for which are detailed below.

The Board of Directors

The Board leads and maintains effective control over the Group's activities and comprises a non-executive Chairman, a Chief Executive, a Deputy Chief Executive, three other executive Directors and thirteen other non-executive Directors.

The Board has a formal schedule of matters specifically reserved to it for decision which includes approval of the overall Group strategic plan, annual budgets (revenue and capital), acquisitions and divestitures and major corporate activities. The division of duties between the Chairman and the Chief Executive is formally established: set out in writing and agreed by the Board. The Chairman ensures that all Directors have full and timely access to such information as they require to discharge their responsibilities fully and effectively – they receive monthly Group management financial statements and reports. Board papers are sent to each in sufficient time before Board meetings. Each Director has access to the advice and services of the Company Secretary, whose responsibility it is to ensure that Board procedures are followed and that applicable rules and regulations are complied with. In accordance with an agreed procedure, in the furtherance of their duties, each Director is, in addition, able to take independent professional advice at the Company's expense. Appropriate training and briefing is available to all Directors on appointment to the Board, with further training available subsequently as required.

The Board is of the opinion that the non-executive Directors as a group are of sufficient calibre and number to bring strength and independence to the Board and hence has not nominated any one non-executive Director to be a senior independent Director.

The non-executive Directors meet, at least annually, as a group without the executive Directors present. During such meetings, the non-executive Directors have the opportunity to discuss any issues and, at least annually, appraise the Chairman's performance.

Ten of the non-executive Directors of the Company are directors of KCC, which at the date of this report is the holder of 31% of the issued share capital of the Company. The shareholding of KCC in Kerry Group plc is a financial investment based on the expectation, similar to other shareholders, of a dividend income and capital appreciation. Notwithstanding that these Directors represent a significant shareholder, the Board has determined that they are independent in character and judgement.

One of the ten Directors, Mr. Eugene McSweeney, together with the Chairman of the Board, Mr. Denis Buckley, have each served on the Board for more than nine years from the date of their first election. The Board has considered the knowledge, skills and experience of both and believes each of them to be independent in character and judgement and to be of significant benefit to the Board.

The Board meets on a regular basis with specific meetings to consider the interim and full year results. It met on eight occasions during the year under review. Attendances at scheduled Board and Board Committee Meetings during the year ended 31 December 2004 were as set out hereunder.

	Board		*Audit Committee*		*Remuneration & Nomination Committee*	
Directors	Held	Attended	Held	Attended	Held	Attended
Patrick A. Barrett	8	7	–	–	–	–
James V. Brosnan	8	8	4	4	–	–
Denis Buckley	8	8	–	–	3	3
Denis Carroll*	–	–	–	–	–	–
Walter Costelloe	8	8	–	–	–	–
Denis Cregan	8	5	–	–	–	–
Michael Dowling	8	8	4	4	3	3
Richard Fitzgerald**	4	4	–	–	–	–
Cathal Foley	8	8	–	–	–	–
Hugh Friel	8	8	–	–	–	–
Michael Griffin***	2	1	–	–	–	–
Flor Healy****	6	5	–	–	–	–
Philip Healy**	4	3	–	–	–	–
Timothy G. Horan	8	8	–	–	–	–
Kevin Kelly	8	7	4	4	3	3
Stan McCarthy	8	3	–	–	–	–
Thomas McEnery	8	7	–	–	–	–
Eugene McSweeney	8	8	–	–	3	3
Brian Mehigan	8	8	–	–	–	–
Patrick Minogue	8	8	4	4	–	–
Patrick O'Connell**	4	4	–	–	2	2
Desmond O'Connor	8	8	–	–	–	–
Michael J. Sullivan****	6	4	–	–	–	–
Denis Wallis	8	8	–	–	–	–

The above table lists the number of meetings held and attended in 2004 during the tenure of each Director.

* *Appointed 12 January 2005*
** *Retired 25 May 2004*
*** *Retired 23 February 2004*
**** *Appointed 23 February 2004*

At a meeting in September 2004 the non-executive Board members, led by the Chairman, undertook a formal review of its own performance, its committees and individual Directors. In relation to the Board itself, performance evaluation was conducted through a review of a range of issues including Board composition, ability and effectiveness, its role and responsibilities, strategic development benchmarking and its financial control and risk management policies. A similar process was conducted for the evaluation of the Audit and Remuneration and Nomination Committees with additional concentration given to the experience, expertise and knowledge of the committee members on the respective committees. The Chairman appraised each of the non-executive Directors individually on issues such as independence, contribution and attendance at Board meetings, interaction with executive Directors, the Company Secretary and senior management, their ability to communicate issues of importance and concern, their knowledge and effectiveness at meetings and the overall time spent and commitment to their role on the Board.

At a meeting held in October 2004, the non-executive Directors formally appraised the performance of the Chairman, who was not present at the meeting. The appraisal was in the same format as that used for the evaluation of the other non-executive Directors but where leadership, communication and agenda-setting skills were also addressed.

In accordance with the Articles of Association, all Directors are subject to election by shareholders at the next AGM following their appointment. All Directors, with the exception of the Chief Executive, are required to retire by rotation every three years and may submit themselves for re-election. A special resolution will be put to shareholders at the AGM to be held on 24 May 2005 at which it will be proposed to amend the Articles of Association to provide for the re-election of the Chief Executive in the same manner as all other Directors.

The Board has delegated authority to two committees of the Board on a number of specific matters as detailed below:

Audit Committee

The Audit Committee comprises Mr. James V. Brosnan, Mr. Kevin Kelly, Mr. Patrick Minogue and is chaired by Mr. Michael Dowling, all of whom are non-executive Directors. The Committee meets at least four times a year.

The main role and responsibilities of the Committee are set out in written terms of reference and are available on request.

The Committee reviews the arrangements in place that allow employees to raise any concerns about possible wrongdoings in financial reporting or other matters. If required it will ensure that appropriate investigation and follow up action is taken.

The Committee has agreed a process under which it reviews its own effectiveness and recommends any necessary changes to the Board.

The Committee also monitors and reviews the effectiveness of the internal audit function.

The Audit Committee makes recommendations to the Board in relation to the appointment of the external auditors. Each year the Audit Committee meets with the external auditors and reviews their report on quality control procedures and on the safeguards which they have put in place to ensure their objectivity and independence in accordance with regulatory and professional requirements. The Audit Committee also reviews the external audit plan and the findings from the audit of the financial statements.

The Audit Committee has a process in place to ensure that the independence of the audit is not compromised, which includes monitoring the nature and extent of services provided by the external auditors through its annual review of fees paid to the external auditors for audit and non-audit services.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee comprises Mr. Kevin Kelly (Chairman), Mr. Denis Buckley, Mr. Michael Dowling and Mr. Eugene McSweeney, all of whom are non-executive Directors. The Committee met on three occasions during the year under review.

The Remuneration and Nomination Committee has written terms of reference covering the authority delegated to it by the Board. The role of the Remuneration and Nomination Committee is twofold. The first role is to determine executive Directors' remuneration, which is reviewed annually. The Committee consults with the Group's Chief Executive in relation to executive Directors' remuneration and has access to internal and external professional advice as required. Decisions are made within agreed reference terms, with meetings held as required. Members of the Committee have no personal interest in the outcome of their decisions and give due regard to the interests of shareholders and the performance of the Company. The second role of the Committee relates to nomination responsibilities, which include considering the need for and the making of Board appointments, both executive and non-executive.

On 12 January 2005, Mr. Denis Carroll, who is a Director of KCC and whose appointment was recommended by the Committee, was co-opted to the Board to fill the vacancy arising from the retirement of Mr. Thomas McEnery who himself was a director of KCC. A resolution to re-elect Mr. Carroll, in accordance with Article 102 of the Articles of Association of the Company, will be submitted to shareholders for consideration at the AGM to be held on 24 May 2005. The Committee considered that the engagement of an external search consultancy or use of open advertising was not justified in the appointment of Mr. Carroll as KCC conducts a selection process before nominating members of its board for appointment to the Board of the Company.

Remuneration

Remuneration policy

The Group's remuneration policy is to ensure that executive Directors' remuneration properly reflects their duties and responsibilities, and is sufficient to attract, retain and motivate people of the highest quality worldwide. Remuneration includes performance related elements designed to align Directors' interests with those of shareholders and to encourage performance at the highest levels. In setting remuneration levels, the Committee has regard to comparable companies in terms of both the size of the Group and the geographical spread and complexity of its business. It also considers pay and employment conditions elsewhere in the Group. Full details of the Directors' remuneration are given on pages 43 and 44.

Executive Directors' remuneration comprises basic salary, performance related incentive awards, participation in pension schemes, share option incentives and other benefits.

Executive Directors' basic salary

The Remuneration and Nomination Committee sets the basic salary and other benefits of each executive Director by reference to individual performance and external market data.

Pensions

The executive Directors participate in the Group's general pension scheme with contributions and pension benefits based on basic salary (performance related incentive awards are excluded).

Other benefits

Other benefits relate primarily to cars.

Performance related incentive awards

Executive Directors participate in performance related annual bonus schemes, which are based on achieving predetermined earnings growth targets set by the Remuneration and Nomination Committee. The structure of the scheme is reviewed regularly to ensure that it develops in line with the Group's strategic goals.

Share based incentives

The Remuneration and Nomination Committee approves the terms, conditions and allocation of share options to executive Directors and senior executives. A total of 400,000 shares are held under option by the executive Directors as at 31 December 2004 and the respective amounts are shown on page 40.

Non-executive Directors' remuneration

Non-executive Directors' fees, which are determined by the Board as a whole, fairly reflect the responsibilities and time spent by the Directors on the Group's affairs. In determining the fees, which are set within the limits approved by shareholders, consideration is given to both the complexity of the Group and the level of fees paid to non-executive Directors in comparable companies. Non-executive Directors do not participate in the Group's incentive plans, pension / superannuation arrangements or other elements of remuneration provided to the executive Directors.

Service contracts

The Group does not have any service contracts with its Directors.

Directors' remuneration

Disclosures regarding Directors' remuneration have been drawn up on an individual Director basis in accordance with the requirements of both the Combined Code and the Irish Stock Exchange:

a) Executive Directors' remuneration

	Salaries 2004 €'000	Performance related 2004 €'000	Benefits-in-kind 2004 €'000	Pension 2004 €'000	Total 2004 €'000	Total 2003 €'000
Hugh Friel	630	320	30	174	1,154	1,065
Denis Cregan	525	270	30	144	969	899
Michael Griffin	62	–	6	9	77	602
Flor Healy	250	200	14	61	525	–
Stan McCarthy	415	330	32	10	787	633
Brian Mehigan	350	160	11	95	616	516
	2,232	1,280	123	493	4,128	3,715

b) Executive Directors' benefits under defined benefit pension schemes

	Accrued benefits on leaving service at end of year		
	Increase during year (excluding inflation) €'000	Accumulated total at end of year €'000	Transfer value of increase in accumulated accrued benefits €'000
Hugh Friel	29	411	23
Denis Cregan	9	330	–
Flor Healy	2	93	4
Stan McCarthy	7	106	63
Brian Mehigan	20	110	158
2004	**67**	**1,050**	**248**
2003	179	1,071	1,005

c) Non-executive Directors' remuneration

	Fees 2004 €	Fees 2003 €
Patrick A. Barrett	**20,000**	20,000
Denis Buckley	**150,000**	75,000
Denis Brosnan**	**–**	75,833
James V. Brosnan	**30,000**	30,000
Walter Costelloe	**20,000**	20,000
Michael Dowling	**80,000**	63,333
Richard Fitzgerald*	**8,333**	20,000
Cathal Foley	**20,000**	20,000
Michael Gabbett**	**–**	20,000
Philip Healy*	**8,333**	20,000
Timothy G. Horan***	**18,334**	–
Kevin Kelly	**80,000**	63,333
Thomas McEnery*	**20,000**	20,000
Eugene McSweeney	**30,000**	23,333
Patrick Minogue	**30,000**	23,333
Patrick O'Connell*	**12,500**	30,000
Desmond O'Connor***	**18,334**	–
Michael J. Sullivan***	**50,000**	–
Denis Wallis	**20,000**	20,000
	615,834	544,165

* *Retired during the year*
** *Retired during 2003*
*** *Appointed during the year*

Non-executive Directors' remuneration consists of fees only. The total remuneration for all Directors in 2004 amounted to **€4,743,000** (2003: €4,259,000). There were no other emoluments paid to the executive or non-executive Directors other than as disclosed above.

Executive share option scheme

The Group operates an executive share option scheme, the terms and conditions of which were approved by shareholders. The policy is to grant options under the scheme to key executives across the Group to encourage identification with shareholder interests. Currently, approximately 307 executives worldwide hold options. At 31 December 2004 the total number of shares under option was **2,270,980** (2003: 3,303,700).

Relations with shareholders

The Company understands the importance of communicating with its shareholders and does this through its Annual and Interim Reports, at the AGM and through the processes described below.

Although most shareholder contact is with the Chief Executive and the Chief Financial Officer, supported by management specialising in investor relations, it is the responsibility of the Board as a whole to ensure that a satisfactory channel of communication with shareholders exists. The Board strongly supports a programme of regular ongoing communication with the Company's shareholders. The programme, which is formalised within an investor relations framework, includes presentations of interim and full year results and regular meetings of senior management with the Company's institutional investors. The Group's website (www.kerrygroup.com) allows a significant amount of published material, including results and presentations, to be readily accessible to all shareholders on demand. Regular communication is also entered into with individual shareholders on a wide range of issues through this medium.

The AGM provides an opportunity for the Directors to deliver presentations on the business and for shareholders, both institutional and private, to question the Directors directly. The Chairman of the Board, together with the Chairmen of the Audit Committee and the Remuneration and Nomination Committee, are available to answer questions as required. Notice of the AGM, proxy statement and the Annual Report and Accounts, are sent to shareholders at least 20 working days before the meeting. A separate resolution is proposed at the AGM on each substantially separate issue including a particular resolution relating to the report and accounts. Details of the proxy votes for and against each resolution, together with details of votes withheld are announced after the result of the votes by hand.

Accountability and audit

A statement relating to the Directors' responsibilities in respect of the preparation of the financial statements is set out on page 40 with the responsibilities of the Company's Independent Auditors outlined on page 47.

Going concern

The financial statements have been prepared on the going concern basis and, as required by the Combined Code, the Directors report that they have satisfied themselves that the Group is a going concern, having adequate resources to continue in operational existence for the foreseeable future. In forming this view the Directors have reviewed the Group's budget for 2005, the medium term plans as set out in the rolling five year plan, and have taken into account the cash flow implications of the plans, including proposed capital expenditure, and compared these with the Group's committed borrowing facilities and projected gearing ratios.

Internal control

The Company, as required by the Irish and London Stock Exchanges, has complied with the Combined Code provisions on internal control, having established the procedures necessary to implement the guidance issued in the Turnbull Committee Report, and by reporting in accordance with that guidance.

The Board of Directors has overall responsibility for the Group's systems of internal control and risk management. It is also responsible for monitoring the effectiveness of these systems on an ongoing basis. The system of internal control provides reasonable, but not absolute, assurance of:

- The safeguarding of assets against unauthorised use or disposition; and
- The maintenance of proper accounting records and the reliability of the financial information it produces, for both internal use and for publication.

The key elements of the system are as follows:

- The Board of Directors reviews and approves a detailed annual budget each year which is used for comparison with monthly management accounts throughout the year;
- The Board of Directors also approves all major strategic decisions. Responsibility for each business unit is passed to local management and is overseen by the respective business manager in line with Group responsibility structures;
- Written policies and procedures are issued centrally for all material functional areas and are approved by the executive Directors. Specific responsibility is allocated to individual managers to monitor compliance with these policies;
- The Group operates a centralised treasury function which manages the financial risks of the Group;
- The Group has a clearly defined process and information system for controlling capital expenditure including use of appropriate authorisation levels. The overall capital expenditure programme for the year is reviewed by the Board of Directors on an ongoing basis with specific projects being approved by the Board at each meeting;
- Business acquisition and disposal decisions are taken exclusively by the Board of Directors;
- The Group Finance Committee has responsibility for raising finance, reviewing foreign currency risk, making decisions on foreign currency and interest rate hedging and managing the Group's relationship with its finance providers; and
- A procedure is in place across the Group for the submission of periodic risk and control reports from management, through the Audit Committee, to the Board. These reports emanate from the Group's Risk Assessment and Reporting System which covers financial, operational, business and compliance risks.

The Directors have procedures in place to enable them to continually monitor the effectiveness of the system of internal controls. These procedures include:

- The operations of the Audit Committee whose function it is to approve audit plans and deal with significant control issues raised by the internal and external auditors;
- The Group's internal audit function which continually reviews the internal controls and systems in all businesses and makes recommendations for improvement and reports to the Audit Committee;
- The Group has established a Corporate Compliance function designed to establish compliance policy and monitor compliance across the Group's countries of operation, carry out compliance reviews and share best practice among the compliance functions in the individual business units;
- As part of their normal audit procedures, the external auditors test the systems of internal control and report material weaknesses, if any, to the Audit Committee;
- The Board, through the Audit Committee, has completed an annual assessment of risk and controls. Internal audit has facilitated the Board in this assessment by preparing a consolidated Group Risk and Control Report for their review. In addition, as part of the monitoring process, the Audit Committee will immediately convene to deal with any significant control weaknesses reported by internal audit and management;
- Adherence to the policies outlined in the Group's procedures manual ensures all the key controls in the internal control system are complied with; and
- Any significant variance between the budget and the detailed monthly management accounts is investigated by management and remedial action is taken as necessary.

The Directors confirm that they have reviewed the effectiveness of the system of internal control operated during the period covered by these accounts and up to the date of this report. The procedures adopted also comply with the guidance contained in *Internal Control: Guidance for Directors on the Combined Code*.

Finally, to ensure that proper books of account are kept for the Company in accordance with section 202 of the Companies Act, 1990, the Directors have employed appropriately qualified accounting personnel and have maintained appropriate computerised accounting systems. The books of account are located at the Company's registered office.

International Financial Reporting Standards

For all accounting periods beginning from 1 January 2005, the Group will report results under International Financial Reporting Standards (IFRS). IFRS will be the required reporting basis for EU-listed companies. Currently the Group's results are reported under Irish / UK Generally Accepted Accounting Principles (GAAP).

A detailed implementation project has been undertaken to effect orderly transition from Irish / UK accounting standards to IFRS. The change to IFRS will principally affect the following areas:

- Amortisation of Goodwill
- Accounting for Pensions
- Accounting for Financial Instruments
- Deferred Taxation
- Accounting for Dividends

It is the intention of the Group to provide a reconciliation of the effect of the transition from Irish / UK GAAP to IFRS on its results for the year ended 31 December 2004 at the time of the AGM on 24 May 2005.

Subsidiaries

The principal subsidiaries are listed in note 32 to the financial statements.

Auditors

The Auditors, Deloitte & Touche, Chartered Accountants, continue in office in accordance with section 160(2) of the Companies Act, 1963.

Pensions

Information in relation to the Group's pension schemes is given in note 30 to the financial statements.

Taxation

So far as the Directors are aware, the Company is not a close company within the definition of the Taxes Consolidation Act, 1997. There has been no change in this respect since 31 December 2004.

Signed on behalf of the Board:





Denis Buckley, Chairman

Hugh Friel, Chief Executive

28 February 2005

Independent Auditors' Report to the Members of Kerry Group plc

We have audited the financial statements of Kerry Group plc for the year ended 31 December 2004 which comprise the Statement of Accounting Policies, the Consolidated Profit and Loss Account, the Consolidated Balance Sheet, the Company Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Total Recognised Gains and Losses, the Note of Historical Cost Profits and Losses and the related notes 1 to 32. These financial statements have been prepared under the accounting policies set out in the Statement of Accounting Policies.

This report is made solely to the Company's members, as a body, in accordance with section 193 of the Companies Act 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in the auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report, including as set out in the Statement of Directors' Responsibilities, the preparation of the financial statements in accordance with applicable Irish law and accounting standards. Our responsibilities, as independent Auditors, are established in Ireland by statute, the Listing Rules of the Irish Stock Exchange, the auditing standards as promulgated by the Auditing Practices Board in Ireland, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2003 and the European Communities (Companies: Group Accounts) Regulations, 1992. We also report to you whether in our opinion: proper books of account have been kept by the Company; whether, at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the Company; and whether the information given in the Report of the Directors is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purpose of our audit and whether the Company's balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding Directors' remuneration and Directors' transactions is not given and, where practicable, include such information in our report.

We review whether the Corporate Governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Irish Stock Exchange and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's Corporate Governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Review, the Business Review, the Financial Review and the Report of the Directors. We consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with the auditing standards issued by the Auditing Practices Board and generally accepted in Ireland. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2003 and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purpose of our audit. In our opinion proper books of account have been kept by the Company. The Company's balance sheet is in agreement with the books of account.

In our opinion the information given in the Report of the Directors is consistent with the financial statements.

The net assets of the Company, as stated in the balance sheet of the Company, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2004 a financial situation which, under section 40(1) of the Companies (Amendment) Act 1983, would require the convening of an extraordinary general meeting of the Company.

Deloitte & Touche
Chartered Accountants and Registered Auditors
Deloitte & Touche House, Earlsfort Terrace, Dublin 2

28 February 2005

Statement of Accounting Policies

The significant accounting policies adopted by the Group are as follows:

Basis of preparation

The financial statements have been prepared in accordance with accounting standards generally accepted in Ireland and the UK and Irish statute comprising the Companies Acts, 1963 to 2003 and the European Communities (Companies: Group Accounts) Regulations, 1992 and the Listing Rules of the Irish and London Stock Exchanges.

Accounting convention and reporting currency

The Group financial statements are prepared under the historical cost convention. The 2004 financial statements and the 2003 comparative figures are presented in Euro.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries all of which present financial statements up to 31 December. The results of subsidiaries acquired or disposed of during the year are included in the Consolidated Profit and Loss Account from the date of their acquisition or up to the date of their disposal.

Turnover

Turnover represents the value of sales to third party customers net of discounts, allowances, volume and promotional rebates, other payments to customers and excludes VAT.

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost less accumulated depreciation. Freehold land is not depreciated. Depreciation on the remaining tangible fixed assets is calculated by charging equal annual instalments to the Profit and Loss Account so as to provide for their cost over the period of their expected useful lives at the following annual rates:

Buildings	2%	–	5%
Plant, Machinery and Equipment	7%	–	25%
Motor Vehicles			20%

The carrying value of tangible fixed assets is reviewed for impairment if events or changes in circumstances indicate that the net book value may not be recoverable.

Goodwill and intangible assets

Goodwill represents the difference between the cost of businesses acquired and the aggregate of the fair values of their identifiable net assets at the date of acquisition. Goodwill arising on acquisitions since 1998 has been capitalised on the Balance Sheet and is amortised to the Profit and Loss Account in equal annual instalments over its expected useful life, not exceeding 20 years.

Goodwill in respect of acquisitions prior to 1998 remains eliminated against reserves and will be charged or credited to the Profit and Loss Account only on subsequent disposal.

Other intangible assets acquired are capitalised at their fair value and are amortised to the Profit and Loss Account over their estimated useful lives, not exceeding 20 years. Other intangible assets include trademarks, patents and knowhow.

Financial fixed assets

Financial fixed assets are stated at cost, less provisions for impairments in value. Income from financial assets is recognised in the Profit and Loss Account in the period in which it is receivable.

Foreign currency

Foreign currency transactions are translated into local currency at the rate of exchange ruling at the date of the transaction, or where applicable, at the contracted rate.

Assets and liabilities denominated in foreign currencies are translated into local currency at contract rates where the amounts payable and receivable are covered by forward contracts. All other amounts payable and receivable are translated at rates of exchange ruling at the balance sheet date. The profit and loss accounts of foreign currency subsidiaries are translated at the average exchange rate for the period. The balance sheets of such subsidiaries are translated at rates of exchange ruling at the balance sheet date.

Exchange adjustments arising from the retranslation of the opening net investment in foreign currency subsidiaries are transferred directly to reserves. All other exchange differences are taken into account in arriving at the profit before taxation.

Stocks

Stocks are valued on a first in, first out basis, at the lower of cost and estimated net realisable value. Cost includes all expenditure incurred in the normal course of business in bringing the products to their present location and condition. Net realisable value is the estimated selling price of stock on hand less all further costs to completion and all costs expected to be incurred in marketing, distribution and selling.

Deferred tax

Deferred tax is accounted for on a full provision basis on all timing differences that have originated but not reversed by the balance sheet date, except as required by FRS 19 "Deferred Tax". Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are discounted. Deferred tax is based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Pensions

The expected cost of providing pensions to employees is charged to the Profit and Loss Account at a substantially level percentage of payroll over the employees' expected service lives. Any difference between the amount so charged and the amount contributed to pension funds is included either as an accrual or as a prepayment as appropriate in the financial statements. The Group has continued to account for pensions in accordance with SSAP 24 "Accounting for Pension Costs" and has complied with the transitional disclosure requirements of FRS 17 "Retirement Benefits".

Research and development

Expenditure on research and development is written off in the year in which it is incurred.

Grants

Grants of a capital nature are accounted for as deferred income and are released to the Profit and Loss Account at the same rates as the related assets are depreciated.

Grants of a revenue nature are credited to the Profit and Loss Account to offset the matching expenditure.

Operating leases

The annual rentals payable under operating leases are charged to the Profit and Loss Account on a straight-line basis over the period of the lease.

Financial instruments

Gains and losses on derivative financial instruments used to hedge foreign currency exposures are recognised in the Profit and Loss Account when the underlying transaction occurs. When a financial instrument ceases to be a hedge, the instrument is closed out and the resulting gain or loss is taken directly to the Profit and Loss Account.

Consolidated Profit and Loss Account

for the year ended 31 December 2004

	Notes	Pre Exceptional Items 2004 €'000	Exceptional Items 2004 €'000	Total 2004 €'000	2003 €'000
Turnover					
Continuing operations		3,854,502	–	3,854,502	3,693,410
Acquisitions		274,234	–	274,234	–
	1	4,128,736	–	4,128,736	3,693,410
Operating profit before intangible amortisation and exceptional items					
Continuing operations		325,961	–	325,961	308,519
Acquisitions		22,945	–	22,945	–
	1-2	348,906	–	348,906	308,519
Goodwill and other intangible amortisation	11	69,252	–	69,252	48,103
Exceptional restructuring costs	4	–	41,108	41,108	–
Operating profit	1-2	279,654	(41,108)	238,546	260,416
Profit on sale of fixed assets	4	–	15,592	15,592	942
Interest payable and similar charges	5	48,982	–	48,982	37,356
Profit before taxation		230,672	(25,516)	205,156	224,002
Taxation	6	69,433	(10,062)	59,371	63,025
Profit after taxation and attributable to ordinary shareholders		161,239	(15,454)	145,785	160,977
Dividends – paid	8	8,483	–	8,483	7,625
– proposed	8	17,751	–	17,751	15,985
		26,234	–	26,234	23,610
Retained profit for the year		135,005	(15,454)	119,551	137,367
Earnings per ordinary share (cent)					
– basic before intangible amortisation and exceptional items	9			123.7	112.1
– basic after intangible amortisation and exceptional items	9			78.2	86.7
– fully diluted after intangible amortisation and exceptional items	9			77.8	86.4

The financial statements were approved by the Board of Directors on 28 February 2005 and signed on its behalf by:

Denis Buckley, Chairman
Hugh Friel, Chief Executive

Consolidated Balance Sheet
as at 31 December 2004

	Notes	2004 €'000	2003 €'000
Fixed assets			
Tangible assets	10	**968,480**	844,701
Intangible assets	11	**1,283,237**	837,301
		2,251,717	1,682,002
Current assets			
Stocks	13	**457,662**	383,899
Debtors	14	**566,938**	482,955
Cash at bank and in hand		**65,328**	56,862
		1,089,928	923,716
Creditors: Amounts falling due within one year	15	**(858,305)**	(709,872)
Net current assets		**231,623**	213,844
Total assets less current liabilities		**2,483,340**	1,895,846
Creditors: Amounts falling due after more than one year	16	**(1,350,908)**	(899,024)
Provisions for liabilities and charges	17	**(60,681)**	(48,333)
		1,071,751	948,489
Capital and reserves			
Called-up equity share capital	18	**23,356**	23,234
Capital conversion reserve fund	20	**340**	340
Share premium account	19	**375,032**	365,229
Profit and loss account	20	**645,177**	531,149
		1,043,905	919,952
Deferred income	21	**27,846**	28,537
		1,071,751	948,489

The financial statements were approved by the Board of Directors on 28 February 2005 and signed on its behalf by:

Denis Buckley, Chairman
Hugh Friel, Chief Executive

Company Balance Sheet

as at 31 December 2004

	Notes	2004 €'000	2003 €'000
Fixed assets			
Tangible assets	10	**2,840**	3,025
Financial assets	12	**332,652**	332,652
		335,492	335,677
Current assets			
Debtors	14	**190,917**	142,486
Cash at bank and in hand		**1,491**	28,417
		192,408	170,903
Creditors: Amounts falling due within one year	15	**(19,007)**	(17,193)
Net current assets		**173,401**	153,710
Total assets less current liabilities		**508,893**	489,387
Creditors: Amounts falling due after more than one year	16	**(6,710)**	(7,300)
		502,183	482,087
Capital and reserves			
Called-up equity share capital	18	**23,356**	23,234
Capital conversion reserve fund	20	**340**	340
Share premium account	19	**375,032**	365,229
Profit and loss account		**103,129**	92,941
		501,857	481,744
Deferred income	21	**326**	343
		502,183	482,087

The financial statements were approved by the Board of Directors on 28 February 2005 and signed on its behalf by:

Denis Buckley, Chairman
Hugh Friel, Chief Executive

Consolidated Cash Flow Statement

	Notes	2004 €'000	2003 €'000
Operating profit before intangible amortisation and exceptional items		**348,906**	308,519
Depreciation (net)	22	**92,655**	83,827
Change in working capital	22	**41,110**	9,138
Exchange translation adjustment	24	**(914)**	(1,176)
Net cash inflow from operating activities		**481,757**	400,308
Returns on investments and servicing of finance			
Interest received		**383**	943
Interest paid		**(46,158)**	(41,717)
Taxation		**(53,618)**	(40,476)
Capital expenditure and financial investment			
Purchase of fixed assets		**(110,235)**	(101,632)
Proceeds on the sale of fixed assets		**18,010**	7,683
Capital grants received		**907**	1,194
Acquisitions and disposals			
Purchase of subsidiary undertakings	25	**(695,701)**	(207,376)
Proceeds on the sale of businesses		**–**	1,264
Deferred creditors paid		**(29,955)**	(5,532)
Exceptional restructuring costs		**(16,785)**	(16,575)
Consideration adjustment on previous acquisitions		**(935)**	(248)
Equity dividends paid		**(24,468)**	(22,196)
Cash outflow before the use of liquid resources and financing		**(476,798)**	(24,360)
Financing			
Issue of share capital		**9,925**	2,287
Increase/(decrease) in debt due within one year	23	**43,263**	(123,860)
Increase in debt due after one year	23	**432,076**	156,211
Increase in cash in the year		**8,466**	10,278

Reconciliation of Net Cash Flow to Movement in Net Debt

for the year ended 31 December 2004

	Notes	2004 €'000	2003 €'000
Increase in cash in the year		**8,466**	10,278
Cash inflow from debt financing		**(475,339)**	(32,351)
Change in net debt resulting from cash flows		**(466,873)**	(22,073)
Exchange translation adjustment on net debt	24	**34,635**	80,677
Movement in net debt in the year		**(432,238)**	58,604
Net debt at beginning of year		**(705,200)**	(763,804)
Net debt at end of year	23	**(1,137,438)**	(705,200)

Consolidated Statement of Total Recognised Gains and Losses
for the year ended 31 December 2004

	Notes	2004 €'000	2003 €'000
Profit attributable to the Group		**145,785**	160,977
Exchange translation adjustment on foreign currency net investments	24	**(5,523)**	(24,230)
Total recognised gains and losses relating to the year		**140,262**	136,747

Note of Historical Cost Profits and Losses
for the year ended 31 December 2004

There are no material differences between the results reported and those prepared on a historical cost basis.

1. Analysis of results

By business segment:	2004 Ingredients €'000	2004 Consumer Foods €'000	2004 Unallocated and Group Eliminations €'000	2004 Total €'000	2003 Ingredients €'000	2003 Consumer Foods €'000	2003 Unallocated and Group Eliminations €'000	2003 Total €'000
Total turnover								
Continuing operations	2,506,545	1,660,533	(312,576)	3,854,502	2,403,347	1,607,599	(317,536)	3,693,410
Acquisitions	274,234	–	–	274,234	–	–	–	–
	2,780,779	1,660,533	(312,576)	4,128,736	2,403,347	1,607,599	(317,536)	3,693,410
Operating profit before intangible amortisation and exceptional items								
Continuing operations	233,615	116,360	(24,014)	325,961	218,400	113,948	(23,829)	308,519
Acquisitions	22,945	–	–	22,945	–	–	–	–
	256,560	116,360	(24,014)	348,906	218,400	113,948	(23,829)	308,519
Goodwill and other intangible amortisation	42,311	4,387	22,554	69,252	30,010	3,578	14,515	48,103
Operating profit before exceptional items	214,249	111,973	(46,568)	279,654	188,390	110,370	(38,344)	260,416
Exceptional items				25,516				(942)
Profit before taxation and interest payable				254,138				261,358
Interest payable				48,982				37,356
Profit before taxation				205,156				224,002
Taxation				59,371				63,025
Profit after taxation and attributable to ordinary shareholders				145,785				160,977
Segment assets and liabilities								
Segment assets	2,207,325	807,768	326,552	3,341,645	1,644,906	659,399	301,413	2,605,718
Segment liabilities	538,294	261,008	1,470,592	2,269,894	414,144	249,378	993,707	1,657,229
Net assets	1,669,031	546,760	(1,144,040)	1,071,751	1,230,762	410,021	(692,294)	948,489
Other segmental information								
Fixed asset additions	76,993	36,419	920	114,332	54,850	40,187	2,696	97,733
Depreciation (net)	57,493	34,243	919	92,655	51,783	31,221	823	83,827

By geographical area:	2004 Europe €'000	2004 Americas €'000	2004 Asia Pacific €'000	2004 Total €'000	2003 Europe €'000	2003 Americas €'000	2003 Asia Pacific €'000	2003 Total €'000
Turnover by location of customers	2,721,074	1,120,884	286,778	4,128,736	2,490,041	984,809	218,560	3,693,410
Segment assets by location	2,274,952	921,346	145,347	3,341,645	1,844,474	667,933	93,311	2,605,718
Fixed asset additions	88,091	20,246	5,995	114,332	82,745	13,495	1,493	97,733

2. Profit on ordinary activities before taxation comprises:

	Notes	Continuing operations 2004 €'000	Continuing operations Acquisitions 2004 €'000	Total 2004 €'000	2003 €'000
Turnover		**3,854,502**	**274,234**	**4,128,736**	3,693,410
Less operating costs:					
Raw materials and consumables		**2,219,983**	**152,678**	**2,372,661**	2,119,477
Other external charges		**331,306**	**38,552**	**369,858**	341,281
Staff costs	3	**709,537**	**62,391**	**771,928**	666,341
Depreciation	10	**88,669**	**7,127**	**95,796**	87,467
Development grants amortisation	21	**(3,020)**	**(121)**	**(3,141)**	(3,640)
Operating charges		**198,624**	**19,193**	**217,817**	175,282
Change in stock of finished goods		**(16,558)**	**(28,531)**	**(45,089)**	(1,317)
Operating profit before intangible amortisation and exceptional items		**325,961**	**22,945**	**348,906**	308,519
Goodwill and other intangible amortisation	11			**69,252**	48,103
Exceptional restructuring costs	4			**41,108**	–
Operating profit				**238,546**	260,416
And is stated after charging:					
Research and development costs				**110,922**	88,377
Auditors' remuneration – audit				**2,269**	1,871
– audit-related				**227**	294
– non-audit				**1,963**	1,927
				4,459	4,092

Directors' emoluments

Directors' emoluments are set out in the Directors' remuneration section of the Report of the Directors on pages 43 and 44.

3. Staff numbers and costs

The average number of people employed by the Group was as set out below:

	Total 2004 Number	Total 2003 Number
Management	**395**	374
Administration	**1,765**	1,447
Production	**15,572**	13,436
Sales	**3,456**	3,171
Others	**483**	441
	21,671	18,869

The aggregate payroll costs of these employees (including executive Directors) were as follows:

	2004 €'000	2003 €'000
Wages and salaries	**659,250**	569,831
Social welfare	**69,778**	61,633
Pension costs	**42,900**	34,877
	771,928	666,341

4. Exceptional items

	Notes	2004 €'000	2003 €'000
Exceptional restructuring costs		(41,108)	–
Profit on sale of fixed assets		15,592	942
		(25,516)	942
Tax credit / (charge) on exceptional items	6	10,062	(45)
	9	(15,454)	897

The exceptional restructuring costs in 2004 relate to the integration of Quest Food Ingredients, other acquisitions made in 2004 and 2003 and the rationalisation of existing businesses. These costs are analysed as follows:

	Notes	2004 €'000	2003 €'000
Plant closure and relocation		15,319	–
Redundancies and contract compensation		13,858	–
Plant and other assets written off	10	11,662	–
Other		269	–
		41,108	–

The profit on sale of fixed assets in the year consists of €12,386,000 relating to the sale of financial fixed assets and €3,206,000 relating to the sale of tangible fixed assets.

5. Interest payable and similar charges

	2004 €'000	2003 €'000
This comprises the following:		
On bank loans, overdrafts and other loans repayable within five years	37,251	28,516
On other loans repayable after five years	12,114	9,783
	49,365	38,299
Interest receivable	(383)	(943)
	48,982	37,356

6. Taxation

	2004 €'000	2003 €'000
The taxation charge for the year comprises:		
Current tax		
Irish tax		
Corporation tax	**9,115**	7,231
Adjustments in respect of prior years	**(281)**	320
	8,834	7,551
Foreign tax		
Corporation tax	**49,943**	44,315
Adjustments in respect of prior years	**1,731**	2,033
	51,674	46,348
Total current tax on ordinary activities	**60,508**	53,899
Deferred tax		
Origination and reversal of timing differences	**11,738**	11,386
Effect of increase in discount on deferred tax liability	**(2,813)**	(2,305)
Total deferred tax on ordinary activities	**8,925**	9,081
Based on exceptional items		
Tax credit arising on exceptional restructuring costs	**(3,563)**	–
Tax on profit on sale of fixed assets and business	**427**	436
Current tax on exceptional items	**(3,136)**	436
Deferred tax credit arising on exceptional restructuring costs	**(6,926)**	–
Deferred tax released on the disposal of fixed assets and business	**–**	(391)
Deferred tax on exceptional items	**(6,926)**	(391)
Total taxation charge for the year	**59,371**	63,025
Factors affecting current tax charge for the year		
Profit before taxation	**205,156**	224,002
Notional tax (26%)	**53,579**	61,726
Capital allowances greater than depreciation	**(8,579)**	(6,904)
Other timing differences	**2,898**	(8,024)
Items not deductible for tax purposes (primarily non-deductible goodwill)	**8,024**	5,184
Adjustments in respect of prior years	**1,450**	2,353
Current tax	**57,372**	54,335

Notional tax of **26%** (2003: 28%) is calculated based on the weighted average of the tax rates applying to profits earned by the Group in those jurisdictions in which it operates.

Factors that may affect future charges

The Group expects to continue to claim capital allowances in excess of depreciation in future years at similar levels based on current investment plans.

7. Profit attributable to Kerry Group plc

Profit for the year after taxation and attributable to ordinary shareholders amounting to **€36,422,000** (2003: €53,759,000) has been accounted for in the financial statements of the Holding Company.

As permitted by Section 3(2) of the Companies (Amendment) Act, 1986, a separate profit and loss account of the Holding Company is not presented.

8. Dividends

	2004 €'000	2003 €'000
Interim dividend paid of **4.50 cent** per A ordinary share (2003: 4.05 cent)	**8,483**	7,625
Final dividend proposed and payable 27 May 2005 of **9.50 cent** per A ordinary share (2003 paid: 8.60 cent)	**17,751**	15,985
	26,234	23,610

The above dividend payments are inclusive of withholding tax. The withholding tax deducted from the 2004 interim dividend was **€486,788** (2003: €509,000). The withholding tax deducted on payment of the 2003 final dividend was **€960,478** (2002: €982,000).

9. Earnings per share

	Notes	EPS cent	2004 €'000	EPS cent	2003 €'000
Adjusted earnings*		**123.7**	**230,491**	112.1	208,183
Goodwill and other intangible amortisation		**37.2**	**69,252**	25.9	48,103
Exceptional items (net)	4	**8.3**	**15,454**	(0.5)	(897)
Profit after taxation, intangible amortisation and exceptional items		**78.2**	**145,785**	86.7	160,977
Share option dilution		**0.4**	**–**	0.3	–
		77.8	**145,785**	86.4	160,977

The basic weighted average number of ordinary shares in issue for the year was **186,401,228** (2003: 185,707,545). The diluted weighted average number of ordinary shares in issue for the year was **187,308,737** (2003: 186,418,117). The dilution arises in respect of executive share options outstanding.

In addition to the basic and diluted earnings per share, an earnings per share before intangible amortisation and net exceptional items calculation is also provided, as it more accurately reflects the Group's underlying trading performance.

* Adjusted earnings is calculated as profit after taxation, before intangible amortisation and net exceptional items. Adjusted earnings per share is the adjusted earnings divided by the basic weighted average number of ordinary shares.

10. Tangible fixed assets

	Notes	Land and Buildings €'000	Plant, Machinery and Equipment €'000	Motor Vehicles €'000	Total €'000
Group:					
Cost					
At beginning of year		560,020	964,795	41,117	1,565,932
Businesses acquired	25	65,682	111,981	415	178,078
Additions		28,939	82,105	3,288	114,332
Disposals		(1,966)	(12,801)	(2,309)	(17,076)
Exchange translation adjustment	24	(13,899)	(23,641)	(148)	(37,688)
At end of year		638,776	1,122,439	42,363	1,803,578
Accumulated depreciation					
At beginning of year		137,726	551,384	32,121	721,231
Businesses acquired	25	7,774	29,556	222	37,552
Charge during year		18,198	74,331	3,267	95,796
Disposals		(622)	(11,981)	(2,055)	(14,658)
Impairments	4	4,638	6,960	64	11,662
Exchange translation adjustment	24	(3,633)	(12,725)	(127)	(16,485)
At end of year		164,081	637,525	33,492	835,098
Net book value					
At end of year		474,695	484,914	8,871	968,480
At beginning of year		422,294	413,411	8,996	844,701

	Land and Buildings €'000	Plant, Machinery and Equipment €'000	Total €'000
Company:			
Cost			
At beginning and end of year	4,883	688	5,571
Accumulated depreciation			
At beginning of year	1,858	688	2,546
Charge during year	185	–	185
At end of year	2,043	688	2,731
Net book value			
At end of year	2,840	–	2,840
At beginning of year	3,025	–	3,025

11. Intangible assets

	Notes	2004 €'000	2003 €'000
Group:			
Goodwill and intangible assets			
At beginning of year		837,301	765,384
Arising on acquisitions	25	**548,421**	165,976
Purchase adjustments		**1,152**	(1,349)
Amortised during year		**(69,252)**	(48,103)
Exchange translation adjustment	24	**(34,385)**	(44,607)
At end of year		**1,283,237**	837,301

Intangible assets, all of which arise on acquisitions, consist primarily of goodwill. Trademarks, patents and knowhow are also included. The balance at the end of the year is comprised of cost **€1,564,133,000** (2003: €1,053,200,000) and accumulated amortisation **€280,896,000** (2003: €215,900,000).

12. Financial assets

	2004 €'000	2003 €'000
Company:		
Investments in subsidiaries at cost		
At beginning of year	332,652	318,644
Additions	–	21,037
Disposals	–	(7,029)
At end of year	**332,652**	332,652

Group:
Quoted shares held by the Group at the end of the year with a carrying value of **€nil** (2003: €nil) have a market value of **€6,451,000** (2003: €17,100,000). The reduction in market value is due primarily to the disposal of shares during the year.

13. Stocks

	2004 €'000	2003 €'000
Group:		
Raw materials and consumables	**197,773**	168,568
Finished goods and goods for resale	**238,495**	193,406
Expense stocks	**21,394**	21,925
	457,662	383,899

The replacement cost of stocks does not differ materially from the amount stated above.

14. Debtors

	Group 2004 €'000	Group 2003 €'000	Company 2004 €'000	Company 2003 €'000
Trade debtors due within one year	**505,450**	432,619	**–**	–
Other debtors and prepayments	**53,461**	44,688	**–**	–
Trade debtors due after one year	**8,027**	5,648	**–**	–
Amounts due by Group companies	**–**	–	**190,917**	142,486
	566,938	482,955	**190,917**	142,486

15. Creditors: Amounts falling due within one year

	Notes	Group 2004 €'000	Group 2003 €'000	Company 2004 €'000	Company 2003 €'000
Bank loans and overdrafts	23	**64,293**	18,342	**–**	–
Trade creditors		**585,739**	497,458	**–**	–
Other creditors and accruals		**118,707**	91,516	**1,256**	1,208
Taxation and social welfare		**60,583**	57,373	**–**	–
Proposed dividends		**17,751**	15,985	**17,751**	15,985
Deferred payments on acquisition of subsidiaries		**11,232**	29,198	**–**	–
		858,305	709,872	**19,007**	17,193
Taxation and social welfare comprises:					
Corporation tax		**47,118**	46,341	**–**	–
PAYE		**7,534**	5,998	**–**	–
PRSI		**5,931**	5,034	**–**	–
		60,583	57,373	**–**	–

16. Creditors: Amounts falling due after more than one year

	Notes	Group 2004 €'000	Group 2003 €'000	Company 2004 €'000	Company 2003 €'000
Long term debt	23	**1,138,473**	743,720	**–**	–
Other creditors and accruals		**198,008**	143,195	**–**	–
Deferred payments on acquisition of subsidiaries		**14,427**	12,109	**6,710**	7,300
		1,350,908	899,024	**6,710**	7,300

All Group borrowings are secured by guarantees from Kerry Group plc and cross guarantees from various companies within the Group.

17. Provisions for liabilities and charges

	Deferred Tax €'000	Acquisition and Other Restructuring €'000	Total 2004 €'000	2003 €'000
Group:				
At beginning of year	48,333	–	48,333	64,571
Provided in the year	**1,999**	**41,108**	**43,107**	8,690
Utilised during the year	–	**(28,447)**	**(28,447)**	(16,575)
Arising on acquisitions and disposals	**(1,154)**	–	(1,154)	(2,852)
Exchange translation adjustment	**(1,158)**	–	(1,158)	(5,501)
At end of year	**48,020**	12,661	60,681	48,333

Deferred tax

The deferred tax provision consists of the following amounts:

	2004 €'000	2003 €'000
Accelerated capital allowances	**61,874**	54,282
Other timing differences	**27,009**	34,945
Discount	**(40,863)**	(40,894)
Deferred tax provision at end of year	**48,020**	48,333

Discounted deferred tax assets of **€2,400,000** (2003: €1,400,000) have not been recognised in the financial statements. These deferred tax assets primarily relate to tax losses carried forward. Currently, the Directors consider it prudent not to recognise these deferred tax assets.

18. Share capital

	2004 €'000	2003 €'000
Group and Company:		
Authorised		
At beginning and end of year (A ordinary shares of **12.5 cent** each (2003: 12.5 cent each))	**25,000**	25,000
Allotted, called-up and fully paid		
At beginning of year (A ordinary shares of **12.5 cent** each (2003: 12.5 cent each))	23,234	23,202
Shares issued during year	**122**	32
At end of year (A ordinary shares of **12.5 cent** each)	**23,356**	23,234

Shares issued during year

During 2004, **536,000** A ordinary shares, each with a nominal value of 12.5 cent, were issued at €8.00 per share to executives in the Group under share option schemes. **182,500** A ordinary shares, each with a nominal value of 12.5 cent, were issued at €12.57 per share to executives in the Group under share option schemes. Also, **256,220** A ordinary shares, each with a nominal value of 12.5 cent, were issued at €13.42 per share to executives in the Group under share option schemes. The total number of shares in issue at 31 December 2004 was **186,848,865** (2003: 185,874,145).

19. Share premium

	Notes	2004 €'000	2003 €'000
Group and Company:			
At beginning of year		365,229	362,974
Shares issued during year	18	**9,899**	2,296
Share issue costs		**(96)**	(41)
At end of year		**375,032**	365,229

20. Reconciliation of movements in equity shareholders' funds

	Notes	Share Capital and Premium €'000	Capital Conversion Reserve Fund €'000	Profit & Loss Account €'000	Total €'000
At beginning of year		388,463	340	531,149	919,952
Profit after taxation and attributable to ordinary shareholders		–	–	**145,785**	**145,785**
Dividends	8	–	–	**(26,234)**	**(26,234)**
Shares issued during year		**10,021**	–	–	**10,021**
Share issue costs		**(96)**	–	–	**(96)**
Exchange translation adjustment	24	–	–	**(5,523)**	**(5,523)**
At end of year		**398,388**	**340**	**645,177**	**1,043,905**

The Profit & Loss Account figures comprise the following:

	Notes	Intangible Assets Written Off €'000	Retained Profits €'000	Profit & Loss Account €'000
At beginning of year		(527,802)	1,058,951	531,149
Profit after taxation and attributable to ordinary shareholders		**(69,252)**	**215,037**	**145,785**
Dividends	8	–	**(26,234)**	**(26,234)**
Exchange translation adjustment	24	–	**(5,523)**	**(5,523)**
At end of year		**(597,054)**	**1,242,231**	**645,177**

21. Deferred income

	Notes	Group 2004 €'000	Group 2003 €'000	Company 2004 €'000	Company 2003 €'000
Capital grants					
At beginning of year		28,537	31,469	343	360
Businesses acquired	25	**1,660**	–	–	–
Grants received / receivable		**907**	1,193	–	–
Amortised during year		**(3,141)**	(3,640)	**(17)**	(17)
Exchange translation adjustment	24	**(117)**	(485)	–	–
At end of year		**27,846**	28,537	**326**	343

22. Analysis of cash flow components

	2004 €'000	2003 €'000
Group:		
The components of the net cash flow from operating activities can be analysed as follows:		
Depreciation (net)		
Depreciation	**95,796**	87,467
Development grants amortisation	**(3,141)**	(3,640)
	92,655	83,827
Change in working capital		
Increase in stocks	**(16,625)**	(24,650)
(Increase) / decrease in debtors	**(23,971)**	11,833
Increase in creditors	**81,706**	21,955
	41,110	9,138

23. Analysis of net debt

	At Beginning of Year €'000	Cash Flow €'000	Exchange Movement €'000	At End of Year €'000
Group:				
Cash in hand and at bank	56,862	**8,466**	**–**	**65,328**
Overdrafts	(18,342)	**(45,951)**	**–**	**(64,293)**
Debt due within one year	–	**2,688**	**(2,688)**	**–**
Debt due after one year	(743,720)	**(432,076)**	**37,323**	**(1,138,473)**
	(705,200)	**(466,873)**	**34,635**	**(1,137,438)**

24. Effect of exchange translation adjustments

	Notes	2004 €'000	2003 €'000
Group:			
Decrease in assets			
Tangible fixed assets	10	**(21,203)**	(55,034)
Goodwill and other intangible assets	11	**(34,385)**	(44,607)
Stocks		**(8,326)**	(23,096)
Debtors		**(5,121)**	(23,536)
Decrease / (increase) in liabilities			
Creditors		**25,508**	29,566
Net debt	23	**34,635**	80,677
Deferred creditors		**4,166**	12,491
Deferred income	21	**117**	485
Revenue reserves		**(914)**	(1,176)
		(5,523)	(24,230)

The above exchange translation adjustment arises on the retranslation of the Group's opening net investment in its foreign currency subsidiaries.

25. Businesses acquired

During 2004, the Group completed the acquisition of a number of businesses. The total consideration for acquisitions amounted to **€711,654,000** analysed as follows:

	Book Values			Fair Value Adjustments			
	Quest Food Ingredients 2004 €'000	Other 2004 €'000	Total 2004 €'000	Revaluations 2004 €'000	Alignment of Accounting Policies 2004 €'000	2004 €'000	2003 €'000
Net assets acquired:							
Tangible fixed assets	87,665	61,554	149,219	(8,693)	–	140,526	27,184
Goodwill and other intangible assets	256,925	241,277	498,202	30,021	20,198	548,421	165,976
Net current assets	33,625	44,131	77,756	(11,165)	(7,232)	59,359	15,352
Liabilities due after one year	(9,689)	(2,174)	(11,863)	(10,163)	(12,966)	(34,992)	(796)
Grants	(1,636)	(24)	(1,660)	–	–	(1,660)	–
	366,890	344,764	711,654	–	–	711,654	207,716
Discharged by:							
Cash	366,890	328,811	695,701	–	–	695,701	207,376
Deferred payments	–	15,953	15,953	–	–	15,953	340
	366,890	344,764	711,654	–	–	711,654	207,716

The acquisition method of accounting has been used to consolidate the businesses acquired in 2004 in the Group's financial statements. The fair value adjustments detailed above are provisional. The cash discharged figure above includes **€351,000** of net debt taken over at the date of acquisition.

The principal acquisitions completed in 2004 are summarised as follows:
The acquisition of **Quest Food Ingredients** from the ICI Group was completed at the end of April 2004. The acquired business has operations in The Netherlands, USA, Malaysia, Canada, Philippines, Ireland and the UK and also has two Centres of Excellence driving technology and innovation in The Netherlands and USA. Quest Food Ingredients has leading global positions in bio-ingredients and pharma-ingredients and has well established global customer relationships across the pharmaceutical, culinary, bakery, dairy, brewing and confectionery industries.

In September 2004, the Group completed the acquisition of **Ernsts Food Ingredients**. Located in Penang, Malaysia, the acquisition brings additional manufacturing capacity to meet Kerry's growth objectives in the nutritional, beverage and snack sectors in South East Asian markets.

Jana's Classics, a world-class provider of baked goods and inclusions for frozen desserts, was acquired in August 2004. Based in Tualatin, Oregon, USA, the business offers innovative, solution-driven products through mass customisation to customers in the retail bakery, ingredient/inclusions, and foodservice business channels.

In May 2004, the Group acquired **Manheimer**. With state-of-the-art research and development facilities and manufacturing facilities in New Jersey, USA, Manheimer is a leading formulator and supplier of natural flavours for the beverage, confectionery, meat and soup industries, while Manheimer Fragrances develops and markets innovative fragrances for application in home-environmental, personal care, household and industrial products. The **Cremo** dairy ingredients and flavourings business was also acquired in May 2004. Based in Glamsbjerg, Denmark, the business has state-of-the-art manufacturing and product development facilities and has established an extensive customer base throughout Europe and Asia within the savoury convenience and snack food industry.

The acquisitions of **Flavurence, Laboratorios Krauss, Fructamine, Oregon Chai** and **Extreme Foods** were completed in March 2004. Flavurence, based in Los Angeles, USA, is a major flavour supplier to food and beverage producers in the West coast of the USA and specialises in natural fruit flavours. Laboratorios Krauss has a strong market presence through sweet flavours particularly in the bakery sector and is headquartered in Mexico City with flavour development facilities based in Pachuca, Mexico. Fructamine, based in Bergamo in Northern Italy, is a leading Italian producer of naturally extracted flavours and has a well established position across European savoury, bakery and soft drinks markets. Oregon Chai, a leading US-branded supplier of natural Chai Tea Lattes and Chai Tea Latte mixes, concentrates and ready-to-drink products based in Oregon and Extreme Foods, a developer and marketer of blended flavour beverages based in Nevada, hold leading positions in the fast-growing niches of the US-branded beverage foodservice sector.

A number of minor acquisitions were also completed during the year including **AR Parkin, Dale Country Foods** and **Cereal Innovations** in the UK; **Agrinove** in Canada; **Freshserve** in Ireland; and **Tensa Foods** in Australia.

26. Contingent liabilities

	2004 €'000	2003 €'000
Company:		
(a) Guarantees in respect of borrowings of subsidiaries	1,202,767	762,062
(b) Guarantees to banks in respect of deferred payments on acquisition of subsidiaries	–	26,550
	1,202,767	788,612

(c) For the purposes of Section 17 of the Companies (Amendment) Act, 1986, the Company has undertaken by Board resolution to indemnify the creditors of its subsidiaries incorporated in the Republic of Ireland, as set out in note 32, in respect of all losses and liabilities as referred to in Section 5(c) of the Companies (Amendment) Act, 1986 for the financial year ending on 31 December 2004 or any amended financial period incorporating the said financial year. The company has given similar indemnities in relation to its subsidiaries in the Netherlands, as set out in note 32.

27. Other financial commitments

	2004 €'000	2003 €'000
Group:		
(a) Capital commitments at 31 December for which no provision has been made in these accounts are as follows:		
Capital commitments in respect of contracts placed	24,446	10,845
Capital expenditure authorised by the Directors but not contracted for at the year end	46,698	26,426
	71,144	37,271

(b) At the balance sheet date the Group had commitments, payable in 2005, under non-cancellable operating leases which expire as follows:

	Land and Buildings €'000	Other €'000	Total €'000
Within one year	1,067	2,836	3,903
Between two and five years	3,269	10,343	13,612
After five years	1,234	204	1,438
	5,570	13,383	18,953

The operating lease charges during 2004 amounted to **€20,964,000** (2003: €21,900,000).

28. Financial instruments

The Group's treasury policy and management of derivatives and other financial instruments, which form part of these financial statements, is set out in the Financial Review. Short term debtors and creditors have been excluded from all the disclosures below other than the currency exposure analysis set out in section (d).

(a) Currency profile of net financial liabilities

Financial liabilities

Cross-currency swaps have been used to convert debt from its funding currency into the currency requirements of the Group.

The following is a profile of the net financial liabilities of the Group as at 31 December showing the impact of cross-currency swaps:

	31 December 2004			31 December 2003		
	Source Currency €'000	**Currency Swaps €'000**	**Borrowing Currency €'000**	Source Currency €'000	Currency Swaps €'000	Borrowing Currency €'000
Euro	**263,330**	**118,075**	**381,405**	41,983	118,075	160,058
Sterling	**94,564**	**–**	**94,564**	7,872	35,833	43,705
US Dollar	**720,042**	**(143,809)**	**576,233**	599,360	(179,959)	419,401
Canadian Dollar	**1,759**	**25,734**	**27,493**	6,250	26,051	32,301
Other	**57,743**	**–**	**57,743**	49,735	–	49,735
Net financial liabilities	**1,137,438**	**–**	**1,137,438**	705,200	–	705,200

The above analysis includes **€65,328,000** cash balances as at 31 December 2004 which were predominantly US Dollar and Euro denominated (2003: €56,862,000, predominantly US Dollar and Sterling denominated).

The Group has other non-interest bearing liabilities of **€14,427,000** predominantly Euro and US Dollar denominated (2003: €12,100,000 predominantly Euro and US Dollar denominated).

(b) Interest rate profile of net financial liabilities

Financial liabilities

After taking into account interest rate contracts entered into, the interest rate profile of the Group's net financial liabilities was:

	Floating Rate Financial Liabilities €'000	**Fixed Rate Financial Liabilities €'000**	**Total €'000**
Euro	**381,405**	**–**	**381,405**
Sterling	**94,564**	**–**	**94,564**
US Dollar	**116,675**	**459,558**	**576,233**
Canadian Dollar	**27,493**	**–**	**27,493**
Other	**57,743**	**–**	**57,743**
At 31 December 2004	**677,880**	**459,558**	**1,137,438**
Euro	160,058	–	160,058
Sterling	43,705	–	43,705
US Dollar	321,861	97,540	419,401
Canadian Dollar	32,301	–	32,301
Other	49,735	–	49,735
At 31 December 2003	607,660	97,540	705,200

The weighted average interest rate for fixed borrowings was **4.26%** (2003: 8.97%) and the weighted average period for which the rate was fixed was **1.2 years** (2003: 2.8 years).

28. Financial instruments (continued)

The floating rate financial liabilities are at rates which fluctuate mainly based upon LIBOR and comprise bank borrowings and other financial liabilities bearing interest at rates fixed in advance for periods ranging from one month to six months.

The weighted average period to maturity of other non-interest bearing financial liabilities was **4.4 years** (2003: 3.1 years).

Financial assets

At 31 December 2004 the Group's financial assets consisted of the cash balances disclosed above and quoted shares with a **€nil** carrying value (2003: €nil). The Group had no other material financial assets as at 31 December 2004 or at 31 December 2003.

(c) Maturity of net financial liabilities

The maturity profile of the Group's net financial liabilities at 31 December was as follows:

	2004		2003	
	Net Debt €'000	Other Financial Liabilities €'000	Net Debt €'000	Other Financial Liabilities €'000
Within one year	**64,293**	**–**	18,342	–
Between one and two years	**175,908**	**3,151**	141,729	1,500
Between two and five years	**432,353**	**6,710**	31,213	10,609
After five years	**530,212**	**4,566**	570,778	–
	1,202,766	**14,427**	762,062	12,109
Less cash	**65,328**	**–**	56,862	–
Net financial liabilities	**1,137,438**	**14,427**	705,200	12,109

The maturity profile of Group funding was further strengthened during 2004 with the arrangement of a new **€500,000,000** term debt facility with a group of banks. This facility matures in April 2009.

As at 31 December 2004, the Group had a portfolio of undrawn committed bank facilities which amounted to **€175,614,000** (2003: €182,600,000) and a portfolio of undrawn standby facilities amounting to **€348,027,000** (2003: €371,000,000). The undrawn committed facilities consist primarily of the Revolving Credit Facility with an average maturity of **1.75 years**.

(d) Currency exposures

The table below shows the Group's currency exposures which consist of those transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the Profit and Loss Account. Such exposures comprise of the monetary assets and liabilities of the Group that are not denominated in the operating (or functional) currency of the operating unit involved, other than certain borrowings treated as hedges of net investments in overseas operations. As at 31 December 2004 these exposures were as follows:

Net Foreign Currency Monetary Assets / (Liabilities) in €'000

	2004				2003			
Functional currency of Group operation	**Euro**	**Sterling**	**US Dollar**	**Other**	Euro	Sterling	US Dollar	Other
Euro	**–**	**10,754**	**5,396**	**6,997**	–	(115)	3,527	3,114
Sterling	**2,381**	**–**	**3,467**	**(1,371)**	159	–	–	(71)
US Dollar	**–**	**5**	**–**	**185**	(5)	–	–	–
Other	**3,718**	**1,336**	**1,368**	**(2,976)**	(224)	(184)	(316)	141
Total	**6,099**	**12,095**	**10,231**	**2,835**	(70)	(299)	3,211	3,184

The amounts shown in the above table take into account the effect of forward contracts entered into to manage these currency exposures. As at 31 December 2004 the Group also held open various foreign currency forward contracts that were taken out to hedge expected future sales and purchases.

28. Financial instruments (continued)

(e) Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities as at 31 December:

	2004		2003	
	Book Value €'000	**Fair Value €'000**	Book Value €'000	Fair Value €'000
Short-term financial liabilities and current portion of long-term borrowings	**(64,293)**	**(62,469)**	(18,342)	(18,342)
Long-term borrowings	**(1,138,473)**	**(1,108,884)**	(743,720)	(736,676)
Other financial liabilities	**(14,427)**	**(14,427)**	(12,109)	(12,109)
Cash deposits	**65,328**	**65,328**	56,862	56,862
Quoted shares	–	**6,451**	–	17,095
Forward foreign currency contracts	–	**2,441**	–	8,885
Interest rate and cross currency swaps	–	**(8,417)**	–	(13,799)

Market values have been used to determine the fair values of all financial assets and liabilities.

(f) Hedges

The table below shows the extent of unrecognised gains and losses in respect of financial instruments used by the Group as hedges at the beginning and end of year:

	Total net gains 2004 €'000	Total net gains 2003 €'000
Unrecognised (losses)/gains on hedges at beginning of year	(4,914)	14,001
Gains arising in previous years that were recognised during the year	**3,640**	14,001
	(8,554)	–
Gains/(losses) arising in the year that were not recognised in the year	**2,578**	(4,914)
Unrecognised losses on hedges at end of year	**(5,976)**	(4,914)
Of which:		
(Losses)/gains expected to be recognised within one year	**(1,269)**	3,640
Losses expected to be recognised after one year	**(4,707)**	(8,554)

29. Related party transactions

In the ordinary course of business as farmers, Directors have traded on standard commercial terms with the Group's Agribusiness Division. Aggregate purchases from, and sales to, these Directors amounted to **€1,053,000** *(2003: €1,271,000) and* **€350,000** *(2003: €425,000) respectively. The trading balance outstanding to the Group at the year end was* **€90,000** *(2003: €77,000).*

30. Pensions

The Group continues to account for pensions and other post-employment benefits in accordance with SSAP 24 "Accounting for Pension Costs" and the disclosures in note a) below are those required by that standard. The transitional disclosure requirements as outlined by FRS 17 "Retirement Benefits" are given in note b) below.

a) SSAP 24 "Accounting for Pension Costs"

The Group operates pension plans throughout the world and these plans are structured to accord with local conditions and practices in each country and include both defined benefit and defined contribution plans. The assets of the schemes are held where relevant in separate trustee administered funds.

The total pension cost to the Group for the year was **€42,900,000** (2003: €34,877,000). The pension cost is in accordance with the advice of qualified actuaries, using the projected unit credit method. Actuarial valuations have been completed for all Group plans within the past three years.

The assumptions which most significantly affect the incidence of pension costs are those relating to the rate of return on investments and the rates of increase in pensionable remuneration and pensions in payment. The average financial assumptions inherent in the actuarial basis underlying the schemes assume that the long term investment return would on average exceed the rate of increase in pensionable remuneration by 3% per annum and would on average exceed the rate of increase in pensions in payment by 2.5%.

At the dates of the most recent actuarial valuations, the market value of the schemes' assets amounted to **€360,344,000** and the actuarial value of the schemes' assets was more than sufficient to cover 69% of the benefits that had accrued to the members of the combined schemes, after allowing for the expected future increase in pensionable remuneration and pensions in payment. Actuarial advice at the dates of the most recent valuations confirmed that the current levels of contributions, together with existing assets, were adequate to secure members' benefits over the expected remaining service lives of the participating employees. The actuarial reports are not available for public inspection.

Included in creditors is **€1,035,000** (2003: €900,000) in respect of contributions outstanding at the year end.

b) FRS 17 "Retirement Benefits"

The Group operates a number of defined benefit pension schemes across the countries in which it operates, primarily in Ireland, the US and the UK. The values used in this disclosure are based on the most recent actuarial valuations as identified above and have been updated by the individual schemes' independent and professionally qualified actuaries to incorporate the requirements of FRS 17 in order to assess the liabilities of the various schemes as at 31 December 2004 using the projected unit credit method. All assets in the schemes have been measured at their fair value at the balance sheet date.

i) Financial assumptions

The principal financial assumptions used by the Group actuaries in order to calculate the pension schemes' liabilities at 31 December, which have been shown in range format to reflect the differing assumptions in each scheme, were as follows:

	2004 %	2003 %	2002 %
Inflation assumption	**2.00 – 2.60**	2.50	2.25 – 3.00
Rate of increase in salaries	**3.00 – 4.00**	3.50 – 4.00	3.25 – 4.00
Rate of increase for pensions in payment and deferred pensions	**0.00 – 2.60**	0.00 – 2.50	0.00 – 2.50
Rate used to discount scheme liabilities	**4.90 – 5.75**	5.25 – 6.00	5.50 – 6.75

30. **Pensions** (continued)

ii) Recognition in Performance Statements

In full compliance with FRS 17, on the basis of the above assumptions, the amounts that would have been charged to the Consolidated Profit and Loss Account and the Consolidated Statement of Total Recognised Gains and Losses for the year ended 31 December 2004 in respect of defined benefit schemes are set out below:

	2004 €'000	2003 €'000
Operating profit		
Current service cost	**19,918**	14,310
Past service cost	**1,300**	1,386
Total charge to operating profit	**21,218**	15,696
Finance charge		
Expected return on pension schemes' assets	**(29,999)**	(24,253)
Interest on pension schemes' liabilities	**32,313**	25,596
Net finance charge	**2,314**	1,343
Consolidated Statement of Total Recognised Gains and Losses		
Actual return less expected return on pension schemes' assets	**16,375**	18,987
Experience gains and losses arising on the schemes' liabilities	**(4,285)**	(8,677)
Changes in assumptions underlying the present value of the schemes' liabilities	**(33,492)**	(49,560)
Actuarial loss recognised in the Consolidated Statement of Total Recognised Gains and Losses	**(21,402)**	(39,250)

iii) Expected long term rates of return and market values of pension schemes' assets

The long term rates of return expected at 31 December for each class of asset, shown as a range to reflect differing returns in each scheme, were as follows:

	2004 %	2003 %	2002 %
Equities	**7.75**	7.75 – 8.20	8.00
Bonds	**3.40 – 5.50**	4.50 – 5.10	4.50 – 5.10
Property	**6.50**	7.00	7.00
Cash	**2.20 – 4.00**	2.10 – 4.00	2.90 – 4.00

The market values of the pension schemes' assets at 31 December were as follows:

	2004 €'000	2003 €'000	2002 €'000
Equities	**342,316**	271,556	244,212
Bonds	**113,011**	85,813	79,551
Property	**13,071**	8,842	11,211
Cash	**11,648**	11,333	11,956
Total market value of pension schemes' assets	**480,046**	377,544	346,930
Present value of pension schemes' liabilities	**(669,582)**	(531,563)	(469,473)
Net deficit in pension schemes	**(189,536)**	(154,019)	(122,543)
Related deferred tax asset	**47,885**	41,263	32,911
Net pension liability	**(141,651)**	(112,756)	(89,632)

30. Pensions (continued)

The Group also operates post-retirement medical benefit schemes in respect of a number of its US and Canadian employees. The discount rate used by Group actuaries in calculating the liability at 31 December 2004 was **5.75%** (2003: 6.00%).

The actuarial liabilities of the post-retirement schemes were:

	2004 €'000	2003 €'000
Present value of post-retirement schemes' liabilities	**(9,726)**	(6,650)
Related deferred tax asset	**3,978**	2,660
Net benefit liability	**(5,748)**	(3,990)

The amounts that would have been charged to the Consolidated Profit and Loss Account and the Consolidated Statement of Total Recognised Gains and Losses in respect of the post-retirement schemes under FRS 17 are as follows:

	2004 €'000	2003 €'000
Operating profit		
Current service cost	**472**	298
Past service cost	**–**	119
Total charged to operating profit	**472**	417
Finance charge		
Interest on pension schemes' liabilities	**521**	326
Consolidated Statement of Total Recognised Gains and Losses		
Experience gains and losses arising on the schemes' liabilities	**518**	(50)
Changes in assumptions underlying the present value of the schemes' liabilities	**(515)**	(1,464)
Actuarial gain/(loss) recognised in the Consolidated Statement of Total Recognised Gains and Losses	**3**	(1,514)

If the pension schemes' and post-retirement schemes' deficit had been recognised in the Consolidated Financial Statements, the Group's net assets and profit and loss reserve would be as follows:

	2004 €'000	2003 €'000
Group net assets		
Net assets excluding net benefit liability	**1,071,751**	948,489
Net benefit liability	**(147,399)**	(116,746)
Net assets including net benefit liability	**924,352**	831,743
Group profit and loss reserve		
Profit and loss reserve excluding net benefit liability	**645,177**	531,149
Net benefit liability	**(147,399)**	(116,746)
Profit and loss reserve including net benefit liability	**497,778**	414,403

30. Pensions (continued)

The movements in the schemes' deficit during the year were:

	2004		2003	
		Post-		Post-
	Pension	**Retirement**	Pension	Retirement
	€'000	**€'000**	€'000	€'000
Deficit in plans at beginning of year	(154,019)	(6,650)	(122,543)	(5,619)
Current service cost	**(19,918)**	**(472)**	(14,310)	(298)
Past service cost	**(1,300)**	**–**	(1,386)	(119)
Cash contributions	**26,656**	**204**	15,982	188
Other finance charge	**(2,314)**	**(521)**	(1,343)	(326)
Actuarial (loss)/gain	**(21,402)**	**3**	(39,250)	(1,514)
Impact of purchase/sale of businesses	**(20,625)**	**(3,159)**	–	–
Exchange translation adjustment	**3,386**	**869**	8,831	1,038
Deficit in plans at end of year	**(189,536)**	**(9,726)**	(154,019)	(6,650)

The experience gains and losses in respect of pension schemes were as follows:

	2004	2003	2002
	€'000	€'000	€'000
Difference between the expected and actual return on schemes' assets:			
– amount	**16,375**	18,987	(100,991)
– percentage of schemes' assets	**3.4%**	5.0%	29.1%
Experience gains and losses on schemes' liabilities:			
– amount	**(4,285)**	(8,677)	(1,406)
– percentage of the present value of the schemes' liabilities	**0.6%**	1.6%	0.3%
Total amount recognised in the Consolidated Statement of Total Recognised Gains and Losses:			
– amount	**(21,402)**	(39,250)	(131,543)
– percentage of the present value of the schemes' liabilities	**3.2%**	7.4%	28.0%

The experience gains and losses in respect of post retirement schemes were as follows:

	2004	2003	2002
	€'000	€'000	€'000
Difference between the expected and actual return on schemes' assets:			
– amount	**N/A**	N/A	N/A
– percentage of schemes' assets	**N/A**	N/A	N/A
Experience gains and losses on schemes' liabilities:			
– amount	**518**	(50)	(1,632)
– percentage of the present value of the schemes' liabilities	**5.3%**	0.8%	29.0%
Total amount recognised in the Consolidated Statement of Total Recognised Gains and Losses:			
– amount	**3**	(1,514)	(1,632)
– percentage of the present value of the schemes' liabilities	**0.0%**	22.8%	29.0%

31. Post balance sheet events

Since the year end, the Group has announced details of a €20,000,000 business development programme in China. The programme will significantly expand the Group's asset and customer base in China through the acquisition of Hangzhou Lanli Food Industry Company Limited ("Lanli") located in Hangzhou in the Zhejiang Province and through the establishment of a new world class multi-processing manufacturing facility and technical centre on a 16 acre greenfield site in the HEDA Economic Zone (Hangzhou Economic and Technological Development Area). The acquisition of Lanli will be completed by the end of March 2005 and the greenfield development programme will commence mid-year with all facilities to be fully commissioned by the year end 2006.

32. Principal subsidiaries (all wholly owned)

Company Name	Nature of Business	Country	Registered Office
Ballysimon Warehousing Limited	Ingredients	Ireland	1
Castleisland Cattle Breeding Society Limited	Agribusiness	Ireland	1
Charleville Research Limited	Services	Ireland	1
Dawn Dairies Limited	Foods	Ireland	1
Duffy Meats Limited	Foods	Ireland	1
Freshways Limited	Foods	Ireland	1
Glenealy Farms (Turkeys) Limited	Foods	Ireland	1
Golden Vale Clare Limited	Investment	Ireland	1
Golden Vale Dairies Limited	Agribusiness	Ireland	1
Golden Vale Farms Limited	Agribusiness	Ireland	1
Golden Vale Food Products Limited	Ingredients	Ireland	1
Golden Vale Foods Limited	Foods	Ireland	1
Golden Vale Holdings Limited	Investment	Ireland	1
Golden Vale Investments Limited	Investment	Ireland	1
Golden Vale Limerick Limited	Foods	Ireland	1
Golden Vale Limited	Investment	Ireland	1
Golden Vale Sales Limited	Ingredients	Ireland	1
Grove Turkeys Limited	Foods	Ireland	1
Henry Denny & Sons (Ireland) Limited	Foods	Ireland	1
Irish Cold Stores Limited	Foods	Ireland	1
Kerry Agribusiness Holdings Limited	Investment	Ireland	1
Kerry Agribusiness Trading Limited	Agribusiness	Ireland	1
Kerry Creameries Limited	Agribusiness	Ireland	1
Kerry Farm Supplies Limited	Agribusiness	Ireland	1
Kerry Food Ingredients (Cork) Limited	Ingredients	Ireland	1
Kerry Group Financial Services	Services	Ireland	1
Kerry Group Services International Limited	Services	Ireland	1
Kerry Group Services Limited	Services	Ireland	1
Kerry Holdings (Ireland) Limited	Investment	Ireland	1
Kerry Ingredients (Ireland) Limited	Ingredients	Ireland	1
Kerry Ingredients Holdings (Ireland) Limited	Investment	Ireland	1
Kerry Ingredients Trading Limited	Ingredients	Ireland	1
Kerry Treasury Services Limited	Services	Ireland	1
Kerrykreem Limited	Ingredients	Ireland	1
Platters Food Company Limited	Foods	Ireland	1
Princemark Holdings Limited	Services	Ireland	1
Rye Developments Limited	Services	Ireland	1
Rye Valley Foods Limited	Foods	Ireland	1
Snowcream (Midlands) Limited	Foods	Ireland	1
Plassey Holdings Limited	Investment	Ireland	1
National Food Ingredients Limited	Ingredients	Ireland	2
National Rusks Limited	Ingredients	Ireland	2
Plassey Investments Limited	Investment	Ireland	2
William Blake Limited	Ingredients	Ireland	3
Henry Denny & Sons (NI) Limited	Foods	UK	4
Dairy Produce Packers Limited	Ingredients	UK	5
Golden Cow Dairies Limited	Foods	UK	5
Golden Vale (NI) Limited	Investment	UK	5
Leckpatrick Dairies Limited	Foods	UK	5

32. Principal subsidiaries (all wholly owned) (continued)

Company Name	Nature of Business	Country	Registered Office
Leckpatrick Holdings Limited	Investment	UK	5
St. Brendans Irish Cream Liqueur Company Limited	Ingredients	UK	5
A.E. Button & Sons Limited	Foods	UK	6
Diversity Foods Limited	Foods	UK	6
Kerry Foods Limited	Foods	UK	6
Kerry Holdings (U.K.) Limited	Investment	UK	6
Kerry Savoury Foods Limited	Foods	UK	6
Dairyborn Foods Limited	Foods	UK	7
A.R. Parkin Limited	Ingredients	UK	8
Cereal Innovations Limited	Ingredients	UK	8
Dale Country Foods Limited	Ingredients	UK	8
EBI Foods Limited	Ingredients	UK	8
Kerry Ingredients (UK) Limited	Ingredients	UK	8
Kerry Ingredients Holdings (U.K.) Limited	Investment	UK	8
Voyager Foods Limited	Ingredients	UK	8
Gova Finance B.V.	Investment	Netherlands	9
Kerry Group B.V.	Investment	Netherlands	10
Kerry Ingredients B.V.	Ingredients	Netherlands	11
Rialdi B.V.	Ingredients	Netherlands	11
Kerry Foods France Sarl	Ingredients	France	12
Kerry Ingredients France S.A.S.	Ingredients	France	13
Kerry Ingredients Holdings (France) S.A.	Investment	France	13
Kerry Savoury Ingredients France S.A.S.	Ingredients	France	14
Kerry Ingredients GmbH.	Ingredients	Germany	15
Kerry Ingredients Holding (Germany) GmbH.	Investment	Germany	15
Kerry Tukania Proca GmbH.	Ingredients	Germany	15
Kerry Ingredients Italia S.p.A.	Ingredients	Italy	16
Kerry G.I.A.L. S.r.l.	Ingredients	Italy	17
Fructamine S.p.A	Ingredients	Italy	18
Kerry Holding Italia S.p.A.	Investment	Italy	19
Mastertaste S.p.A.	Ingredients	Italy	19
Kerry Polska Sp. z.o.o.	Ingredients	Poland	20
Kerry Hungaria KFT.	Ingredients	Hungary	21
Kerry Hungary Limited	Services	Hungary	22
Kerry Ingredients Australia Pty. Limited	Ingredients	Australia	23
Kerry Ingredients (NZ) Limited	Ingredients	New Zealand	24
Flavurence Corporation	Ingredients	USA	25
Geneva Flavors Inc.	Ingredients	USA	25
Guernsey Bel, Inc.	Ingredients	USA	25
GB Seasonings Inc.	Ingredients	USA	25
Kerry Biofunctional Ingredients Inc.	Ingredients	USA	25
Kerry Holding Co.	Investment	USA	25
Kerry Inc.	Ingredients	USA	25
Mastertaste Holding Co.	Investment	USA	25
SPI Foods, Inc.	Ingredients	USA	25
Hickory Specialties, Inc.	Ingredients	USA	26
Rector Foods, Inc.	Ingredients	USA	27
Stearns & Lehman, Inc.	Ingredients	USA	28
Jana's Classics, Inc.	Ingredients	USA	29
Oregon Chai, Inc.	Ingredients	USA	29
Kerry (Canada) Inc.	Ingredients	Canada	30
Kerry (Quebec) Inc.	Ingredients	Canada	31
Rector Holdings Limited	Investment	Canada	32
Kerry Ingredients (de Mexico) S.A. de C.V.	Ingredients	Mexico	33
Laboratorios Krauss S.A. de C.V.	Ingredients	Mexico	34
Kerry do Brasil Ltda.	Ingredients	Brazil	35
Kerry Food Ingredients (Philippines), Inc.	Ingredients	Philippines	36
Kerry Food Ingredients (Cebu), Inc.	Ingredients	Philippines	37

32. Principal subsidiaries (all wholly owned) (continued)

Company Name	Nature of Business	Country	Registered Office
Kerry Ingredients (S) Pte Limited	Ingredients	Singapore	38
Kerry Ingredients (M) Sdn. Bhd.	Ingredients	Malaysia	39
Kerry Food Ingredients (Hangzhou) Company Limited	Ingredients	China	40
Kerry Ingredients Trading (Shanghai) Limited	Ingredients	China	41
Kerry Ingredients (Thailand) Limited	Ingredients	Thailand	42
Kerry Ingredients South Africa (Pty) Limited	Ingredients	South Africa	43
Cremo Ingredients A/S	Ingredients	Denmark	44
Kerry Japan Kabushiki Kaisha	Investment	Japan	45
Kerry Bio-Science (Egypt)	Ingredients	Egypt	46

Note 1:

Country represents country of incorporation and operation. Ireland refers to the Republic of Ireland.

Note 2:

With the exception of the US, Canadian and Mexican subsidiaries, where the holding is in the form of common stock, all holdings are in the form of ordinary shares.

32. Principal subsidiaries (all wholly owned) (continued)

Registered Office

1	Prince's Street, Tralee, Co. Kerry, Ireland.
2	7 Dock Road, Limerick City, Co. Limerick, Ireland.
3	Unit 1, Western Business Park, Oak Road, Dublin 12, Ireland.
4	6 Corcrain Road, Portadown, Craigavon, Co. Armagh, Northern Ireland.
5	10 Rossdowney Road, Derry BT47 1NS, Northern Ireland.
6	Thorpe Lea Manor, Thorpe Lea Road, Egham, Surrey TW20 8HY, England.
7	Eaton Green Road, Luton LU2 9XF, England.
8	Equinox South, Great Park Road, Bradley Stoke, Bristol BS32 4QL, England.
9	Roermond, The Netherlands.
10	TMF Management B.V., West Blaak, 89, 3012 Rotterdam, The Netherlands.
11	Ettensebaan 10, 4814 NN Breda, The Netherlands.
12	Les Monestiers, 84400 Gargas, France.
13	Quartier Salignan, 84400 Apt en Provence, France.
14	26 Rue Jacques Prevert, 59650 Villenueve d'Ascq, France.
15	Hauptstrasse 22-26, D-63924 Kleinheubach, Germany.
16	Via Sondrio 9, 20053 Muggio (Milan), Italy.
17	Borgo S. Michele (Latina), Via Migliara 43, Italy.
18	Via Capitani di Mozzo 12/16, 24030, Mozzo (BG), Italy.
19	Via Fossata 114, 10147, Torino, Italy.
20	25-558 Kielce, Ul. Zagnanska 97a, Poland.
21	H-1106 Budapest, Fehér út 10, Hungary.
22	H-1074 Budapest, Dohany u. 12, Hungary.
23	No 8 Holker Street, Newington, NSW 2127, Australia.
24	11-13 Bell Avenue, Otahuhu, Auckland, New Zealand.
25	2711 Centerville Road, Wilmington, DE 19808, USA.
26	2908 Poston Avenue, Nashville, TN 37203, USA.
27	80 State Street, Albany, NY 12207, USA.
28	50 West Broad Street, Columbus, Ohio, 43215, USA.
29	285 Liberty Street NE, Salem, OR 97301, USA.
30	55 King Street West, Toronto-Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1N6, Canada.
31	615 Jack Ross Ave., P.O. Box 968, Woodstock, Ontario N4S 8A4, Canada.
32	66 Wellington Street, Toronto-Dominion Bank Tower, Toronto, Ontario M5K 1N6, Canada.
33	Carr. Panamericana, Salamanca Km 11.2, 36660 Irapuato, Guanajuato, Mexico.
34	Montecito # 38, Piso 12, Oficinas 5 y 6, Col. Napoles, Del. Benito Juarez, CP. 03810, Mexico.
35	Rua Cristiano Alves da Silva, 15 - Parque Jussara - Tres Coracoes - MG - Brazil.
36	Mactan Economic Zone 1, Lapulapu City, Cebu, Philippines.
37	Barangay Tabok, Mandaue City, Cebu, Philippines.
38	6 Shenton Way #28-09 DBS Building Tower Two, Singapore 068809.
39	No. 21 Jalan Tun Abdul Razak Susur 1/1, 80000 Johor Bahru, Malaysia.
40	No. 68 XingFu Road, Hangzhou XiaSha, Zhejiang Province, People's Republic of China.
41	Room 248, Ximmao Building, 2 Tai Zhong Road South,Waigaoqiao Free Trade Zone, Shanghai, People's Republic of China.
42	No 618, Moo 4, Bangpoo Industrial Estate, Praksa Sub District, Muang District, Samutprakarn Province, Thailand.
43	Unit 24 Sancroy Commercial Park, Die Agora Road, Croydon, Gauteng, South Africa.
44	Toftegardsvej 3, DK-5620, Glamsbjerg, Denmark.
45	Kamiyacho Sankei Building. 2F, 1-7-2, Azabudai, Minato-ku, Tokyo 106-0041, Japan.
46	City of Cairo, Governorate of Cairo in the Arab Republic of Egypt.

Notes

Notes

designed and produced by (xmi) dublin 661 7600


KERRY

Kerry Group
Prince's Street
Tralee
Co. Kerry
Ireland
T +353 66 718 2000
F +353 66 718 2961
W www.kerrygroup.com

KERRY

RECEIVED

2005 JUN -1 A 11:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission
450 Fifth Street NW,
Washington DC 20549
USA

25th May, 2005.

Re: Kerry Group PLC (file no: 82-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 82-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,



Michael Ryan
Head of Investor Relations
Kerry Group PLC.

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Press Announcement

Updating Statement : Annual General Meeting : Kerry Group plc

24 May, 2005

Kerry, the global ingredients, flavours and consumer foods group, today stated that the Group expects to perform in line with market earnings expectations for the year 2005.

Addressing shareholders at the Group's Annual General Meeting, Hugh Friel, Chief Executive, reported that trading to date in 2005 was satisfactory and that he expects a good out-turn for the full year, notwithstanding the challenging market environment.

"The Group is making good operational progress and continues to benefit from technology developments and innovation in its core product areas," Mr Friel said. "We are achieving solid operational and business enhancements, in particular as a result of the Group's continuing capital expenditure programmes which I expect will yield further improvements in business efficiencies in the medium term. Kerry continues to explore complementary acquisition opportunities," he added.

As previously stated, accounts from 1 January 2005 will be prepared in line with International Financial Reporting Standards (IFRS). Speaking at the Annual General Meeting, Brian Mehigan, Chief Financial Officer, referred to the impact of the changes to accounting policies and a restatement of the Group's 2004 reported results. Mr Mehigan said; "While the restatements have a relatively minor net impact on the adjusted earnings per share of the Group (negative 0.8 cent) and a zero impact on operating cash flows, the restatements do have an impact on a number of other line items. The most significant of these is an increase in profit after tax and basic earnings per share by €58m and 31.3 cent respectively due primarily to the significant reduction in the amortisation charge in the Consolidated Income Statement. In addition, the net assets of the Group have decreased by approximately €76m mainly as a result of the adoption of IAS 19 'Employee Benefits' which requires the placing of the previously disclosed net pension deficit on the Consolidated Balance Sheet."
Mr Mehigan added; "I do not foresee these changes having a material impact on the current adjusted earnings per share expectations in the market place for the Group in 2005."

As part of the transition from Irish/UK GAAP, detailed financial information prepared in accordance with IFRS for the date of transition 1 January 2004 and for the year ended 31 December 2004, has been posted on the Group's website www.kerrygroup.com.

ends

For further information please contact :
Frank Hayes,
Director of Corporate Affairs,
Kerry Group plc.

Telephone: + 353 66 718 2304
Fax: + 353 66 718 2972
Email: corpaffairs@kerry.ie
Website: www.kerrygroup.com

Registered in Ireland
No. 111471

Annual General Meeting

Kerry Group plc

24 May 2005




LESS THAN 5% FAT
Wall's
EST. 1786
lean recipe
PORK SAUSAGES














Charleville
SELECT
Freshly Grated

the science of food


KERRY



2004 Financial Highlights

Turnover	€4,129m	+11.8% *+4.2% like-for-like*
Operating profit*	€349m	+13.1% *+6.6% like-for-like*
EPS*	123.7 cent	+10.3%
Free cash flow	€267m	2003: €204m
Acquisition programme	€712m	2003: €208m

*Note: * before goodwill and exceptional items*



Turnover Analysis


2003
€3,693m
2004
€4,129m
+12%
FX Translation
-2%
Like-for-like
+4%
Acquisition/Disposal
+10%



2004 Free Cash Flow (€m)



300
250
200
150
100
50
0
103
109
101
232
204
267
1999
2000
2001
2002
2003
2004



Financial Ratios

	2004	2003
Debt : Equity	71%	52%
Debt : Market capitalisation	35%	27%
EBITDA* : Net interest	9.0x	10.5x
Debt : EBITDA*	2.6x	1.9x

Note: * before exceptional items

KERRY

IFRS - *Key Impact on 2004 Figures*

- **Income Statement**
  - No change in turnover
  - Pension expense reduced by €3m
  - Amortisation charge reduced by €60.5m
  - Deferred tax charge increased by €5.2m

  Resulting in a minor reduction of 0.8 cent in adjusted EPS
- **Balance Sheet**
  - Reflects Pension deficit of €199m together with associated deferred tax asset
  - Deferred tax no longer discounted
  - Goodwill balance increased by €67m, primarily due to reduction in amortisation charge
  - Final 2004 dividend of €18m removed

  Resulting in an overall reduction of €76m in net assets
- **No change in Free Cash Flow**

Business Review





Key Accomplishments in 2004

- Strong operational and financial performance
- Continued innovation to meet nutrition, wellness and convenience trends
- €111m R&D expenditure
- €91m capital expenditure
- Key acquisitions in fast-growing profitable categories
- Significant broadening of technical and geographic base
- Solid platform for continued profitable growth



Analysis of Turnover and Operating Profit*



Turnover
Ingredients
63%
Consumer Foods
37%
Operating Profit*
Ingredients
69%
Consumer Foods
31%

Turnover	
Ingredients	€2,781m
Consumer Foods	€1,661m

Operating Profit*	
Ingredients	€257m
Consumer Foods	€116m

Note: * before goodwill and exceptional items



Kerry Ingredients Positioning

Kerry Ingredients	A world leader in application specific food ingredients markets
Kerry Bio-Science	A leader in innovation and application of bio-ingredients and pharma-ingredients
Mastertaste	The Group's flavours and fragrance division, focused on sweet, savoury, dairy and functional food and beverage flavours, and niche fragrance categories









Business Review - *Ingredients*

	2004	Total Growth	Like-for-like
Turnover	€2,781m	€377m	€121m
Operating profit	€257m	€38m	€20m

- Strong market and technical development
- Good innovation pipeline
- Consumer dynamics driving growth
- Kerry business model - forefront of change
- Emerging markets - optimistic outlook
- Industry consolidation



Consumer Foods Positioning

- A strong portfolio of consistently supported brands
- A strong focus on retailer relationships and a leader in category management
- A leader in growth markets including ready meals and convenience snacks
- Continuous investment in product innovation
- An unrivalled national distribution network across all trade channels in the UK and Ireland





Business Review - *Consumer Foods*

	2004	Total Growth	Like-for-like
Turnover	€1,661m	+€53m	+€30m
Operating profit	€116m	+€2m	+€1m

- Ireland and UK focus
- Kerry brands outperforming market growth rates
- Growth in convenience, ‘food-to-go’, meal solutions’ categories
- Cheese snacking double digit growth
- Poultry sector challenging environment
- Poole pastry production
- Stg£ / Euro
- Brand development and innovation in added-value growth sectors



Turnover by Destination



Europe
66%
Americas
27%
Asia Pacific
7%



2004 Turnover Growth - *by Destination (Total and Like-for-like)*



36
30
24
18
12
6
0
9%
3%
14%
6%
31%
15%
12%
4%
Europe
Americas
Asia Pacific
Group
Total
Like-for-like



Consumer Challenge

- Positive stimulus for change and growth
- Awareness of key food and nutrition values
- Protein key to innovation and wellness
- Managed carb-solutions
- Indulgence - growth niches
- Convenience
- Food safety - Kerry's technical platform





Prospects

- Continued growth opportunities in core business areas
- Strong business management capability and track record
- Complementary acquisitions
- Earnings outlook for year in line with market expectations

International Financial Reporting Standards

Kerry Group plc

24 May 2005



LESS THAN 5% FAT
Wall's
EST. 1786
lean recipe
PORK SAUSAGES







Charleville
SELECT
Freshly Grated

the science of food


KERRY



Kerry Group - *IFRS*

- The purpose of this presentation is to provide information on the impact of the adoption of IFRS. The financial information contained herein represents our current best estimates and may be affected by changes to IFRS standards, interpretations thereof and the emergence of best practice. Certain of these standards are still subject to endorsement by the European Commission. For these reasons it is possible that the information presented may be subject to change. The financial information contained herein is unaudited.



Communication Timetable


2004 Annual Results Irish / UK GAAP
2004 IFRS Irish / UK GAAP reconciliation
Interim Results to 30 June 2005 under IFRS, with comparatives
Full year audited Results to 31 December 2005 under IFRS, with comparatives
1 March 2005
24 May 2005
30 August 2005
February 2006



Summary

- For all accounting periods beginning from 1 January 2005, Kerry Group will report its results under IFRS
- Comparative information is provided for 2004 and is the subject of this presentation
- IFRS impact on 2004

– Turnover	no change	
– Cash flow	no change	
– Adjusted EPS	-0.8 cent	-0.6%
– Net assets	-€76m	-7%



IFRS - *Key Impact on 2004 Figures*

- **Income Statement**
  - No change in turnover
  - Pension expense reduced by €3m
  - Amortisation charge reduced by €60.5m
  - Deferred tax charge increased by €5.2m

  Resulting in a minor reduction of 0.8 cent in adjusted EPS
- **Balance Sheet**
  - Reflects Pension deficit of €199m together with associated deferred tax asset
  - Deferred tax no longer discounted
  - Goodwill balance increased by €67m, primarily due to reduction in amortisation charge
  - Final 2004 dividend of €18m removed

  Resulting in an overall reduction of €76m in net assets
- **No change in Free Cash Flow**



Reconciliation of 2004 Earnings per Share (Cent)

	Under Irish / UK GAAP	IAS 19 Employee Benefits	IFRS 3 Business Combinations	IAS 12 Income Taxes	IAS 38 Intangible Assets	Under IFRS
Adjusted EPS*	**123.7**	1.6	-	(3.0)	0.6	**122.9**
Goodwill / intangible amortisation	**(37.2)**	-	32.5	-	(0.6)	**(5.3)**
Non-trading items	**(8.3)**	-	-	0.2	-	**(8.1)**
Basic EPS	**78.2**	1.6	32.5	(2.8)	-	**109.5**
Share option dilution	**(0.4)**	-	(0.2)	-	-	**(0.6)**
Fully diluted EPS	**77.8**	1.6	32.3	(2.8)	-	**108.9**

Note: * before intangible asset amortisation and non-trading items



Reconciliation of December 2004 Balance Sheet

	€m
Net assets (Irish / UK GAAP)	1,044
Pension deficit on balance sheet	(199)
Decrease in deferred tax liability	38
Goodwill balance sheet increase	67
Remove 2004 proposed dividend	18
Net assets (IFRS)	968



Zero Cash Impact

- Cash flow generation
- Cash balances
- Borrowings
- Payment of dividends



Key Accounting Changes

Key IFRS changes that impact Kerry Group financial statements are

Intangible amortisation	IAS 38 'Intangible Assets' and IFRS 3 'Business Combinations'
Pensions	IAS 19 'Employee Benefits'
Deferred tax	IAS 12 'Income Taxes'
Dividends	IAS 10 'Events after the Balance Sheet Date'
Financial instruments	IAS 32 and IAS 39 (from 1/1/2005)

IAS 38 Intangible Assets and IFRS 3 Business Combinations

KERRY

Irish / UK GAAP Policy

- Amortise goodwill and intangible assets over estimated useful life (not exceeding 20 years)

IFRS Policy

- Goodwill not amortised but subject to an annual impairment review
- More intangibles identified on acquisitions
- Intangible assets with indefinite lives not amortised but subject to annual impairment
- Intangible assets with finite lives amortised

Financial Impact

- Reduction in intangible amortisation charge in 2004 from €69.3m (Irish / UK GAAP) to €9.8m (IFRS)
- Increase the asset value in the balance sheet by €67m

IAS 19 Employee Benefits - *Pensions*

KERRY

Irish / UK GAAP Policy

- The Group has accounted for pensions in accordance with SSAP 24 and the pension expense has broadly equalled the cash contribution

IFRS Policy

- Defined contribution schemes no change
- The Income Statement charge is based on the current service cost and the financing cost
- Actuarial gains and losses are recognised directly in the Statement of Recognised Income and Expense
- Defined benefit pension assets/liabilities brought onto the balance sheet

Financial Impact

- More volatility in the Balance Sheet due to a market driven approach
- 2004 charge reduced by €3m, primarily as a result of non-amortisation of pension deficit in the Consolidated Income Statment for IFRS
- The combined deficit on defined benefit and post-retirement schemes of €199m is recognised on the Balance Sheet as a liability

IAS 12 Income Taxes - *Deferred Tax*

Irish / UK GAAP Policy

- Deferred tax was recognised only on timing differences that arose from the inclusion of gains and losses in tax assessments in periods different from those in which they were recognised in the financial statements

IFRS Policy

- Deferred tax is recognised in respect of all taxable temporary differences arising between the tax base and the accounting base of balance sheet items. This means that deferred tax is recognised on certain temporary differences that would not have given rise to deferred tax under Irish / UK GAAP
- Discounting is not allowed

Financial Impact

- Income Statement charge increases by €5.2m primarily due to elimination of discounting
- Deferred tax liability reduces by €37.6m primarily due to the recognition of the deferred tax asset associated with the pension deficit

IAS 10 Events after the Balance Sheet Date - *Dividends*

Irish / UK GAAP Policy

- Dividends were accrued in the accounting period to which they related, even if the shareholder approval of that dividend took place after the balance sheet date

IFRS Policy

- Proposed dividends do not meet the definition of a liability until they have been approved by the shareholders at the AGM

Financial Impact

- Kerry Group will not recognise the dividend liability until it has been approved by the AGM. This will result in derecognition in the IFRS accounts of the final dividend for 2004. This will not affect the amount or the timing of the payment of the dividend either this year or in future years

KERRY IAS 32 and IAS 39 Financial Instruments

These standards introduce changes to accounting for derivative and other financial instruments. IFRS 1 allows, for the year ended 31/12/2004, derivatives and other financial instruments to be accounted for under Irish / UK GAAP. Kerry Group will apply IAS 32 and IAS 39 from 1/1/2005. We do not envisage a major impact as hedge accounting is expected to apply.

KERRY Other Issues

- IAS 21 Effects of changes in foreign exchange rates
  - Impact - reserve movement of €0.6m negative
- IFRS 5 Non current assets held for sale
  - Impact - €4.4m reclassified from fixed assets to current assets
- IAS 14 Segmental reporting
  - Impact - segmental reporting rules already complied with
- IFRS 2 Share based payments
  - Impact - no amendments as all share options granted before 7 November 2002
- Format and layout of financial statements
  - To be implemented in year-end financial statements

KERRY Reconciliation of Profit After Tax 2004

	€'000
Profit after tax (Irish / UK GAAP)	145,785
Pension adjustment IAS 19	2,971
Goodwill adjustment IAS 38 and IFRS 3	60,500
Income taxes IAS 12	(5,206)
Profit after tax (IFRS)	204,050

KERRY IFRS Impact on 2004 Numbers

The impact of IFRS on key items in the Consolidated Income Statement and Consolidated Balance Sheet is as follows

	IFRS	Irish / UK GAAP	Change €m	Change %
Turnover	€4,129m	€4,129m	-	-
Trading profit*	€356m	€349m	€7m	2%
PAT	€204m	€146m	€58m	40%
Adjusted EPS*	122.9c	123.7c	(0.8c)	(0.6%)
Net assets	€968m	€1,044m	(€76m)	(7%)

Note: * before intangible asset amortisation and non-trading items

KERRY

Guidance

No impact on guidance for the year

Adoption of International Financial Reporting Standards (IFRS)

Preliminary Restatement of 2004 Financial Information

24 May 2005

CONTENTS | PAGES

Introduction

Kerry, the global ingredients, flavours and consumer foods group, has adopted International Financial Reporting Standards (IFRS) as its primary accounting basis for all reporting periods beginning on or after 1 January 2005 as required for all EU listed Companies. As part of the transition from Irish/UK GAAP, Kerry herein presents financial information prepared in accordance with IFRS for the date of transition 1 January 2004 and for the year ended 31 December 2004.

The purpose of this document is to provide information on the impact of the adoption of IFRS. The financial information contained herein represents our current best estimates and may be affected by changes to IFRS standards, interpretations thereof and the emergence of best practice. Certain of these standards are still subject to endorsement by the European Commission. For these reasons it is possible that the information presented in this document may be subject to change prior to its finalisation in the 2005 Annual Report. The financial information contained herein is unaudited.

Financial Highlights

- Turnover unchanged at €4,129m
- Trading profit* of €356m (Irish/UK GAAP: €349m)
- Profit after tax of €204m (Irish/UK GAAP: €146m)
- Adjusted earnings per share** is 122.9 cent (Irish/UK GAAP: 123.7 cent)
- Basic earnings per share is 109.5 cent (Irish/UK GAAP: 78.2 cent)
- Group free cash flow remains unchanged at €267m
- Net assets as at 31 December 2004 decreased by €76m

	IFRS	Irish/UK GAAP	Change	Change %
Turnover	€4,129m	€4,129m	-	-
Trading profit*	€356m	€349m	€7m	2%
Profit after tax	€204m	€146m	€58m	40%
Adjusted earnings per share**	122.9c	123.7c	(0.8c)	(0.6%)
Basic earnings per share	109.5c	78.2c	31.3c	40%
Group free cash flow	€267m	€267m	-	-
Net assets as at 31 December 2004	€968m	€1,044m	(€76m)	(7%)

* Trading profit refers to the adjusted operating profit generated by the businesses before intangible asset amortisation and any profits and losses generated from the disposal of fixed assets or businesses and any material restructuring expenditure.

** Based on profit after tax before intangible asset amortisation and any profits and losses generated from the disposal of fixed assets or businesses and any material restructuring expenditure.

Kerry Group Chief Financial Officer, Brian Mehigan commenting on the transition said:

"Kerry Group is, as indicated in our 2004 Annual Report, adopting the new international accounting framework for 2005 reporting. This announcement provides a detailed analysis of the impact of the changes to accounting policies and a restatement of our 2004 reported results. While the restatements have a relatively minor net impact on the adjusted earnings per share of the Group (negative 0.8 cent), and a zero impact on operating cash flows, the restatements do have an impact on a number of other line items. The most significant of these is an increase in profit after tax and basic earnings per share by €58m and 31.3 cent respectively due primarily to the significant reduction in the amortisation charge in the Consolidated Income Statement. In addition the net assets of the Group have decreased by approximately €76m mainly as a result of the adoption of IAS 19 'Employee Benefits' which requires the placing of the previously disclosed net pension deficit on the Consolidated Balance Sheet.

I do not foresee these changes having a material impact on the current adjusted earnings per share expectations in the market place for the Group in 2005."

Basis of Preparation

The financial information presented in this document has been prepared in accordance with IFRS, including all International Accounting Standards (IAS), and interpretations issued by the International Accounting Standards Board (IASB), the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC) as published by 31 December 2004.

The rules for first time adoption of IFRS are set out in IFRS 1 'First-time Adoption of International Financial Reporting Standards'. IFRS 1 requires application of the same accounting policies in the IFRS opening balance sheet and for all periods thereafter.

The Group's transition to IFRS has been prepared on the basis of taking the following exemptions available under IFRS 1:

(a) Business combinations prior to 1 January 2004 have not been restated to comply with IFRS 3 'Business Combinations'. The net book value of goodwill as at the transition date has been treated as deemed cost of goodwill under IFRS.

(b) Cumulative translation differences on foreign operations are deemed to be nil at 1 January 2004. Any gains and losses recognised in the Consolidated Income Statement on subsequent disposals of foreign operations will therefore exclude translation differences arising prior to the transition date.

(c) The Group has applied hedge accounting in accordance with Irish/UK GAAP and will adopt IAS 32 'Financial Instruments: Presentation and Disclosure' and IAS 39 'Financial Instruments: Recognition and Measurement' from 1 January 2005, with no restatement of comparative information.

In addition, subject to endorsement by the European Commission, the Group has elected to early-adopt 'Amendment to IAS 19 Employee Benefits'. The Group has selected the option available within this standard, similar to FRS 17 'Retirement Benefits' under Irish/UK GAAP, for immediate recognition of all actuarial gains and losses outside of the Consolidated Income Statement.

The financial information has been prepared under the historical cost convention.

Presentation of financial statements

The financial information contained in this document adopts an Irish/UK GAAP presentation style. The 2005 interim and full year financial statements will be presented in accordance with the IFRS presentation style.

IFRS does not define certain income statement headings. For clarity, the following are the definitions as applied by the Group:

> 'Trading profit' refers to the adjusted operating profit generated by the businesses before intangible asset amortisation and any profits or losses generated from the disposal of fixed assets or businesses and any material restructuring expenditure.
>
> 'Operating profit' is profit before taxation and interest payable and similar charges.

The Group makes this distinction so as to exclude items that do not impact the continuous performance of the businesses.

Reconciliation of Earnings per Share from Irish/UK GAAP to IFRS for the year ended 31 December 2004

	Under Irish/UK GAAP cent	Impact of transition to IFRS: IAS 19 Employee benefits cent +(1)	IFRS 3 Business combinations cent +(2)	IAS 12 Income taxes cent +(3)	IAS 38 Intangible assets cent +(4)	Under IFRS cent
Adjusted earnings per ordinary share*	**123.7**	1.6	-	(3.0)	0.6	**122.9**
Goodwill and other intangible amortisation	**(37.2)**	-	32.5	-	(0.6)	**(5.3)**
Non-trading items (net)	**(8.3)**	-	-	0.2	-	**(8.1)**
Basic earnings per ordinary share	**78.2**	1.6	32.5	(2.8)	-	**109.5**
Share option dilution	**(0.4)**	-	(0.2)	-	-	**(0.6)**
Fully diluted earnings per ordinary share	**77.8**	**1.6**	**32.3**	**(2.8)**	**-**	**108.9**
based on:						
	€'000	**€'000**	**€'000**	**€'000**	**€'000**	**€'000**
Adjusted earnings*	**230,491**	2,971	-	(5,486)	1,070	**229,046**
Goodwill and other intangible amortisation	**(69,252)**	-	60,500	-	(1,070)	**(9,822)**
Non-trading items (net)	**(15,454)**	-	-	280	-	**(15,174)**
Basic earnings	**145,785**	**2,971**	**60,500**	**(5,206)**	**-**	**204,050**

The basic weighted average number of ordinary shares in issue for the year was 186,401,228. The diluted weighted average number of ordinary shares in issue for the year was 187,308,737. The dilution arises in respect of executive share options outstanding.

* Adjusted earnings is calculated as profit after tax, before intangible asset amortisation and any profits and losses generated from the disposal of fixed assets or businesses and any material restructuring expenditure. Adjusted earnings per share is the adjusted earnings divided by the basic weighted average number of ordinary shares.

+ Explanatory notes are presented on pages 13 – 14.

Group Accounting Policies under IFRS

The significant accounting policies adopted by the Group are as follows:

Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries all of which present financial statements up to 31 December. The results of subsidiaries acquired or disposed of during the year are included in the Consolidated Income Statement from the date of their acquisition or up to the date of their disposal.

Reporting currency
The financial statements contained herein are presented in Euro.

Turnover
Turnover represents the value of sales to third party customers net of discounts, allowances, volume and promotional rebates, other payments to customers and excludes VAT.

Segmental analysis
The Group's primary format for segmental reporting is business segments and the secondary format is geographical segments. The risks and returns of the Group's operations are primarily determined by the different products that the Group produces rather than the geographical location of the Group's operations.

The Group has two business segments, Ingredients and Consumer Foods. Corporate activities, such as the cost of corporate stewardship, are reported along with the elimination of inter-group activities under the heading "Unallocated and Group Eliminations".

Segment assets and liabilities consist of property, plant and equipment, goodwill and intangible assets and other assets and liabilities that can be reasonably allocated to the reported segment. Unallocated segment assets and liabilities mainly include current and deferred income tax balances together with financial assets and liabilities.

The Group's geographical segments are determined by geographical location and similarity of economic environments.

Tangible fixed assets
Tangible fixed assets are stated at cost less accumulated depreciation and any impairment losses. Cost comprises purchase price and directly attributable costs. Freehold land is not depreciated. Depreciation on the remaining tangible fixed assets is calculated by charging equal annual instalments to the Consolidated Income Statement so as to provide for their cost over the period of their expected useful lives at the following annual rates:

Buildings	2% - 5%
Plant, Machinery and Equipment	7% - 25%
Motor Vehicles	20%

Non-current assets held for sale
Non-current assets are classified as held for sale if their carrying value will be recovered through a sale transaction rather than through continuing use. The sale must be deemed to be highly probable.

Non-current assets, including related liabilities, classified as held for sale are measured at the lower of carrying value and fair value less costs of disposal.

Goodwill
Goodwill represents the difference between the cost of businesses acquired and the aggregate of the fair values of their identifiable net assets at the date of acquisition. Goodwill arising on acquisitions since 1998 has been capitalised on the Consolidated Balance Sheet. This goodwill is tested for impairment annually and is carried at cost less accumulated impairment losses, where identified. At the date of acquisition, goodwill is allocated to one or more cash generating units for the purpose of impairment testing. Gains and losses on the disposal of a business include the carrying amount of goodwill relating to the business sold except for goodwill in respect of acquisitions prior to 1998, which remains eliminated against reserves.

Intangible assets

Intangible assets acquired as part of a business combination include brand related intangibles, non-compete agreements and patents. These intangible assets are valued at their fair value at the date of acquisition. Intangible assets determined to have an indefinite life are not amortised and are subject to an annual impairment review. Finite life intangible assets are amortised over the period of their expected useful lives in equal annual instalments.

Intangible assets separately acquired include brand related intangibles, patents and computer software that is not an integral part of an item of computer hardware. These intangible assets are stated at cost less accumulated amortisation and any impairment losses. Cost comprises purchase price and other directly attributable costs. These intangible assets are amortised over their expected useful lives in equal annual instalments.

Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Stocks

Stocks are valued on a weighted average cost basis, at the lower of cost and estimated net realisable value. Cost includes all expenditure incurred in the normal course of business in bringing the products to their present location and condition. Net realisable value is the estimated selling price of stock on hand less all further costs to completion and all costs expected to be incurred in marketing, distribution and selling.

Taxation

The tax charge includes income taxes payable based on taxable profit for the year and deferred taxes, which have been calculated on the basis set out in IAS 12 'Income taxes'. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

Income taxes include all taxes based upon the taxable profits of the Group. Deferred taxes are calculated based on the temporary differences that arise between the tax base of the asset or liability and its carrying value in the Consolidated Balance Sheet. Deferred tax is recognised on all temporary differences in existence at the balance sheet date except as provided under IAS 12. Deferred tax assets are recognised to the extent that it is probable that they will be utilised.

Deferred tax assets and deferred tax liabilities are offset where taxes are levied by the same taxation authority and relate to the same tax period.

Retirement benefits

Payments to defined contribution plans are recognised in the Consolidated Income Statement as they fall due and any contributions outstanding at the period end are included as an accrual in the Consolidated Balance Sheet.

The cost of providing benefits and the liabilities of defined benefit plans are determined, using the projected unit credit method, by independent and professionally qualified actuaries.

Current service cost, interest cost and return on plan assets are recognised in the Consolidated Income Statement. Actuarial gains and losses are recognised in full in the period in which they occur in the Statement of Recognised Income and Expense. Past service cost is recognised immediately to the extent that the benefits are already vested. Otherwise, past service cost is recognised on a straight line basis over the average period until the benefits become vested.

The defined benefit liability recognised in the Consolidated Balance Sheet represents the present value of the defined benefit obligation less any past service cost not yet recognised and less the fair value of any plan assets. Defined benefit assets are also recognised in the Consolidated Balance Sheet but are limited to the total of any unrecognised past service cost and the present value of available refunds and reductions in future contributions to the plan.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the financial year in which it is incurred.

Development expenditure is assessed and capitalised if it meets all of the following criteria:

- an asset is created that can be identified;
- it is probable that the asset created will generate future economic benefits; and
- the development cost of the asset can be measured reliably.

Capitalised development costs are amortised over their expected economic lives. Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the financial year in which it is incurred.

Grants

Grants of a capital nature are accounted for as deferred income and are released to the Consolidated Income Statement at the same rates as the related assets are depreciated. Grants of a revenue nature are credited to the Consolidated Income Statement to offset the matching expenditure.

Operating leases

Annual rentals payable under operating leases are charged to the Consolidated Income Statement on a straight line basis over the period of the lease.

Foreign currency

Foreign currency transactions are translated into local currency at the rate of exchange ruling at the date of the transaction. Any exchange difference arising from either the retranslation of the resulting monetary asset or liability at the exchange rate at the balance sheet date or from the settlement of the balance at a different rate is recognised in the Consolidated Income Statement when it occurs.

The Income Statements of foreign currency subsidiaries are translated into Euro at the average exchange rate for the period. The Balance Sheets of such subsidiaries are translated at rates of exchange ruling at the balance sheet date. From 1 January 2004, a separate component of equity is maintained for the recognition of exchange differences arising on the translation of foreign currency subsidiaries.

On disposal of a foreign subsidiary, the cumulative translation difference for that foreign subsidiary is transferred to the Consolidated Income Statement as part of the gain or loss on disposal.

The significant accounting policies applicable from 1 January 2005 are as follows:

Financial assets

Financial fixed assets classified as available-for-sale are stated at their fair market value at the balance sheet date. Any movements in value are taken to equity until the asset is disposed of unless there is deemed to be an impairment on the original cost in which case the loss is taken directly to the Consolidated Income Statement.

All other financial assets are stated at cost less provisions for impairment. Income from financial assets is recognised in the Consolidated Income Statement in the period in which it is receivable.

Borrowings

Debt instruments are initially reported at cost, which is the proceeds received, net of transaction costs. Subsequently they are reported at amortised cost. Any discount between the net proceeds received and the principle value due on redemption is amortised over the duration of the debt instrument, and is recognised as part of the interest expense in the Consolidated Income Statement. To the extent that debt instruments are hedged under qualifying fair value hedges, the hedged item is recorded at fair value.

Derivative financial instruments and hedge accounting

The Group's activities expose it to risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts, interest rate swaps and forward rate agreements to hedge these exposures.

Derivative financial instruments are held in the Consolidated Balance Sheet at their fair value.

Two types of hedges are used by the Group:

(a) Cash flow hedges
Changes in the fair value of derivative financial instruments that are designated, and are effective, as hedges of changes in future cash flows are recognised directly in equity. Any ineffective portion of the hedge is recognised in the Consolidated Income Statement. When the cash flow hedge of a firm commitment or forecasted transaction subsequently results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are recognised in the Consolidated Income Statement.

(b) Fair value hedges
Where a fair value exposure is hedged effectively, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in the Consolidated Income Statement. If derivative financial instruments do not qualify for hedge accounting the changes in fair value are recognised in the Consolidated Income Statement as they arise.

If a hedge is no longer effective or a hedging relationship ceases to exist any cumulative gain or loss on the instrument previously recognised in equity is retained in equity until the forecasted transaction occurs at which time it is released to the Consolidated Income Statement. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss in equity is transferred to the Consolidated Income Statement immediately.

Reconciliation of impact of IFRS on the Consolidated Income Statement for the year ended 31 December 2004

	Under Irish/UK GAAP €'000	Impact of transition to IFRS				Under IFRS €'000
		IAS 19 Employee benefits €'000 [+](1)	IFRS 3 Business combinations €'000 [+](2)	IAS 12 Income taxes €'000 [+](3)	IAS 38 Intangible assets €'000 [+](4)	
Turnover	**4,128,736**	-	-	-	-	**4,128,736**
Trading profit	**348,906**	5,804	-	-	1,070	**355,780**
Goodwill and other intangible amortisation	(69,252)	-	60,500	-	(1,070)	(9,822)
Restructuring costs	(41,108)	-	-	-	-	(41,108)
Profit on sale of fixed assets	15,592	-	-	-	-	15,592
Operating profit	**254,138**	5,804	60,500	-	-	**320,442**
Interest payable and similar charges	(48,982)	(2,833)	-	-	-	(51,815)
Profit before taxation	**205,156**	2,971	60,500	-	-	**268,627**
Taxation - current tax	(57,372)	-	-	-	-	(57,372)
- deferred tax	(1,999)	-	-	(5,206)	-	(7,205)
Profit after taxation and attributable to ordinary shareholders	**145,785**	**2,971**	**60,500**	**(5,206)**	-	**204,050**
Earnings per ordinary share (cent)						
- adjusted	**123.7**	1.6	-	(3.0)	0.6	**122.9**
- basic	**78.2**	1.6	32.5	(2.8)	-	**109.5**
- fully diluted	**77.8**	1.6	32.3	(2.8)	-	**108.9**

[+] Explanatory notes are presented on pages 13 – 14.

Reconciliation of impact of IFRS on the Consolidated Balance Sheet as at 1 January 2004

		Impact of transition to IFRS					
	Under Irish/UK GAAP €'000	IAS 19 Employee benefits €'000	IAS 12 Income taxes €'000	IAS 38 Intangible assets €'000	IAS 10 Events after the balance sheet date €'000	IFRS 5 Non current assets held for sale €'000	Under IFRS €'000
		+(1)	+(3)	+(4)	+(5)	+(6)	
Fixed assets							
Tangible assets	844,701	-	-	(2,781)	-	(4,484)	837,436
Intangible assets	837,301	-	-	2,781	-	-	840,082
	1,682,002	-	-	-	-	(4,484)	1,677,518
Current assets							
Stocks	383,899	-	-	-	-	-	383,899
Debtors	482,955	-	-	-	-	4,484	487,439
Cash at bank and in hand	56,862	-	-	-	-	-	56,862
	923,716	-	-	-	-	4,484	928,200
Creditors: Amounts falling due within one year	(713,013)		-	-	15,985	-	(697,028)
Net current assets	210,703	-	-	-	15,985	4,484	231,172
Total assets less current liabilities	1,892,705	-	-	-	15,985	-	1,908,690
Creditors: Amounts falling due after more than one year	(924,420)	(181,661)	-	-	-	-	(1,106,081)
Provisions for liabilities and charges	(48,333)	-	51,454	-	-	-	3,121
	919,952	(181,661)	51,454	-	15,985	-	805,730
Capital and reserves							
Called-up equity share capital	23,234	-	-	-	-	-	23,234
Capital conversion reserve fund	340	-	-	-	-	-	340
Share premium account	365,229	-	-	-	-	-	365,229
Profit and loss account	531,149	(181,661)	51,454	-	15,985	-	416,927
	919,952	(181,661)	51,454	-	15,985	-	805,730

+ Explanatory notes are presented on pages 13 – 14.

Reconciliation of impact of IFRS on the Consolidated Balance Sheet as at 31 December 2004

	Under Irish/UK GAAP €'000	IAS 19 Employee benefits €'000 +(1)	IFRS 3 Business combinations €'000 +(2)	IAS 12 Income taxes €'000 +(3)	IAS 38 Intangible assets €'000 +(4)	IAS 10 Events after the balance sheet date €'000 +(5)	IFRS 5 Non current assets held for sale €'000 +(6)	IAS 21 Effects of changes in foreign exchange rates €'000 +(7)	Under IFRS €'000
		Impact of transition of IFRS							
Fixed assets									
Tangible assets	**968,480**	-	-	-	(3,395)	-	(4,418)	-	**960,667**
Intangible assets	**1,283,237**	1,488	58,263	9,053	3,395	-	-	(591)	**1,354,845**
	2,251,717	1,488	58,263	9,053	-	-	(4,418)	(591)	**2,315,512**
Current assets									
Stocks	**457,662**	-	-	-	-	-	-	-	**457,662**
Debtors	**566,938**	-	-	-	-	-	4,418	-	**571,356**
Cash at bank and in hand	**65,328**	-	-	-	-	-	-	-	**65,328**
	1,089,928	-	-	-	-	-	4,418	-	**1,094,346**
Creditors: Amounts falling due within one year	**(861,446)**	-	-	-	-	17,751	-	-	**(843,695)**
Net current assets	**228,482**	-	-	-	-	17,751	4,418	-	**250,651**
Total assets less current liabilities	**2,480,199**	1,488	58,263	9,053	-	17,751	-	(591)	**2,566,163**
Creditors: Amounts falling due after more than one year	**(1,375,613)**	(199,262)	-	-	-	-	-	-	**(1,574,875)**
Provisions for liabilities and charges	**(60,681)**	-	-	37,553	-	-	-	-	**(23,128)**
	1,043,905	**(197,774)**	**58,263**	**46,606**	**-**	**17,751**	**-**	**(591)**	**968,160**
Capital and reserves									
Called-up equity share capital	**23,356**	-	-	-	-	-	-	-	**23,356**
Capital conversion reserve fund	**340**	-	-	-	-	-	-	-	**340**
Share premium account	**375,032**	-	-	-	-	-	-	-	**375,032**
Profit and loss account	**645,177**	(197,774)	58,263	46,606	-	17,751	-	(591)	**569,432**
	1,043,905	**(197,774)**	**58,263**	**46,606**	**-**	**17,751**	**-**	**(591)**	**968,160**

+ Explanatory notes are presented on pages 13 – 14.

Explanatory Notes on the Impact of the IFRS Adjustments

A summary of the impact of the principal differences and resulting adjustments between Irish/UK GAAP and IFRS as they apply to the Consolidated Income Statement for the year ended 31 December 2004, the Consolidated Balance Sheet as at 1 January 2004 and the Consolidated Balance Sheet as at 31 December 2004 are as follows:

(1) Employee Benefits (IAS 19)

Under Irish/UK GAAP, the Group accounted for pensions in accordance with SSAP 24 'Accounting for Pension Costs' and complied with the disclosure requirements of FRS 17 'Retirement Benefits'.

Accounting for defined contribution pension plans remains unchanged under IFRS. The Irish/UK GAAP defined benefit pension cost charged to the Consolidated Income Statement was based on current service cost plus the impact of spreading any deficits/surpluses arising on the Group's defined benefit pension and post retirement plans over the estimated average remaining service lives of the employees. Under IFRS, the defined benefit pension charge is based on current service cost and a financing charge/credit.

The 2004 Irish/UK GAAP Consolidated Income Statement has been adjusted to comply with IAS 19 by:

- eliminating the cost of spreading the deficit relating to past service under SSAP 24;
- taking account of differences in measurement bases in the current service cost;
- recognising the past service cost arising in 2004 under IFRS; and
- recognising the IFRS financing charge.

The Group has opted for the full recognition of pension deficits/surpluses on the Consolidated Balance Sheet under IFRS. The deficit arising on the Group's defined benefit pension and post retirement plans, as measured by the plans' actuaries using the projected unit credit method at 1 January 2004 and 31 December 2004 under IFRS guidelines, has been recognised in full in the IFRS Consolidated Balance Sheets as at 1 January 2004 and 31 December 2004 respectively. The pension deficit has been included in creditors falling due after more than one year. The net actuarial loss arising in 2004 has been taken to the Statement of Recognised Income and Expense.

The net impact on the 2004 Consolidated Income Statement of adopting IAS 19 is an increase of €5.8m in operating profit and an increase in interest payable and similar charges of €2.8m. The deficit in the Group's defined benefit pension and post retirement plans at 1 January 2004 of €181.7m and at 31 December 2004 of €199.3m, has been recognised in full on the IFRS Consolidated Balance Sheet as at 1 January 2004 and 31 December 2004 respectively.

(2) Business Combinations (IFRS 3)

Under Irish/UK GAAP the Group capitalised and amortised goodwill and intangible assets over the period of its expected useful life, not exceeding 20 years. Goodwill purchased prior to 1 January 1998 was written off to reserves and on subsequent disposal of the related business is reinstated to the Consolidated Income Statement in calculating the profit or loss on disposal.

Under IFRS the Group will no longer amortise goodwill, but will instead test it for impairment at least on an annual basis. On disposal of a related business, goodwill acquired prior to 1 January 1998 will no longer be reinstated to the Consolidated Income Statement in calculating the profit or loss on disposal.

The Group has availed of the exemption under IFRS 1 of not reviewing business combinations prior to the date of transition. From 1 January 2004 intangible assets acquired are separately identified. Intangible assets with indefinite lives are not amortised. Intangible assets with finite lives are amortised over their estimated useful lives.

The net impact on the 2004 Consolidated Income Statement of reversing the Irish/UK GAAP goodwill amortisation and recognition of the intangible asset amortisation under IFRS is a decrease in the amortisation charge of €60.5m. The impact on the Consolidated Balance Sheet as at 31 December 2004 is €58.3m (net of exchange movements).

(3) Income Taxes (IAS 12)

Deferred tax under IAS 12 is based on the concept of temporary differences. This is a broader concept than under Irish/UK GAAP, where deferred tax was calculated based on the concept of timing differences.

(a) Under Irish/UK GAAP, deferred tax was provided on differences between the pension charge for the year in the Consolidated Income Statement and the amount deductible for tax purposes in the year. Under IFRS, the full pension deficit is included on the Consolidated Balance Sheet, resulting in an additional deferred tax asset being recognised in the Consolidated Balance Sheet as at 1 January 2004 and additional deferred tax being recognised on balance sheet movements in the year. Deferred tax also arises on the movement in the pension charge in the Consolidated Income Statement from Irish/UK GAAP to IFRS.

(b) Under Irish/UK GAAP, deferred tax balances were discounted to reflect the net present value of future assets and liabilities. As discounting is not allowed under IFRS the impact of discounting on deferred tax balances in the year must be eliminated in the Consolidated Income Statement. Discounting of balances carried in the Consolidated Balance Sheet as at 1 January 2004 and the Consolidated Balance Sheet as at 31 December 2004 is also eliminated.

(c) Other adjustments to deferred tax in the Consolidated Income Statement and Consolidated Balance Sheets relate mainly to differences arising as a result of recognising temporary differences that were not regarded as timing differences under Irish/UK GAAP. The most significant of these relates to intangible assets.

The overall impact of the move from Irish/UK GAAP to IFRS in the Consolidated Income Statement is an increase in the deferred tax charge of €5.2m. The net impact on the Consolidated Balance Sheet as at 1 January 2004 is a reduction of €51.5m in the deferred tax liability, which is split as pensions €44.8m, discounting (€40.9m) and other €47.6m. The net impact on the Consolidated Balance Sheet as at 31 December 2004 is a reduction of €37.6m in the deferred tax liability, which is split as pensions €52.3m, discounting (€40.9m) and other €26.2m.

(4) Intangible Assets (IAS 38)

Under Irish/UK GAAP computer software was previously capitalised as a tangible asset. Under IAS 38, computer software that is not an integral part of an item of computer hardware is capitalised as an intangible asset.

Computer software as at 1 January 2004 and 31 December 2004 with a net book value of €2.8m and €3.4m respectively, has been transferred from tangible fixed assets to intangible assets in the Consolidated Balance Sheets. The impact on the Consolidated Income Statement is the reclassification of the 2004 related depreciation as recognised under Irish/UK GAAP to intangible asset amortisation under IFRS of €1.1m.

(5) Events after the Balance Sheet Date (IAS 10)

Under Irish/UK GAAP, the Group accounted for proposed dividends relating to a given accounting period within that period, even if the approval of that dividend took place after the balance sheet date. Under IFRS proposed dividends do not meet the definition of a liability until such time as they have been approved.

The impact of this in the 1 January 2004 Consolidated Balance Sheet is to derecognise the €16.0m liability for the 2003 final dividend. This dividend was recognised in the IFRS Statement of Changes in Equity during 2004. The Irish/UK GAAP liability for the 2004 final dividend of €17.8m is derecognised from the 31 December 2004 Consolidated Balance Sheet.

(6) Non-current Assets Held for Sale (IFRS 5)

Non-current assets are classified as held for sale if their carrying value will be recovered through a sale transaction rather than through continuing use. The sale must be deemed to be highly probable. On transition fixed assets qualifying as non-current assets held for sale were reclassified from within fixed assets to non-current assets held for sale within current assets.

(7) The Effects of Changes in Foreign Exchange Rates (IAS 21)

IAS 21 requires that any goodwill held in a currency other than the functional currency of the acquired operation shall be treated as an asset of the foreign operation, resulting in a negative reserve movement of €0.6m in the 31 December 2004 Consolidated Balance Sheet.